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04010241

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schneider Electric S.A.

*CURRENT ADDRESS 43-45 boulevard Franklin Roosevelt
F-92500 Rueil-Malmaison
France

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

FILE NO. 82- 3706 FISCAL YEAR 12-31-01

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT :

82-3706

Schneider Electric SA

AR/S
12-31-01

Annual
Report 2001



Merlin Gerin
Modicon
Square D
Telemecanique

Schneider Electric



The World's Power & Control Specialist

Schneider Electric offers a comprehensive range of products and services for the following markets:
- Residential
- Commercial and industrial buildings
- Industry
- Energy and infrastructure

Four global brands

- **Merlin Gerin**
- **Modicon**
- **Square D**
- **Telemecanique**

A full lineup of products and services in our core businesses

- **Electrical distribution**
- **Industrial control and automation**

Operations in 130 countries

Schneider Electric focuses on the most promising segments with the greatest potential for creating value. Our international scope and local presence support our market leadership around the world.

A strategic commitment to rapid growth

Schneider Electric focuses on continuously improving its commercial, industrial and financial performance. This strategy is supported by our talent for innovation and the dedication of our highly skilled team members, who form a responsive organization devoted entirely to anticipating and satisfying customer needs.

Our Mission

- **Give the best of the New Electric World to everyone, everywhere, at any time.**

Our Ambition

- **Be the worldwide leader in Power & Control by pushing back our limits in all areas.**

Find out more about Schneider Electric at www.schneider-electric.com

"More than ever, electricity is the energy of the future and a source of immense potential for our Company."

Dear Fellow Shareholder,

For Schneider Electric, 2001 was a difficult year in many ways. To start, business slowed significantly in the United States and then in most of Europe. The September 11 attacks accelerated the downturn. Next, the European competition authorities refused our proposed merger with Legrand. We regret and contest this decision and have filed an appeal in the European courts. We are now looking at all the options for divesting our interest in Legrand by the end of 2002 with a focus on serving the best interests of our shareholders and our two companies.

However, these events did not compromise our growth strategy. During the year, we pursued our policy of acquisitions and partnerships to strengthen and expand our product lineup and speed our development in high-potential markets.

These markets of the future include regions like Central and Eastern Europe and Greater China. Thanks to our excellent position in China, we enjoyed substantial business growth, with sales up more than 20%. We also opened two new plants, for a total of eleven.

The future also lies in a new way of working with our customers and in improving their industrial performance. Leveraging the power of the Internet and other resources, we have expanded our customer support and training services. In addition, we have forged partnerships with customers such as Mannesmann Dematic and ACE Airwell, bringing the number of Global Strategic Accounts to 87.

Opportunities provided by the convergence of electricity, automation and communication technologies represent a third area of enormous potential. We hold a commanding position in web automation technology, offering transparent access to information, and we fully intend to widen our lead.

During 2001, we entered into new partnerships with other manufacturers. Our joint subsidiary with Toshiba, Schneider Toshiba Inverter (STI), opened plants in France and Japan. Easyplug, our joint venture with Thomson multimedia, launched its first consumer applications for the Internet, interactive television and home automation in the United States. And we also created a joint venture with France Telecom called Senside.

Our Schneider Electric Ventures fund provides yet another path to technologies of the future, as does innovation. We stepped up our commitment in this area in 2001, devoting 5.2% of sales to R&D, which is higher than the industry average.

Efforts to control inventories and investments at all levels of the Company drove a very strong increase in free cash flow in 2001. We also took disciplined measures to improve productivity and implemented rightsizing programs that reduced our workforce by 7.5%, or 6,000 jobs, half of them in North America. The decline in indirect production costs, which began in 1998, continued during the year. In all, the Schneider 2000+ program generated savings of €373 million over three years, exceeding the target of €305 million. We will continue to pursue these actions in 2002.



Henri Lachmann
Chairman and Chief Executive Officer

Lastly, to be even more responsive, we refocused our organization during the year and formed a smaller, more proactive Executive Committee.

All of these moves helped us weather the challenging business environment better than most of our competitors. Our operating margin for 2001 stood at 11.4%, while net cash provided by operating activities represented 9.8% of sales. Our free cash flow jumped to €538 million from €243 million the year before. As a result, debt held virtually stable in 2001, giving us a conservative debt-to-equity ratio of 27% at year-end.

In preparation for the divestiture of our interest in Legrand, the Board of Directors decided to set aside a €1.4 billion loss provision for our Legrand shares. Although the provision had a negative impact on reported earnings, it has no effect whatsoever on cash or the balance sheet.

To highlight our confidence in your Company's financial strength and outlook, the Board of Directors will recommend that shareholders approve a return of capital in lieu of a dividend, corresponding to a payment of €1.3 per share. The payment does not give rise to a tax credit, but it is not considered as taxable income in France.

In 2002, we anticipate stable sales in a situation of market contraction. However, our proactive response to the business environment should feed through to a slight increase in operating income.

At the beginning of January, we launched the NEW2004 program with ambitious targets for the next three years. These include achieving organic growth two points above the market every year and adding €1 billion in sales from acquisitions, increasing the gross margin by one point a year and widening the operating margin to 14% in 2004. The key challenges here will be to sharpen our customer focus; ensure customer satisfaction through quality products and services; sustain innovation; globalize our lineup, methods and processes; deepen our people's commitment and develop our community responsibility.

More than ever, electricity is the energy of the future and a source of immense potential for our Company. Our mission is to give the best of the New Electric World to everyone, everywhere, at any time. Our ambition is to be the worldwide leader in Power & Control.

On behalf of everyone here at Schneider Electric, I invite you to accompany us on the exciting adventure offered by NEW2004, a program of growth and efficiency to build and conquer the New Electric World of tomorrow.



Henri Lachmann
Chairman and Chief Executive Officer

Board of Directors

Henri Lachmann, *63*
Chairman and Chief Executive Officer

René Barbier de La Serre, *61*
Chairman and Chief Executive Officer of Continentale d'Entreprises

Claude Bébéar, *66*
Chairman of the Supervisory Board of Axa

Daniel Bouton, *51*
Chairman and Chief Executive Officer of Société Générale

Thierry Breton, *47*
*Independent non-executive Director**
Chairman and Chief Executive Officer of Thomson SA and of Thomson multimedia

Alain Burq, *48*
Member of the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund

Jean-René Fourtou, *62*
*Independent non-executive Director**
Vice-Chairman of the Aventis Board of Management

Michel François-Poncet, *67*
Vice-Chairman of the Board of BNP Paribas

Hans Friderichs, *70*
*Independent non-executive Director**
Corporate Director

James F. Hardymon, *67*
*Independent non-executive Director**
Director of Air Products & Chemicals Inc.

Executive Committee



Henri Lachmann
Chairman and Chief Executive Officer



Antoine Giscard d'Estaing
Executive Vice-President
Finance and Control - Legal Affairs



Jean-François Pilliard
Executive Vice-President
Human Resources and Communication



Eric Pilaud
Executive Vice-President
Strategy and Market Development



Chris Richardson
Executive Vice-President
North American Division

Schneider Electric Management

Corporate Divisions

Developments - Industry

Bernard Delvallée
Purchasing

Noël Girard
Electrical Distribution

Alain Marbach
Industrial Automation

Claude Ricaud
Research & Development

Laurent Vernerey
Manufacturing and Logistics

Daniel Victoir
Quality

Jean-Paul Yan
Information Systems

Strategy and Market Development

Patrick Bernard
e.base

Pascal Charriau
Residential

Michel Crochon
Industry

Philippe Crolet
Commercial and Industrial Buildings

Joël Karecki
Strategy and Planning

Jean Kieffer
Energy and Infrastructure

Bernard Quancard
Voice-Data-Image

Functional Divisions

Olivier Blum
NEW2004 Company Program

Pedro Salazar
Legal Affairs

Willy R. Kissling, 57
*Independent non-executive Director**
Chairman and Chief Executive Officer of Unaxis Corporation

Gérard de La Martinière, 58
Executive Vice-President, Finance,
Budget Control and Strategy of Group Axa

James Ross, 63
*Independent non-executive Director**
Chairman of The National Grid Group

Piero Sierra, 67
*Independent non-executive Director**
Special Advisor for the administration of Pirelli's international companies

For more details on the Board of Directors, see page 45.

Board Secretary
Philippe Bougon

Auditors

Statutory Auditors
Barbier Frinault & Autres/Andersen
Befec-Price Waterhouse

Substitute Auditors
Jean de Gaulle
Dominique Paul

**Independent non-executive Director as defined in the Viénot report on corporate governance.*



Jean-Paul Saas
Executive Vice-President
Projects and Acquisitions



Marcel Torrents
Executive Vice-President
Developments – Industry



Jean-Pascal Tricoire
Executive Vice-President
International Division



Christian Wiest
Executive Vice-President
European Division

Operating Divisions

Dominique Bellot
Germany

Jacques Billiard
Africa, Middle East

Guy de Place
Northern Asia

Dominique Devinat
India

Hal Grant
Southeast Asia

Amy Huntington
Schneider Global Business Development

Rune Johansson
Central and Eastern Europe

Gaël de La Rochère
United Kingdom

Guy Lemarchand
Nordic Countries, Benelux, Ireland and Switzerland

Philippe Métayer
Italy

René Orlandi
South America and the Caribbean

Jean-Luc Puig
France

Ramon Royo
Spain and Portugal

Russell Stocker
Greater China

Pierre Tabary
Pacific

Subsidiaries

Morten Ahlström
Lexel

Jean Netter
Schneider Electric Ventures

in a Difficult *Environment*

Consolidated sales

(€ billion)


2001
9.83
2000
9.70
1999
8.38
1998
7.63
1997
7.23

Consolidated sales rose 1.4% from the previous year. This performance reflects the Company's exceptionally solid market positions worldwide and its strong ability to withstand less favorable business conditions, notably in North America.

2001 sales by core business


30%
70%

○ Electrical Distribution	**-0.5%***	**+1.6%****
○ Industrial Control and Automation	**+5.6%***	**-5.9%****

** change at current scope of consolidation and exchange rates*
*** change at constant scope of consolidation and exchange rates*

The diversity of our markets helps cushion the impact of economic cycles on consolidated sales. In 2001, the industrial control and automation businesses were negatively affected by lower capital spending in North America and Europe, while medium voltage sales showed strong growth.

2001 workforce by geographic division

Average full-time employees


27%
30%
16%
27%

○ France	21,500 employees
● Europe	19,800 employees
● North America	19,400 employees
◎ International	11,200 employees
Total	71,900 employees

The average number of full-time employees declined in 2001. At year-end, the total workforce, including both full-time and temporary employees, was down by around 6,000 from the previous year.

2001 sales by geographic division


19%
35%
31%
15%

○ France	**-1.7%***	**-1.7%****
○ Europe	**+7.7%***	**+2.8%****
◉ North America	**-6.2%***	**-10.3%****
◎ International	**+6.6%***	**+13.2%****

** change at current scope of consolidation and exchange rates*
*** change at constant scope of consolidation and exchange rates*

This performance attests to Schneider Electric's solid positions in Europe and the emerging economies. North American sales were severely affected by the region's economic downturn.

Operating margin by core business

in % of sales


Electrical Distribution
2001
12.5
2000
13.2
1999
13.1
Industrial Control and Automation
2001
8.7
2000
13.8
1999
11.5

The operating margins in our core businesses continue to compare very favorably with those recorded by the benchmark companies in our industry. The industrial control and automation business was affected by the decline in capital spending in 2001.

Operating margin by geographic division

in % of sales


Europe (outside France)
2001
12.0
2000
13.1
1999
12.8
France
2001
14.3
2000
14.5
1999
14.9
North America
2001
8.0
2000
14.0
1999
13.8
International
2001
13.5
2000
11.9
1999
7.7

We achieved high operating margins in Europe (including France) and the rest of the world. In North America, however, the exceptional decline in sales had a negative impact on the region's operating margin.

in a Difficult *Environment*

Operating income

(€ billion)


2001
1.12
11.4%
2000
1.30
13.4%
1999
1.06
12.6%
1998
0.85
11.2%
1997
0.76
10.5%

Operating income totaled €1.12 billion in 2001. Although the operating margin contracted, it remained solid at 11.4%. Schneider Electric remains one of the most profitable companies in the industry.

One of the lowest debt-to-equity ratios in the industry

Debt-to-equity ratio

(€ million)


2001
8,381
27%
2,293
2000
4,545
47%
2,119
1999
4,260
28%
1,172
O Shareholders' equity
O Net debt

Net income (loss)

(€ billion)

1997	1998	1999	2000	2001*	2001**
0.34	**0.41**	**0.48**	**0.63**	**(0.99)**	**0.41**

* *Including provision for Legrand shares*
** *Excluding provision for Legrand shares*

In 2001, net income was affected by an exceptional €1.4 billion loss provision on our Legrand shares made necessary by the upcoming divestiture of these shares. Excluding this provision, net income totaled €414 million.

Strong ability to generate free cash flow

(€ million)



961
405
2001
18
538
991
468
2000
280
243
929
395
1999
200
334
● Net cash provided by operating activities
● Net capital expenditure
○ Change in working capital
● Free cash flow

We demonstrated our very strong ability to generate cash flow once again in 2001. This is a critical advantage in light of our growth ambitions. Thanks to our commitment to keeping capital intensity low, capital expenditures represented only 4.1% of sales in 2001. This, combined with good control over working capital, allowed us to generate free cash flow of €538 million compared with €243 million in 2000.

Consolidated data

(€ million)	**2001**	**2000**
Sales	9,828	9,695
Research & Development	(513)	(474)
Operating income	1,116	1,298
Net income excluding provision for Legrand	414	-
Net income (loss)	(986)	625
Shareholders' equity	8,381	4,545
Net debt	2,293	2,119
Total non-current assets	10,413	6,049
Total assets	15,250	11,534
Net cash provided by operating activities	961	991
Net capital expenditure	(405)	(468)
Change in working capital	(18)	(280)
Free cash flow	538	243

and its *shareholders*

Dividend per share

(in euros, before tax credit)


2001
1.30
2000
1.60
1999
1.34
1998
1.15
1997
0.99

At the Annual Meeting, shareholders will be asked to approve a return of capital in lieu of a dividend, corresponding to a payment of €1.30 per share.

The payment does not give rise to a tax credit, but it is not considered as taxable income in France.

Price (in euros)	**1997**	**1998**	**1999**	**2000**	**2001**
High	59.15	80.65	78.00	85.80	79.20
Low	35.67	39.10	44.40	57.35	38.10
Closing	49.82	51.68	77.95	77.70	54.00
Average daily trading volume	472,890	517,230	590,420	528,640	1,206,920
Shares outstanding at December 31 (in thousands of shares)	152,168	153,417	161,424	155,788	240,260
Market value at December 31 (in millions of euros)	7,581	7,928	12,581	12,104	12,974

Share price performance and trading volumes *Euronext data*


Price (in euros)
CAC 40
110
100
90
80
70
60
50
40
30
20
7,000
6,000
5,000
4,000
3,000
2,000
36.57
49.82
51.68
77.95
77.70
58.90
Dec. 29, 1996
Dec. 29, 1997
Dec. 29, 1998
Dec. 29, 1999
Dec. 29, 2000
Dec. 29, 2001
March 2002

■ Share price in euros ▤ Schneider Electric share □ CAC 40 index (base: Schneider Electric share price on December 29, 1996)

Shareholders' Relations Committee

In 2001, Schneider Electric formed a Shareholders' Relations Committee, comprising ten individual shareholders, to serve as a basis for financial communication and to relay shareholders' concerns to the Company. The Committee has met three times since it was created and has helped enhance relations between the Company and its individual shareholders.

Investor contact

Send your questions and comments to:

Shareholders' Relations Committee
Schneider Electric SA
Financial Communication
43-45 boulevard Franklin Roosevelt
92500 Rueil-Malmaison, France

- **www.schneider-electric.com**
  (Contact us)

- Toll-free number in France

N° Vert 0 800 20 55 14 (APPEL GRATUIT)

w printel

Stock *profile*



Schneider Electric
Building a New Electric World

Shares outstanding
240,260,029

Euroclear code
12197

Listed on
First Market of the Euronext Paris market (deferred settlement service)

Par value
€8.00

Market value at December 31, 2001
€13.0 billion

Schneider Electric ranks 22nd among the CAC 40 stocks and accounts for 1.30% of the index's total value. On December 31, 2001, it ranked 33rd among the 100 stocks in the Euronext 100 ParisBourse SA index.

Investor calendar

May 2002	Electrical Products Group of New York conference in Florida
May 27, 2002	Annual and Extraordinary Meeting of Shareholders
May 31, 2002	Dividend payment
November 22-23, 2002	Actionaria investor fair in Paris

Sales and earnings reports

January 23, 2002	2001 sales
February 27, 2002	2001 earnings
April 23, 2002	First quarter 2002 sales
July 23, 2002	Interim 2002 sales
September 5, 2002	Interim 2002 earnings
October 22, 2002	Nine-month 2002 sales

Investor information

Schneider Electric is committed to nurturing a relationship of trust and understanding with its shareholder by keeping them regularly informed of the Company's performance througl the "Shareholders' Letter", published f times a year, the "Investors' Corner" on the www.schneider-electric.com sit and financial notices published in the pr

In 2001, Schneider Electric welcomed a large number of visitors to its booth at the Actionaria investor fair in Paris.

Changes in the share base *in 2001*

Shares outstanding at Dec. 31, 2000	**155,787,643**
Shares issued in 2001	84,472,386
Shares cancelled 2001	-
Shares outstanding at Dec. 31, 2001	**240,260,029**
Potential shares at Dec. 31, 2001 (Square D convertible bonds and stock options)	**6,282,562**
Fully diluted shares outstanding at Dec. 31, 2001	**246,542,591**
Average shares outstanding in 2001 *(used to calculate earnings per share)*	**183,786,591**

Ownership structure *at December 31, 2001*

Historical shareholders*	7.2%
Employees	3.0%
Treasury stock – Intragroup cross shareholdings	6.8%
Foreign investors	35.6%
French investors	47.4%

* *Axa 3.5% - BNP Paribas 2.6% - AGF 0.6% - Société Générale 0.6%*

The Schneider Electric share in 2001

The share's performance in 2001 was shaped by a challenging stock market environment and by the European Commission's veto of the merger with Legrand. As a result, the share declined 30.5% over the full year, but still compared favorably with most of its peer group.

Dividend for 2001

At the Annual Meeting, shareholders will be asked to approve a return of capital in lieu of a dividend, corresponding to a payment of €1.30 per share. The payment does not give rise to a tax credit, but it is not considered as taxable income in France. It will be paid on May 31, 2002.

Share issues

On January 15, 2001, Schneider Electric initiated a public exchange offer for all outstanding common and preferred shares of Legrand SA. The terms of the offer, which were modified on June 7, 2001, were as follows:

- For common shares, a primary offer of seven Schneider Electric SA shares for two Legrand SA shares and a secondary offer of 16 Schneider Electric shares for 5 Legrand SA shares.
- For preferred shares, two Schneider Electric SA shares plus a cash payment of €55.

The public exchange offer led to the issue of 84,241,055 new Schneider Electric shares with a par value of €8.

Employee stock ownership

At December 31, 2001, employees owned 3% of the capital and 5.68% of the voting rights through the Employee Stock Purchase Plan's corporate mutual funds. A new Worldwide Employee Stock Purchase Plan is scheduled for 2002.

Double voting rights

Double voting rights are attributed to fully paid-up shares registered in the name of the same holder for at least two years prior to the end of the calendar year preceding the one in which the Annual Shareholders' Meeting takes place. The same is true for registered shares issued to replace previously existing shares that enjoyed double voting rights.

Our

Satisfying customers' expectations and expanding our positions in our key markets with increasingly comprehensive, innovative and distinctive solutions.

Residential

Optimizing safety, comfort and voice-data-image (VDI) applications

- This market covers our entire product lineup in electrical distribution (protection and installation systems), monitoring and safety and home automation data exchange (VDI, power line carrier technology, radio) for single-family homes and apartment buildings.
- It is a dependable, steady market in which renovation accounts for 50% of demand. The strong potential created by new technologies offers substantial growth opportunities, as does the emerging economies' rapid development. *Our main customers, specifiers and distribution channels are architects, building owners, developers, building contractors, electricians, electrical equipment distributors and DIY superstores.*

Industry

Optimizing productivity, flexibility, safety and traceability

- This market covers our entire product lineup in machine control, process automation, electrical supply and distribution and single-site or multi-site production data management. Schneider Electric provides solutions for all industries around the world, including agrifoods, chemicals, automobile manufacturing, pharmaceuticals and electronic components.
- Major growth paths include global partnerships with large industrial accounts and OEMs and solutions based on the Transparent Ready™ concept. *Our main customers, specifiers and distribution channels are engineering firms, systems integrators, OEMs, large industrial companies, panelbuilders and electrical equipment distributors.*

Commercial and Industrial Buildings

Optimizing safety, communication and operating costs

- This market covers our entire product lineup in electrical supply and distribution, utilities management (lighting, air conditioning, elevators, access control, etc.), data exchange (VDI, power line carrier technology, radio), multi-site remote management for office buildings, industrial buildings, ships, hotels, hospitals and schools.
- It offers significant growth potential in the areas of comprehensive building management using Transparent Ready™ solutions and operating and maintenance contracts. *Our main customers, specifiers and distribution channels are developers, engineering offices, contractors and panelbuilders, electrical equipment distributors, systems integrators and operating companies.*

Energy and Infrastructure

Optimizing availability, safety and operating costs

- These markets cover our entire product lineup in electrical supply, electricity metering and quality, process control, utilities management (lighting, ventilation, elevators, intrusion control, etc.), multi-site remote management for power generation and distribution infrastructure, telecommunication networks, passenger and freight transportation, water, oil, and gas transport and water and waste treatment.
- They are enjoying strong growth driven by the massive expansion of Internet-related infrastructure, the privatization of public infrastructure, the development of renewable and distributed energy, stricter environmental legislation, heightened safety requirements and the extensive outsourcing of services. *Our main customers, specifiers and distribution channels are public-sector investors, supervisory authorities, systems integrators, OEMs, electric companies, large industrial companies and service firms.*













Evolis
MV circuit breaker



Sepam 1000
MV protection unit



Masterpact NT
LV circuit breaker



Helios
Modular LV circuit breaker



Osiswitch, Osiprox and Osiris
Sensors, detectors, cubicles



TeSys D
Solution for
motor starter



Tego-dial
Human-machine
interface solution



Twido
Programmable Logic Controller



Premium
PLC platforms



Lexium
Motion control



TwinLine
Motion control

**Schneider Electric:
the world's Power & Control
specialist and a pioneer in integrating
web technologies, with a portfolio
of global and local brands.**

Our

Electrical distribution

Supplying electricity reliably and with complete safety

Medium Voltage
Merlin Gerin
Square D

- Switchgear and equipment from 1 to 52 kV: switches, fuses, circuit breakers, contactors, transformers, overhead switchgear, outdoor and indoor substations.
- Power-grid management: monitoring, remote operation, automation, protection, measurement.

Low Voltage
Merlin Gerin
Square D

- Switchboards, circuit breakers, switches, insulation detectors, earth-leakage protection, transformers, safety lighting, fire detection.
- Prefabricated busbar trunking, modular switchgear, final and consumer final low voltage installation systems, Power Line Carrier (PLC) and voice-data-image (VDI) communication products.
- Network management.

Industrial control and automation

Controlling, monitoring, protecting and supervising machines, installations and networks

Industrial control
Square D
Telemecanique

- Contactors from 6 to 2,750 A, overload relays, motor circuit breakers, soft starters, variable speed drives, sensors, detectors, cubicles, motor control centers, operator terminals, safety modules, power supply, interfaces, relays, enclosures, assembly and wiring accessories.

Programmable logic controllers
Modicon
Telemecanique

- Programmable logic controllers (PLCs), PLC platforms.
- Specialized software, communication networks, field buses.

Motion control

- Numerical controllers, axis and spindle motors.

Projects in 2001



France

More comfortable homes

In partnership with MISA, France's leading single-family home builder under the Maison Phenix, Maison Familiale and Maison Catherine Mamet names, Schneider Electric is implementing a comprehensive, innovative and upgradable electrical solution called Automatic Pilot. The solution handles a number of everyday functions including heating control, lighting control, shutter control, infrared remote control and deterrence systems.



United Kingdom

Lower operating costs for Woolworth thanks to Transparent Building™

The Transparent Building™ solution chosen by this leading retailer uses the Internet for remote control of the stores' lighting, heating and ventilation systems. This way, building operators can control and adjust consumption in real time, creating a more comfortable environment for their customers.



Spain

Maximum availability for the Interxion data center in Madrid

Netherlands-based Interxion, which manages 15 Internet Exchange Centers (IECs) in 12 European countries, is committed to providing customers with infrastructure that offers maximum availability.
Interxion and its partners chose Schneider Electric to design, install and maintain the electrical distribution systems at its facilities. The 12,000 square meter Madrid site has capacity of 15 MVA. It will soon also be equipped with an Information & Management System (IMS).



South Africa

Eskom/Conlog: an efficient prepayment solution

Schneider Electric subsidiary Conlog has installed 74,000 electricity prepayment systems in Cape Town homes. The city plans to install 10,000 additional meters in 2002. Prepayment systems enable electric companies to substantially reduce their claims collection procedures. Schneider Electric has already supplied more than two million prepayment meters around the world.



Tunisia

Safe and reliable electrical distribution for Carrefour's new hypermarket

The first superstore to open in Tunisia, the new Carrefour complex includes a more than 10,000 square meter hypermarket and a 9,000 square meter shopping arcade. Schneider Electric supplied the electrical distribution system for the lighting, as well as low voltage switchboards and cabinets.
The equipment was installed by local systems integrators.



Singapore

Tuas II combined-cycle power plant

Schneider Electric won contract worth more than €10 million to supply and install switchboards, low voltage equipment and transformers for the extension of the Tuas II power plant, owned by Tuas Power Pte.



France

Total traceability for Chiron-Moulins de Savoie

Chiron–Moulins de Savoie, which produces 40,000 metric tons of pasta, semolina and couscous a year on six lines, has chosen Transparent Factory™ to network its plant's automation systems. This solution helps ensure traceability for all products that come out of the plant and makes it easier to outsource maintenance operations.



Brazil

Schneider Electric expertise for PSA Peugeot Citroën

PSA Peugeot Citroën's Porto Real plant, which includes body-in-white, paint and assembly workshops, will produce 100,000 vehicles a year. Schneider Electric won a €3.8 million contract to supply the plant's automation platforms and supervision system. The project, completed in a record two years, highlights our local expertise.



France

Airbus A340 and 500/600: "haute couture" craftsmanship

Assembly of the new Airbus' fuselage sections is entirely automated. Schneider Electric PLC platforms manage the drilling operations and control the insertion of the 12,000 rivets used for each plane.



Australia

An amazing technical feat at Sea World's animal park

Thousands of visitors have already admired Sea World's new polar bear enclosure and its breathtaking special effects. Controlled entirely by Schneider Electric systems, they recreate the full range of North Pole weather conditions, from storms to freezing fog.



United States

High-security systems for Boston tunnel

Tunnels require systems offering maximum security due to the constraints of a nearly closed environment. On the strength of its experience in more than 70 tunnel projects around the world, Schneider Electric was chosen to supply the automation devices for the ventilation system of the Central Artery Tunnel Project in Boston, nicknamed the Big Dig.

Our
for a New Electric World

The future is looking more
***and more Electric**, powered by growing*
demand, new types of generation,
fresh applications and increasingly integrated
and networked systems.

Today a new era is dawning,
where electricity, automation
and communication technologies will converge.

Electricity–flexible, safe and clean–
is more than ever the energy
of the future.

The potential is immense

- Industry is constantly aiming for higher flexibility, traceability, security and productivity, thus generating ever increasing demand for automation solutions.
- Spending on power generation over the next 20 years will exceed the entire amount invested in the 20th century.
- There is growing demand for comfort, quality power supply, safety, automation, integration and communication.
- As our customers refocus on their core businesses, they are increasingly seeking customized, end-to-end solutions and high value-added services to enhance their performance.
- The spread of new information and communication technologies, the ongoing development of transportation facilities and the growing needs of water and wastewater treatment will require more and more infrastructure.



Our Mission

Give the best of the New Electric World to everyone, everywhere, at any time.

This means giving our customers more performance, more comfort and more safety everywhere in the world, through our employees, partners, competencies and innovation.

Our Ambition

Be the worldwide leader in Power & Control by pushing back our limits in all aspects of our business: markets, geographic spread, technology, behavior and corporate social responsibility.

We want to be the unique company capable of delivering comprehensive and reliable Power & Control solutions for residential, commercial and industrial buildings, industry, infrastructure and energy applications anywhere in the world.

Our market-oriented approach enables us to effectively push back our limits to discover and seize new growth opportunities.

This growth engine will allow us to progressively increase our potential business in our core markets from €100 billion to €500 billion tomorrow.

Our Commitment

Enable customers to meet their performance challenges.

We are committed to understanding and anticipating the needs of our customers.

We provide with our partners, locally, adapted solutions that help customers meet their objectives and support their success.

We are structuring our organization to serve global customers effectively anywhere in the world.

Dedicated to Growth *and Efficiency*

The NEW2004 company program takes over where the Schneider 2000+ program left off to generate sustainable, profitable growth and create wealth for our customers, employees, shareholders and our community.

2004

- Sales of €12 billion: with organic growth two points over the market every year and €1 billion in growth through additional sales generated by acquisitions.
- Gross margin of 43.5%, which represents an increase of one point a year.
- Operating margin of 14%.

Our six challenges
for the next three years

- Be more Customer Centric
- Be committed to Quality
- Be more Global
- Increase our People's commitment
- Think Innovation
- Develop corporate Community responsibility

To find out more, contact Olivier Blum, Director of the NEW2004 Company Program
olivier_blum@mail.schneider.fr


Be more customer centric
Be committed to quality
Be more global
Increase our people's commitment
Think innovation
Develop corporate community responsibility
Customers
Shareholders

The strengths
on which we will build our success

Our skills and the commitment of our teams
Aside from economic ups and downs, our impressive track record demonstrates the quality of our teams and their ability to undertake and succeed.

Our ability to innovate and our commitment to quality
We devote 5.2% of sales to innovation in order to develop new, high quality technologies and products. Innovation is a crucial competitive advantage that provides powerful support in broadening our markets.

Our ability to develop win-win partnerships
We focus on business and technical partnerships with distributors and integrators to serve our customers more efficiently. We also form industrial partnerships that allow us to respond faster by employing less capital, as demonstrated by our alliances with Toshiba and Thomson multimedia. And we know how to integrate new companies and speed their development.

Our coverage of the global marketplace
With operations in 130 countries, we can serve our multinational customers wherever they operate while meeting the expectations of our local customers anywhere in the world.

Our brand portfolio
We offer a unique lineup of Power & Control products and solutions with recognized global brands and strong local brands.

Our capabilities in information and communication technologies
We are continually integrating emerging technologies to enrich our lineup with such new solutions as embedded browsers, voice-data-image and power line carrier systems, e-solutions and e-services. We are also applying Internet technologies to our own operations to become even more efficient.

Customer *Centric*

Because many improvements still have to be made to fully satisfy our customers, we have to incorporate customer expectations into the way we think and act. We will be a customer-driven company.

Anticipate
and satisfy customer needs

In 2001, we created the Strategy and Market Development Division with a focus on anticipating and satisfying customer needs in our major global markets of residential, commercial and industrial buildings, industry, energy and infrastructure. We intend to step up our growth through five key actions:

- Consistently find better solutions to the most widespread needs, with products that are more cost-effective and easier to install, use, maintain and recycle.
- Strengthen our leadership in web serving Power & Control with increasingly networked, flexible and upgradable products that offer innovative solutions.
- Leverage the Company's unique global/local position through lineups that are tailored to local markets and through global partnerships with our major strategic accounts.
- Optimize services related to the supply of products and systems.
- Enhance our portfolio of specialty products and services so we can offer comprehensive solutions and take advantage of evolving customer needs and changing price conditions and technologies.

Contribute
to our customers' performance

From 1999 to 2001, Schneider Electric conducted satisfaction surveys in 37 countries that represent 93% of consolidated sales. Some 33% of the customers polled described themselves as being very satisfied. Our goal is to increase this percentage to 40% in 2004.

To achieve this target, we are working faster to develop services that support our customers' performance. One example is our spare parts program, which guarantees a new part within an hour in the event of a breakdown. We can also manage spare parts for customers, handle on-site inventories, conduct reliability audits, optimize energy consumption and help customers improve plant performance through guaranteed results contracts.

Expand
our contacts for greater efficiency

To handle requests for information and estimates, order tracking, technical support and complaints, Schneider Electric has set up call centers in 40 countries and extended its Internet services with a global e-catalog, dedicated Internet and extranet sites, and online training, diagnostics and troubleshooting. We also offer design and configuration software and expert systems on CD-ROM.



2004

- Increase the percentage of very satisfied customers by 20%.
- Reduce the percentage of dissatisfied customers by 50%.
- Achieve a response time of less than 12 hours for 100% of Schneider Electric Internet and extranet web sites.

Enhancing performance with Transparent Ready™ solutions

Transparent Ready™ allows authorized users to access data produced by electrical equipment or industrial automation devices any time, anywhere using an ordinary web browser. By leveraging Internet technologies, this solution optimizes decisions and competitiveness. Schneider Electric is the only specialist with a catalog of Transparent Ready™ products covering all customer needs for building, plant or power grid management.

Expanding in China with localized solutions

China is now a major electrical distribution market. We've invested €95 million there since 1997 and increased our sales by more than 20% a year. This performance stems from our ability to respond to heavy local demand with simple products like the Anija single-phase circuit breaker, designed especially for the Chinese market and produced locally in the new Tianjin plant.

To support our advance, we have set up a research and development center in China dedicated to solutions for the local market.

Simplifying residential communication with Easyplug solutions

Easyplug, founded in 2000 with Thomson multimedia, develops and sells products that make it possible to transmit digital data and content over the electrical network.

Three innovations are already available in the United States:

- Phone Jack, which instantly transforms any AC outlet into a telephone connection.
- Modem Jack, which enables a home modem to establish an Internet connection through any AC outlet.
- The PLC Interface Module, which is designed for use by systems integrators for such functions as heating, lighting and access control.

Easyplug's objective is to become the world leader in innovative solutions based on power line carrier technology, a market that is expected to reach €1 billion in 2004.

to *Quality*

Because improved productivity and quality are crucial to achieving sustainable growth, we need to shorten time to market for products, respect our delivery commitments and offer reliable products.

Increase
customer satisfaction and productivity

The Developments – Industry Corporate Division is in charge of enhancing our performance in product development, reducing time to market, optimizing industrial strategy and internationalizing purchases.

Our first priority is to offer reliable products on time. The self-assessment-based improvement plan initiated in 1998 has lifted the level of quality at Schneider Electric.

In addition, a dedicated intranet promotes the use of statistical methods in production, including Statistical Process Control (SPC) and Failure Mode, Effects and Criticality Analysis (FMECA). In 2001, India, Poland and Ireland joined 29 Schneider Electric countries already using this approach.

As part of NEW2004, we have taken a new step toward controlling quality by introducing the **Six Sigma** method in all our production units.

Improve
supply chain management with the Internet

Schneider Electric is expanding e-business links with all its distributors through the e.distribution extranet to create the most competitive integrated supply chain possible all the way to the final customer. This approach is also being applied to other customer categories.

Reduce
time to market for new products

We are pursuing our investments to develop products faster and respond even more effectively to market opportunities. Digital simulation techniques, for example, reduce the need for prototypes. Thanks to the Internet, virtual-platform arrangements ensure fast circulation of information between internal and external project partners, making it easier for them to work together. These methods help reduce lead times and development costs. They also promote concurrent engineering of products and manufacturing processes, from assembly to maintenance and recycling.



2004

- Reduce non-quality costs by 50%.
- Reduce time to market for new products by 50%.

Optimizing the product development process

Customers are at the heart of the product development process, which is essential to growth and competitiveness. We work to satisfy their expectations by offering global lineups, whenever possible, as well as ranges tailored to specific market conditions. By leveraging concurrent engineering techniques, digital simulation and teamwork via intranet and extranet, we have considerably shortened lead times over the past three years.

Rooting out excess costs with Six Sigma

The Six Sigma method aims to achieve rapid performance gains in all functions. Its goal is to eliminate the slightest defect, with "defect" being defined as any reason for customer dissatisfaction. To do this, Six Sigma relies on the systematic control of all processes, from procurement to development, production and delivery.
Multiple indicators are used to quantify non-quality costs, performance targets and progress achieved. To attain excellence, **Six Sigma** drops the notion of steady incremental improvements in favor of high standards that allow the organization to introduce relevant indicators in all areas.

Pioneering certification to the new quality standard

The ISO 9000 standard, as revised in 2000, is more demanding than the earlier version. Its goals are product conformance and customer satisfaction. This dual objective requires close cooperation between all corporate functions and the definition of specific targets and performance-tracking indicators.
In 2001, all automation design, production, sales and service operations in France were certified to ISO 9001: 2000.
In addition, our subsidiaries in South Africa, Brazil, Venezuela and Bulgaria were the first companies in their respective countries to be certified under the new standard.

Global

Because our customers, partners and suppliers are accelerating their globalization, the world is now our strategic playing field.

Enhance
tracking of our Global Strategic Accounts

Increasingly, our large international customers want to standardize their equipment and maintenance and obtain the same quality of service around the world while reducing their supplier bases. Original Equipment Manufacturers (OEMs) are following the same trend.

In response to these customers' often complex needs, Schneider Global Business Development (SGBD) devises customized solutions that are deployed through global partnerships with users and international OEMs. Each Executive Committee member oversees two Global Strategic Accounts personally. In addition, Schneider Electric's top 65 executives became account sponsors in January 2002.

Globalize
purchasing, development, production and information systems

A truly global company is able to deliver the same level of service to all customers everywhere in the world. It is also able to develop and deploy methods and processes to help customers achieve their performance objectives.

In 2001, we focused our organization to more effectively promote scale economies and productivity gains at the global level. Purchasing is now more centralized, our development centers are organized to promote skills and resource sharing and our manufacturing policy optimizes localization and the most effective division of integrated and outsourced production.
At the same time, we are setting up uniform management systems for tracking the supply chain, production and reporting.

As part of this strategy, we formed a joint e-procurement company for non-production goods and services in 2001 with Rhodia, Thomson multimedia and Usinor. The service, called KeyMRO, optimizes purchases by selecting partner marketplaces. Schneider Electric intends to make 50% of its MRO purchases, or around €1 billion, through this channel by 2005, generating savings of around 5%.

Facilitate
cross-functional processes

We leverage the power of the Internet for such global processes as product development involving teams in several countries, circulation of best practices and technical support for customers. One example is our global data base for answering the two million technical questions we receive from customers each year. Some 300 engineers add 500 new solutions each month to the base, which is now available to customers as part of a service contract.



2004

> Grow twice as fast with the Global Strategic Accounts.

> Raise spontaneous awareness for Schneider Electric brands by 14%.

> Improve industrial productivity by 5% a year.

Taking a global approach to the industrial speed drive market

Schneider Toshiba Inverter (STI), the world leader in industrial speed drives from 0 to 630 kW with 12.5% of the market, is the result of 13 years of cooperation between Schneider Electric and Toshiba. The joint venture's mission is to handle development, production and marketing for all of Schneider Electric and Toshiba's speed drive businesses worldwide, a market that is growing by 8% a year. Its ambition is to converge all the ranges to achieve a finer segmentation, reduce costs and lead times and increase negotiating leverage with suppliers. STI has manufacturing facilities in Europe and Asia and sells its products through the Schneider Electric and Toshiba networks.

Forging global partnerships with OEMs

Schneider Electric is committed to bringing high value-added solutions to large OEMs, who are an important target for the Company. To identify OEM needs, specialized application centers have been set up in Italy for packaging, in China for textiles, in the United States for semi-conductors and in France for water treatment.

The related product ranges are marketed by Schneider Global Business Development and deployed in all the countries where Schneider Electric and its customers operate. We have formed a number of global partnerships with leading OEMs. In 2001, for example, we signed an agreement with handling and logistics specialist Mannesmann covering its 520 units in 31 countries.

Responding efficiently to international tenders

Schneider Electric participates regularly in international calls for tender. Thanks to our Schneider International Projects (SIP) intranet platform, account managers can get input from sales and marketing staff in the appropriate countries and respond quickly with the best proposals. Data is continuously updated until the closing date. This efficient and secure collaborative resource hosts nearly 1,000 projects and has been extended to technical support and R&D.

our People's *commitment*

Because our performance is built on the performance of our people, we need to constantly improve our practices and attitudes to achieve the targeted improvements.

Develop
skills and mobility

Schneider Electric knows that its success depends on the personal success and satisfaction of its team members. With this in mind, the Company has increased its investment in training, developed advanced evaluation and human resources management methods, promoted job and geographic mobility, encouraged in-house promotion and quickly empowered employees to take on greater responsibility.
Training is key because it fosters a sense of initiative, as well as skills sharing, project-based management and a shared focus on customer satisfaction and financial results. In 2001, 234 executives from 37 countries participated in seminars organized by the Schneider Management Institute. Of these, 140 attended the Passport for Schneider program, gaining a better view of the Company's strategy and organization, and 94 took part in seminars for more seasoned managers.
As for mobility, 345 employees took on foreign assignments in 70 countries during the year. Schneider Electric is also strengthening its teams in preparation for the future. More than 400 young graduates were recruited in 2001 and 560 job offers in the different host countries were posted on the intranet.

Encourage
team spirit and risk taking

Schneider Electric counts on motivated teams who know how to make the most of opportunities to grow and advance the Company.
Our market-oriented organization and operations put a premium on entrepreneurial spirit, risk taking, teamwork and empowerment. Employee satisfaction surveys conducted in all host countries give us a view of our team members' expectations. In two years, 99% of the workforce has been surveyed at least once and 47% has been interviewed twice. The survey results show that the majority of our employees like their work and fully embrace our objective of customer satisfaction.

Share
in the Company's results

Schneider Electric uses a number of methods to give employees a personal and fair stake in the Company's achievements, including profit-linked incentive programs, employee share ownership, stock options, variable compensation and bonuses. Depending on the country and position, variable compensation can represent 10% to 25% of a manager's fixed salary. The collective portion of variable compensation is based on operating margin while the individual portion is based on targets met by the unit and on personal performance.
Although stock options are granted in fixed amounts, the number of options that may be exercised is dependent upon the Company reaching its financial objectives. For example, the number of stock options that may be exercised by the recipients of our most recent grant of stock options will depend on the achievement of the sales and operating margin objectives of our NEW2004 program. Nearly 16,000 employees in 48 countries own shares representing 3% of Schneider Electric's issued capital through corporate mutual funds.
A third worldwide Employee Stock Purchase Plan should be launched in more than 50 countries in 2002.

Grands Records

Pushing the envelope by pushing back our limits



Schneider Electric

Technology-packed Geronimo is the largest racing trimaran in the world, measuring 34 meters long, 22 meters wide

Schneider Electric

Schneider Electric is supporting Olivier de Kersauson and his crew alongside Cap Gemini Ernst & Young in their bid to beat the world's most prestigious sailing records, including the Jules Verne Trophy, New York-Lizard Point, the Transpac and the Tea Route. The Grand Records challenge pits Geronimo's team members against records set by competitors and by themselves. The Jules Verne Trophy-winning skipper and crew have ranked as the fastest round-the-world racing team since 1997.

For Schneider Electric, the challenge was to optimize the trimaran's electrical distribution system to enhance performance and reliability.

This human and technological feat reflects Schneider Electric's Fundamentals:

- **Consideration for individuals**
- **Commitment to customers**
- **Performance minded**
- **Risk-taking**
- **Team spirit**

Our success is built on the success and initiatives of our employees.

People's attitudes and practices do and will make the difference.

Beyond our company spirit, we encourage diversity and see the range of personalities, nationalities and cultures of our employees as a tremendous wealth.



2004

- Achieve an inter-country mobility rate of 20% for international executives.
- Implement a variable salary component linked to both local and global company results for 100% of employees.
- Survey 100% of employees every two years.

Fostering meaningful discussions with *employee representatives*

The European works council, formed in 1998, helps develop synergy and unity of purpose while fostering experience sharing and a broader outlook for employee representatives. The council was renewed in 2001, with 31 members representing 19 countries. The council members started their four-year terms with a five-day training session that featured sessions on strategy, finance, corporate budgeting, corporate law and inter-cultural understanding to support an operating model based on multicultural teams.

Attracting and retaining top talent

At Schneider Electric, cultural diversity is seen as an asset and a strength. As a result, we intend to make our management teams even more international. Our Marco Polo international recruiting program, introduced in December 2000, gives young graduates the opportunity to gain international experience during a two-year foreign assignment before returning to a position in their home countries.

Promoting e-learning for employees

The development of e-learning broadens access to training and allows employees around the world to learn more about new information technologies. In 2001, 3,780 people received online training on topics such as office automation, information technology, technical product features, marketing and communication.

Encouraging effective leadership

Schneider Electric is engaged in an active change process through its managers. In 2001, some 1,570 managers in 27 countries benefited from a 360° review. These evaluations are designed to help our managers–and all our team members–profoundly change their attitudes and actions. The reviews are also useful for managers in their personal growth.

Our managers' three key missions are to lead by providing vision, making decisions and achieving results; to support by empowering teams so they can meet their goals more effectively; and to develop by being an entrepreneur, growing the Company and nurturing talent.

Find out more at
www.schneider-electric.com

Innovation

Because innovation provides leadership and profitable growth, we will develop our capacity to think outside the box and always be more innovative across the Company.

The New Electric World offers us tremendous opportunities.

Accelerate
product renewal

To increase our products' technological lead, improve their performance and competitiveness and broaden our portfolio, we invested the equivalent of 5.2% of sales in R&D in 2001. We also filed 121 patents. The 12 product families renewed in 2000-2001 generated nearly 20% of sales, while web-enabled product sales rose 60%.

With operations in 20 countries, our R&D is focused on meeting local market expectations. By co-managing projects with major customers, we can tailor our innovations to their specific needs. Close cooperation among the Country Organizations and corporate structures fosters innovation sharing. In 2001, we pursued our drive to internationalize R&D by creating a research center in the United States and expanding our development teams in China.

Schneider Electric relies on partnerships to work even faster and more efficiently. New partnerships were formed in 2001 with Adroit Technologies for variable speed drives and with Électricité de France (EDF) and Institut National Polytechnique de Grenoble (INPG) for next-generation electrical distribution grids.

Generate
new growth opportunities

Our market-based approach allows us to push back our limits to identify and act on new growth opportunities. In the energy market, for example, we are offering new services to private-sector operators while developing new products for such distributed power generation solutions as microgeneration. In the same spirit, we are enhancing the functionalities of our products, which are increasingly intelligent and networked. This makes it easier to optimize their operation through performance analysis, installed-base management and expert diagnostics.

Optimize
processes with the Internet

At Schneider Electric, we have incorporated the Internet into our own processes to enhance performance and accelerate our sense of global cohesion. A cross-functional division is responsible for facilitating our e-transformation and for coordinating the development of all our Internet-based services.

In 2001, Le Nouvel Hebdo magazine, which specializes in the new economy, named Schneider Electric "European Networked Economy Champion" for the extent to which the Internet has been blended into our operations. Schneider Electric ranked first among the top 235 listed companies in Europe.



2004

> **Grow our Services business by 15% a year.**

> **Increase our group operating margin on sales for the Services Business by 8 points.**

> **Expand our potential accessible market from €100 billion to €210 billion**

Investing in leading-edge technologies and emerging markets

Schneider Electric Ventures is an investment fund specializing in areas such as VDI and home automation technologies, microgeneration and energy management and high-value-added services for networked automation systems. In 2001, Schneider Electric Ventures invested in six new companies with other funds:

- Ipsil, which designs components that dramatically reduce Internet connection costs for a wide range of systems.
- Ordinal Technologies, which is specialized in industrial IT applications based on Internet and Java technologies.
- Tronic's Microsystems, which develops micro-electro-mechanical-systems (MEMS) for applications such as sensors, accelerometers and micromirrors.
- Bowman Power, which develops and sells compact gas microturbines and related electronics, offering high yield and excellent environmental performance.
- Tracetel, which uses radio-frequency identification (RFID) technology to provide new, highly competitive solutions for equipment maintenance and identification.
- ConnectBlue, which is involved in Bluetooth-based communication products and services for industrial use.

Helping OEMs track machine performance

Our Senside joint venture with France Telecom allows manufacturers of complex machines to maintain permanent contact with the installed base at customer production facilities around the world. The goal is to track machine performance to optimize productivity.

Senside offers secure data transmission. In the event of a malfunction, the manufacturer can suggest solutions and operate the machine controls in cooperation with the local supervisor on customer premises. This innovative service, launched in early 2002, is available on a subscription basis.

Promoting cooperation

The Cooperation Division set up in France in 2001 helps customers identify and deploy value-creating solutions, notably during development projects, with audits, consulting and suggestions for energy savings, productivity gains and process reorganization. The Company leverages its expert-analysis capabilities and the complementary know-how of partners with whom it has already developed projects. Sales in this area could reach €300 million by 2004.

corporate Community responsibility

Because this is a corporate responsibility, we will establish guidelines we can all embrace that clarify our commitment to our community. We will explain our sustainable development strategy.

Improve production processes

Environmental protection and controlled use of water, electricity and raw materials are part of our production site management policy. We apply a common approach in all countries based on continuous improvement and in-depth employee involvement. At the end of 2001, 105 of our plants in 20 countries had obtained ISO 14001 certification.

Schneider Electric's environmental management strategy is based on a guide of processes that use Best Available Technology. Our research and purchasing teams play an important role in this strategy. Procurement officers, for example, are trained to assess suppliers' environmental management capabilities, notably as applied to their processes.

We also deploy action plans to rehabilitate sites contaminated by past activities and to eliminate identified risks. In Metz, France, for example, the site of a former transformer plant has been rehabilitated for urban use.

Design environmentally friendly products

We take the environment into account at the product design stage, with a focus on reducing consumption of natural resources, controlling energy use and gradually eliminating sensitive substances.

Among our current research programs, we are working on producing lead-free electronic cards and finding cost-effective replacements for chrome VI that can be applied worldwide. An intranet site provides access to all available information on regulations, materials and best practices, as well as an eco-design guide to help designers make the best choices while taking supplier needs into account.

Schneider Electric actively studies recycling solutions, in particular through the ELEN pilot project in France to define cost effective options for end-of-cycle electrical and electronic products.

Help young people build successful lives

Through their work, the Schneider Electric Youth Opportunities Foundation and the Square D Foundation in the United States express the Company's community commitment and public spirit. The Youth Opportunities Foundation promotes education and training in all of Schneider Electric's host countries. It also supports organizations for disadvantaged youth in which Schneider Electric employees are actively involved (more than 180 in 2001).

The Foundation is involved in national and international campaigns to help children and teenagers. It also provides financial backing and skills assistance to young entrepreneurs.

Find out more at
www.foundation.schneider-electric.com



2004

- Ensure that 100% of our manufacturing units comply with ISO 14001.
- Ensure that 80% of sites have a long-term commitment with the Schneider Electric Foundation.

Obtaining ISO 14001 certification in Canada

In 2001, the Waterman plant became the first Schneider Electric site in Canada to obtain ISO 14001 certification. Few companies in North America have been certified so far. Cross-functional teams at different levels drafted and deployed the environmental management system in a record nine months, with a high level of employee preparation and training.

Building a green house in Hong Kong

Schneider Electric is partnering with UK-based Integer, a group of architects, IT specialists and environmentalists to apply green and intelligent technologies to home design and construction. The Integer pavilion in Hong Kong, inaugurated in 2001, is equipped with Schneider Electric electrical distribution and control/monitoring solutions that combine eco-design and new technologies.

Supporting an orphanage in Bulgaria

After supporting the construction of a computer center for young people in Perushtitsa in 2000, the employees of Schneider Electric Bulgaria have come together to help 80 children at Nadejda, an orphanage whose name means "hope". Volunteers contributed the equivalent of one day's salary to buy medicine and food for the children.

Working together

In 2001, the Schneider Electric Foundation took part in the Agir Ensemble program in France by offering financial support and mentoring for university students doing internships with associations like ADT Fourth World or Action Against Hunger. As part of this commitment, the Company has transferred skills to these associations, notably in the areas of cost accounting and sponsorship.

Schneider Electric is part of the ASPI Eurozone® sustainable development index

Schneider Electric compared to industry peers
www.arese-sa.com/Indice


250
200
150
100
50
0
Human Resources
Environment
Customers & Suppliers
Shareholders
Community
Schneider Electric
Industry Maximum
Industry Minimum

Schneider Electric SA

Financial
Report 2001



Merlin Gerin
Modicon
Square D
Telemecanique

Schneider Electric

General information **about Schneider Electric SA**

- **Legal form:**
Société Anonyme (joint-stock corporation) governed by the French Commercial Code.

- **Nationality:**
French.

- **Head office:**
43/45, boulevard Franklin-Roosevelt – 92500 Rueil-Malmaison.

- Registered in Nanterre under no. 542 048 574.

- **Business identifier code (APE):**
741J.

- **Date founded:**
1871. The Company, which was called Spie Batignolles, changed its name to Schneider SA when it merged with Schneider SA (formerly SPEP) in 1995, and then to Schneider Electric SA in May 1999.

- **Term:**
Up to July 1, 2031.

- **Corporate purpose (summarized):**
To operate, directly or indirectly, in France and abroad, any and all businesses related to electricity, industrial control and general contracting, as well as to carry out any and all commercial, securities, real estate and financial transactions (Article 2 of the bylaws).

- **Fiscal year:**
January 1 to December 31.

- **Capital stock:**
The Company's capital at December 31, 2001 amounted to €1,922,080,232 represented by 240,260,029 shares with a par value of €8.00 each.

- **Total number of voting rights:**
250,257,191 (information published in the BALO legal gazette on August 29, 2001).

- The bylaws, minutes of Annual Meetings, Auditors' Reports and other legal documents concerning the Company are available for consultation at the Company's head office (Investor Relations Department) located at 43/45 boulevard Franklin-Roosevelt – 92500 Rueil-Malmaison, France.

2001 Financial Report
Contents

General Presentation of Schneider Electric SA

Background

Industrial background

Schneider Electric SA is a Société Anonyme (joint-stock corporation) incorporated in France on December 2 and 4, 1871. However, the Company traces its history back to 1836, when Adolphe and Joseph-Eugène Schneider acquired steel foundries in Le Creusot, France that were experiencing financial difficulties. In 1838, they formed Schneider & Cie. From that point until the mid-twentieth century, the Company steadily built a presence in heavy mechanical engineering and transportation equipment, with interests in shipbuilding, railroad equipment and bridge and tunnel building. By the end of the nineteenth century, Schneider had also established a position in electricity.

Gradually, however, the Company grew into a huge conglomerate that lacked strategic direction. From 1981 to 1997, it refocused on electricity and pulled out of a number of businesses, including steel, machine tools, shipbuilding, railways, private telephone systems and engineering. At the same time, it pursued a strategy of acquisitions in electricity, bringing in Telemecanique in 1988 and Square D in 1991. The refocusing process was completed in 1997 with the sale of Spie Batignolles.

In 1999, the Company acquired Lexel A/S, Europe's second largest supplier of low voltage final distribution products and systems, with operations primarily in Northern Europe.

Schneider Electric is now specialized in the manufacture and sale of products and equipment for electrical distribution, industrial control and automation, with 71,900 employees and operations in 130 countries around the world.

Ownership background

By 1981, the Company's ownership structure consisted of a long chain of holding companies, interlocked via numerous cross-shareholdings, that separated the parent company, SPEP, from its operating subsidiaries. This system had been set up over the preceding decade.

Over the next fourteen years, the ownership structure was rationalized by merging the various holding companies to create a single parent company, Schneider SA. In 1999, the Company changed its name to Schneider Electric SA, which owns all outstanding shares of Schneider Electric Industries SA.

Current business

Schneider Electric is the worldwide specialist in electrical distribution, with a focus on medium, low and final low voltage, and in industrial control and programmable logic controllers. The Company manufactures electrical switchgear and equipment under the Merlin Gerin, Modicon, Square D, Telemecanique and Lexel brand names.

The Company is not dependent on any single patent, license or supply contract. It enjoys leading global positions in the large majority of its businesses. The competition breaks down into two categories:

- Very large non-specialist manufacturers with diversified business bases that offer little or no synergy. These include ABB, General Electric, Mitsubishi Electric and Siemens.
- Smaller specialist manufacturers, such as Alstom, Eaton, Hager and Legrand in electrical distribution and Omron and Rockwell in industrial control and automation.

Already the largest player in this second category, Schneider Electric made a public offer to purchase Legrand in exchange for shares in January 2001.

In 2000, Schneider Electric acquired Crouzet Automatismes, a French leader in electronic control and small automation devices, and Positec, a European leader in motion control.

Three-year financial summary (€ billion)	2001	2000	1999
Investments			
Total investments	0.84	1.22	1.54
Of which gross capital spending	*0.45*	*0.50*	*0.44*
Research and development expenditure	0.51	0.47	0.44
Average number of employees for the year	71,900	72,200	67,500
Consolidated sales			
Growth by business segment			
Electrical distribution	6.9	6.9	5.9
Industrial control and automation	2.9	2.8	2.5
		9.7	**8.4**
Sales by region			
France	1.5	1.5	1.5
Western Europe	3.4	3.2	2.9
North America	3.0	3.2	2.6
Middle East	0.4	0.4	0.3
Asia	1.0	0.8	0.7
Africa and Latin America	0.5	0.6	0.4
	9.8	**9.7**	**8.4**

Capital

Capital stock and voting rights

The Company's capital stock at December 31, 2001 amounted to €1,922,080,232, represented by 240,260,029 shares with a par value of €8.00, all fully paid up. As of August 7, 2001, a total of 250,257,191 voting rights were attached to the 240,260,029 shares outstanding (information published in the "BALO" legal gazette dated August 29, 2001).

Changes in capital stock

The following table shows changes in Schneider Electric SA's capital stock and additional paid-in capital over the past five years, through the exercise of warrants and stock options, the conversion of bonds, the issuance of shares to the Employee Stock Purchase Plan, the June 1997 merger of Telemecanique into Schneider SA, the May 5, 2000 cancellation of shares and the tender in August 2001 of 98.1% of outstanding Legrand shares to the public exchange offer initiated by Schneider Electric SA.

Five-Year Summary of Changes in Capital

	Number of shares issued or cancelled	Total shares outstanding	New capital
Capital at Dec. 31, 1996 (1)		**136,922,169**	**1,043,682,505 euros**
Conversion of bonds	2,615,808		
Conversion of Square D bonds	1,220,770		
Exercise of warrants	8,562,022		
Exercise of stock options	56,740		
Schneider SA/Telemecanique merger	117,840		
Shares issued to the ESPP	2,672,748		
Capital at Dec. 31, 1997 (2)		**152,168,097**	**1,159,893,842 euros**
Conversion of bonds	759,848		
Conversion of Square D bonds	247,273		
Exercise of stock options	241,900		
Capital at Dec. 31, 1998 (3)		**153,417,118**	**1,169,414,443 euros**
Conversion of bonds	3,495,796		
Conversion of Square D bonds	2,272,282		
Exercise of stock options	704,300		
Shares issued to the ESPP	1,534,082		
Capital at Dec. 31, 1999 * (4)		**161,423,578**	**1,291,388,624 euros**
Cancellation of shares	(6,000,000)		
Conversion of Square D bonds	152,275		
Exercise of stock options	211,790		
Capital at Dec. 31, 2000 (5)		**155,787,643**	**1,246,301,144 euros**
Shares issued in exchange for Legrand shares	84,241,055		
Conversion of Square D bonds	3,026		
Exercise of stock options	228,305		
Capital at Dec. 31, 2001 (6)		**240,260,029**	**1,922,080,232 euros**

** The Company's capital stock was converted into euros on January 14, 2000. The FF 399.8 million difference arising on conversion was charged against additional paid-in capital.*

(1) €30.11 million increase in capital stock €82.33 million increase in additional paid-in capital.
(2) €116.21 million increase in capital stock, €320.82 million increase in additional paid-in capital
(3) €9.52 million increase in capital stock, €33.72 million increase in additional paid-in capital.
(4) €121.97 million increase in capital stock, €252.72 million increase in additional paid-in capital
(5) €45.09 million decrease in capital stock, €284.87 million decrease in additional paid-in-capital.
(6) €675.80 million increase in capital stock, €4,358.7 million increase in additional paid-in-capital.

Potential capital

Share Equivalents Outstanding at December 31, 2001 (excluding stock options)

Security	Redemption date	Rate %	Securities outstanding	Conversion parity	Potential shares created	Conversion price $
Square D November 1992 Convertible bonds	Jan. 2, 2003	2	807	232.84	187,902	(1) 10, 000

(1) At maturity in 2003. The redemption value increases over time, through capitalization of the difference between the 7% internal rate of return and the 2% interest rate paid. The issue was redeemed in full on January 28, 2002. There are no other share equivalents outstanding except for stock options.

Authorizations to issue shares

At the Combined Annual and Extraordinary Shareholders' Meeting of June 11, 2001, the Board of Directors was authorized to issue new shares under the provisions of article L 225-III of the French Commercial Code.

At the Combined Annual and Extraordinary Shareholders' Meeting of May 6, 1999, the Board of Directors was authorized to grant options to purchase new or existing shares in the Company.

At the Combined Annual and Extraordinary Shareholders' Meeting of May 5, 2000, the Board of Directors was authorized to issue new shares to Group employees who are members of the Employee Stock Purchase Plan. The number of shares issued may not exceed 5% of the Company's capital stock over a period of five years. The authorizations currently in force are as follows:

	Maximum aggregate par value of shares that may be issued	Authorization date	Authorization expires	Amount used
I – Issues with pre-emptive subscription rights				
Shares, warrants and other securities convertible, exchangeable, redeemable or otherwise exercisable for shares	€750 million (1)	June 11, 2001	Aug. 11, 2003	–
II – Issues without pre-emptive subscription rights				
Shares, warrants and other securities convertible, exchangeable, redeemable or otherwise exercisable for shares, including shares issued in connection with a tender offer initiated by the Company	€1,443 million (1)	June 11, 2001	Aug. 11, 2003	€674 million (2)
III – Employee share issues				
Share issues restricted to employees ESPP	5% of the capital	May 5, 2000	May 5, 2005	–
Options to purchase new shares	5% of the capital	May 6, 1999	May 6, 2004	1.3% (3)

(1) The ceilings for issues with and without pre-emptive subscription rights are not cumulative.
(2) On August 7, 2001, the Chairman of the Board of Directors set the amount of the capital increase to pay for the Legrand shares tendered to the public exchange offer initiated by Schneider Electric SA.
(3) Stock option plans 19 and 20. The Board of Directors will determine the nature of Plan 19 (subscription or purchase) by April 4, 2004 at the latest.

Ownership structure

	Dec. 31, 2001				Dec. 31, 2000		Dec. 31, 1999	
	Interest		Voting rights		Interest	Voting	Interest	Voting
	%	Number of shares	%	Number of voting rights	%	rights %	%	rights %
AGF	0.60	1,441,016	1.12	2,786,310	1.52	2.81	1.99	3.59
Axa	3.47	8,338,226	6.59	16,404,021	5.53	9.51	6.24	10.55
BNP Paribas	2.58	6,201,153	4.25	10,572,565	2.94	5.38	2.79	5.37
Société Générale	0.55	1,324,795	0.69	1,716,919	0.56	0.76	1.91	2.12
Caisse des Dépôts et Consignations	3.92	9,410,826	5.06	12,585,826	6.28	5.88	4.61	4.54
Employees	3.00	7,207,732	5.68	14,131,747	4.51	7.57	4.50	5.98
Treasury stock (1)	0.90	2,150,352	–	–	1.38	–	1.34	–
Legrand	1.99	4,789,446	–	–	–	–	–	–
Intragroup cross shareholdings	3.94	9,463,240	–	–	5.00	–	7.15	–
Legrand founding families	11.14	26,776,710	10.97	27,307,245				
Public	67.91	163,156,533	65.65	163,560,712	72.28	68.09	69.47	67.85
Total	**100.00**	**240,260,029**	**100.00**	**249,065,345**	**100.00**	**100.00**	**100.00**	**100.00**

(1) Primarily via Cofibel.

Ownership structure at December 31, 2001

- Historical shareholders 7.21%
- Treasury stock - Intragroup cross shareholdings 6.83%
- Employees 3.00%
- Legrand founding families 11.14%
- Public (France) 36.22%
- Public (International) 35.59%

As of December 31, 2001, Schneider Electric had approximately 149,000 shareholders (TPI estimate).

Disclosure thresholds

To the best of the Company's knowledge, no shareholders other than Axa and Caisse des Dépôts, listed above, hold, either directly or indirectly, more than 5% of Schneider Electric's voting rights.

Shareholders' pact

Under the terms of the shareholders' pact signed on September 16, 1993 by Axa, AGF, Comipar, Compagnie Financière de Paribas, Elf, Euris and Société Générale (Société des Bourses Françaises notice no. 93-3184 dated November 15, 1993), as amended on October 19, 1995 (Société des Bourses Françaises notice no. 95-3069 dated October 27, 1995), the signatories of the pact gave each other pre-emptive rights to acquire their respective shareholdings. On September 16, 2001, the pact was tacitly renewed for a further two-year period by three of the signatories, AGF, Axa and BNP Paribas (Conseil des Marchés Financiers notice no. 200C1432). The other signatories had either withdrawn from the pact or sold their Schneider Electric SA shares.

The interests in Schneider Electric SA's capital held by the current members of the pact, over which the other signatories have pre-emptive rights, were as follows at December 31, 2001:

	% interest	% voting rights
AGF	0.4	0.8
Axa	2.6	4.9
BNP Paribas	1.9	3.1
Total	**4.9**	**8.8**

The Legrand founding families have promised not to sell more than one third of the Schneider Electric shares they received during the public exchange offer for Legrand for a period of one year from the date of delivery (August 9, 2001).

Employee profit-sharing and stock purchase plans

Profit-sharing plans

Profit-sharing and other profit-based incentive plans have been in effect at Schneider Electric Industries SA since 1994. The amounts allocated over the past four years were as follows:
€27.3 million in 1998 (profit-based incentive plan),
€24.8 million in 1999 (profit-based incentive plan),
€39.9 million in 2000 (profit-based incentive plan),
€16.1 million in 2001 (profit-based incentive plan and profit sharing).

The "Schneider Electric" corporate mutual fund

Schneider Electric has long been committed to developing employee stock ownership. Employees who are members of the Employee Stock Purchase Plan have an opportunity to purchase new or existing Schneider Electric SA shares through corporate mutual funds. The latest employee share issue took place in 1999 and was open to employees in 46 countries.

As of December 31, 2001, employees held a total of 7,207,732 Schneider Electric SA shares through the corporate mutual funds, representing 3% of the capital and 5.68% of the voting rights.

Stock option plans

Grant policy

Stock option plans are approved by the Board of Directors following a review of the plans by the Remunerations and Appointments Committee.

Plan number 19 was decided as part of the annual policy to grant stock options. The 1,050 grantees included the 250 members of senior management, 100 high potential executives and 700 employees who performed exceptionally well. The number of options granted to a given grantee depended on his or her position within the organization and his or her personal performance.

Plan number 20, which covers 180 people, is designed to motivate the Company's senior managers to meet targets set out in the NEW 2004 program.

Description

The exercise price is equal to the average share price prior to the date of grant by the Board of Directors. No discount is applied.

The options have an eight year life. Options granted under plans 12 through 19 may be exercised as from the fourth year, as long as the grantee holds the shares subscribed or acquired in registered form until the end of a five-year period following the date of grant. In certain cases, however, the options may be exercised without condition as from the third year. Options granted under plan 20 may be exercised without condition as from the fourth year or, in certain cases, as from the third year.

Options granted under plans 11, 12, 14 through 18 and plan 20 may be exercised provided that specific targets are met concerning income, value creation or sales.

Because these targets were only partially achieved, 1,320,219 options granted under plans 15, 16 and 17 were cancelled in 2001.

Outstanding options

(at December 31, 2001)

Plan no.	Date of Share-holder's Meeting	Date of Board Meeting	Type	Number of options outstanding at Dec. 31, 2000	Options exercised in 2001	Options cancelled in 2001	Options granted in 2001	Number of options outstanding at Dec. 31, 2001	Number of grantees	Starting date of exercice period	Expiration date	Price in euros
9	06.29.93	04.07.95	S	501,300	25,100			476,200	31	04.07.00	04.07.03	24.93
10	06.29.93	04.07.95	S	219,830	45,450			174,380	131	04.07.00	04.07.03	24.93
11	06.27.95	06.13.96	S	495,900	78,755	5,200		411,945	215	06.13.01	06.13.04	35.37
12	06.27.95	01.24.97	S	1,295,000	23,000	21,000		1,251,000	47	01.24.00	01.24.04	35.67
13	06.27.95	06.10.97	S	693,900	2,300	6,000		685,600	252	06.10.00	06.10.04	44.52
14	06.27.95	01.28.98	P	1,026,200		12,000		1,014,200	272	01.28.01	01.28.05	50.77
15	06.27.95	12.22.98	P	60,000		13,392 (1)		46,608	1	12.22.01	12.22.05	50.86
16	06.27.95	04.01.99	P	1,257,800		262,327 (1)		995,473	317	04.01.02	04.01.07	50.73
17	06.27.95	04.01.99	P	2,123,100		1,044,500 (1)		1,078,600	490	04.01.02	04.01.07	50.73
18	05.06.99	03.24.00	P	1,421,200				1,421,200	964	03.24.03	03.23.08	65.88
19	05.06.99	04.04.01	S or P*	–			1,557,850	1,557,850	1,050	04.04.05	04.04.09	68.80
20	05.06.99	12.12.01	S	–			1,600,000	1,600,000	180	12.12.04	12.12.09	51.76

S = Options to subscribe new shares.

P = Options to purchase existing shares.

** The Board of Directors will determine the nature of plan 19 (subscription or purchase) before April 4, 2004.*

(1) Cancelled because targets only partially achieved (see above).

Options granted to and exercised by corporate officers and the top grantees during the year

Options granted during the year to corporate officers	Plan 19			Plan 20		
	Number of options	Exercise price	Expires	Number of options	Exercice price	Expires
Henri Lachmann	168,000	68.8	2010	100,000	51.76	2010
Jean-Paul Jacamon	37,500	68.8	2010			

Options exercised during the year by corporate officers		Plan 9		Plan 10		Plan 11		Plan 12	
	Total number of options exercised	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price
Henri Lachmann	–	–	–	–	–	–	–	–	–
Jean-Paul Jacamon	41,320	5,600	24.92	8,200	24.92	7,520	35.37	20,000	35.67

Options granted to and exercised by the top ten employee grantees during the year			Plan 10	Plan 11	Plan 19	Plan 20
	Total number of options granted	Avg. weighted price	Number of options exercised	Number of options exercised	Number of options granted	Number of options granted
Granted	514,400	56.88			166,800	343,600
Exercised	2,650	31.89	880	1,770		

Stock buybacks

The Annual Shareholders' Meeting of June 11, 2001 authorized the Board of Directors to buy back shares on the open market.

In 2001, the Company purchased 1,670,920 shares at an average unit price of €44.27. The related transaction costs amounted to €154,883. At December 31, 2001, the Company held 9,463,240 of its own shares in treasury.

Stock market data

The Schneider Electric SA share is listed on the Euronext First Market in Paris, where it is traded in lots of one under Euroclear code 12197.

It is part of the market's benchmark CAC 40 index of France's largest stocks.

18-Month Trading Data

Year	Month	Trading volume (in thousands of shares)	Value (in millions of euros)	Price (in euros)	
				High	Low
2000	September	12,698	974.98	85.80	69.00
	October	14,459	1,015.61	77.20	62.70
	November	11,451	833.59	77.10	69.10
	December	10,078	780.55	81.75	70.25
2001	January	39,169	2,755.97	79.20	63.10
	February	23,045	1,242.06	58.00	48.75
	March	20,834	1,450.76	77.75	58.20
	April	15,214	1,056.51	76.95	61.05
	May	31,455	2,272.78	77.00	69.35
	June	27,119	1,786.70	72.30	60.50
	July	23,049	1,398.80	66.00	56.70
	August	21,483	1,376.38	67.35	59.50
	September	36,404	1,677.72	62.20	38.10
	October	34,357	1,449.50	46.50	39.41
	November	24,894	1,245.78	57.20	43.30
	December	14,052	750.09	58.15	49.49
	Total 2001	**302,938**	**18,277.21**		
2002	January	21,208	1,114.67	57.25	48.28
	February	23,045	1,242.06	58.00	48.75

Five-year Summary of Share Price Performance

	2001	2000	1999	1998	1997
Average daily trading volume					
Euronext Paris:					
- Thousands of shares	1,206.92	528.64	590.42	517.23	472.89
- Millions of euros	72.82	38.50	35.31	30.09	22.67
High and low share prices (in euros):					
- High	79.20	85.80	78.00	80.65	59.15
- Low	38.10	57.35	44.40	39.10	35.67
Year-end closing price (in euros)	54.00	77.70	77.95	51.68	49.82
Yield including tax credit (%)	**3.61**	**3.09**	**2.58**	**3.34**	**2.98**

The Schneider Electric SA share vs. the CAC 40 index

Share price performance and trading volumes

Five-Year Summary *(Euronext data)*


Price (in euros)
110
100
90
80
70
60
50
40
30
20
CAC 40
7,000
6,000
5,000
4,000
3,000
2,000
Dec. 29, 1996
Dec. 29, 1997
Dec. 29, 1998
Dec. 29, 1999
Dec. 29, 2000
Dec. 29, 2001
March 2002

Share price in euros ■ Schneider Electric share ■ CAC 40 index (base: Schneider Electric on December 29, 1996)

Monep

Options on Schneider Electric SA shares have been traded on the MONEP market since December 20, 1996.

Ordinary bonds

On April 14, 1999, Schneider Electric SA issued €750 million worth of 3.75% bonds due April 14, 2004. On May 28, 1999, a further €250 million 3.75% bond issue was carried out, also due April 14, 2004. The second issue is treated as an extension of the first. Both are traded on the Euronext Paris and the Luxembourg bond markets under Euroclear code 49 231.

As part of the Euro Medium Term Notes program initiated on December 21, 1999, Schneider Electric SA issued two tranches of 6.125% bonds due in October 2007, worth an aggregate €450 million. The first, worth €400 million, was issued on October 9, 2000 and the second, worth €50 million, was issued on October 10, 2000. Together they comprise 450,000 bonds with a face value of €1,000 each, which are traded on the Euronext Paris and the Luxembourg bond markets under Euroclear code 48 309.

Investor relations

Investor Relations Officer

Antoine Giscard d'Estaing
43-45, boulevard Franklin-Roosevelt
92500 Rueil-Malmaison, France
Phone: +33 (0)1 41 29 71 34

Contacts

Institutional investors, financial analysts and private shareholders calling from outside France may request information and documents from:
Sébastien Desarbres
Phone: +33 (0)1 41 29 70 42
Fax: +33 (0)1 41 29 71 42

Shareholder documents

In addition to the annual report, the following documents are published for shareholders:

- A Shareholders' Letter (four times a year).
- General, economic and financial information concerning the Company, available on the corporate website (www.schneider-electric.com).

Press releases are also available at www.prline.com

Corporate governance

Board of Directors (at February 26, 2002)

Chairman and Chief Executive Officer
Henri Lachmann
First elected: 1996
Term ends: 2005
63 years old.
Other directorships and functions:
Director of Finaxa, various Axa subsidiaries, Vivendi, ANSA and CNRS; Member of the Supervisory Board of Axa and Norbert Dentressangle.

A graduate of Hautes Etudes Commerciales (HEC), Henri Lachmann began his career in 1963 with Arthur Andersen. In 1970, he joined Compagnie Industrielle et Financière de Pompey. In 1971 he became Chief Executive Officer of Financière Strafor (later Strafor Facom), and from 1981 to 1997 he served as Chairman and Chief Executive Officer. He has served as a Director of Schneider Electric SA since 1996 and was appointed Chairman on February 25, 1999.

Mr. Lachmann owns 12,000 Schneider Electric SA shares.

Directors
René Barbier de La Serre
First appointed: 2002
Term ends: 2002
61 years old, Chairman and CEO of Continentale d'Entreprises.
Other directorships and functions:
Director of Crédit Lyonnais, Fimalac, Nord-Est, Sanofi-Synthelabo and AOBA Life (Japan); Member of the Supervisory Board of Pinault Printemps-Redoute, Compagnie Financière Saint-Honoré and Euronext NV; Compagnie Financière Saint-Honoré's permanent representative on the Supervisory Board of Compagnie Financière Edmond de Rothschild Banque.

After graduating from Ecole Polytechnique and l'Institut d'Etudes Politiques de Paris, Mr. Barbier de la Serre joined Banque de l'Union Européenne in 1963, later becoming Deputy Director. In 1973, he moved to Crédit Commercial de France (CCF), where he was appointed Managing Director in 1987 and Vice Chairman and CEO in 1993. He left CCF in 1999.

From 1988 to 1998, Mr. Barbier de La Serre was a member of Conseil des Marchés Financiers (formerly Conseil des Bourses de Valeurs), serving as Chairman from 1994 to 1998. In this capacity, he was a member of the college of Commission des Opérations de Bourse.

Mr. Barbier de La Serre owns 1,000 Schneider Electric SA shares.

Claude Bébéar
First elected: 1986
Term ends: 2005
66 years old, Chairman of the Supervisory Board of Axa and Chairman of Finaxa.
Other directorships and functions:
Director of a number of Groupe Axa companies, including Axa Financial; Director of BNP Paribas.

A graduate of Ecole Polytechnique, Claude Bébéar joined Groupe Ancienne Mutuelle—later re-named Mutuelles Unies and then Groupe Axa—in 1958. He was appointed Chairman and Chief Executive Officer in 1975. From late 1996, when Axa merged with UAP, until 2000, when he was appointed Chairman of the Supervisory Board, Mr. Bébéar served as Chairman of the Management Board and Chairman of the Executive Committee of Groupe Axa. He is Chairman of Schneider Electric SA's Remunerations and Appointments Committee.

Mr. Bébéar owns 250 Schneider Electric SA shares.

Daniel Bouton
First elected: 1995
Term ends: 2004
51 years old, Chairman and Chief Executive Officer of Société Générale.
Other directorships and functions:
Director of TotalFinaElf SA and Arcelor; Member of the Supervisory Board of Vivendi Environnement.

A graduate of Ecole Nationale d'Administration and a Finance inspector, Daniel Bouton held several positions within the French Finance Ministry, including Budget Director, from 1988 to 1991. He joined Société Générale in 1991, becoming Chief Executive Officer in 1993 and Chairman in 1997.

Mr. Bouton owns 250 Schneider Electric SA shares.

Thierry Breton *
First elected: 2000
Term ends: 2004
47 years old, Chairman and Chief Executive Officer of Thomson S.A. and of Thomson multimedia.
Other directorships and functions:
Director of Bouygues Télécom, CNES, La Poste, Rhodia and Dexia (governed by Belgian law); Member of the Supervisory Board of Axa.

A graduate of Supelec, Thierry Breton served as Chairman of Forma Systèmes from 1981 to 1986, Advisor to the French Ministry of National Education, in charge of information technology and new technologies from 1986 to 1988, Managing Director of the Futuroscope Teléport business park in Poitiers from 1986 to 1990, Executive Vice President of the CGI Group from 1990 to 1993, and Executive Chairman of the Bull Group from 1993 to 1997. He was appointed Chairman of Thomson S.A. and of Thomson multimedia in March 1997.

Mr. Breton owns 370 Schneider Electric SA shares.

Alain Burq
First elected: 2000
Term ends: 2005
48 years old, Chairman of the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund.

A graduate of Ecole Supérieure de Commerce de Paris, Alain Burq also has an MBA from the Wharton School of the University of Pennsylvania. In 1982, he joined Schneider Electric, where he has been in charge of special projects for the Corporate Services department since 2001.

Mr. Burq owns 250 Schneider Electric SA shares.

Jean-René Fourtou *
First elected: 1991
Term ends: 2005
62 years old, Vice-Chairman of the Aventis Board of Management.
Other directorships and functions :
Vice-Chairman of the Supervisory Board of Axa and Director of several Axa subsidiaries, including Axa Financial Inc; Director of La Poste, Pernod-Ricard, Rhodia and EADS; Vice-Chairman of CCI.

A graduate of Ecole Polytechnique, Jean-René Fourtou joined Bossard et Michel in 1963. He became Chief Executive Officer of Bossard Consultants in 1972 and served as Chairman from 1977 to 1986. Mr. Fourtou was appointed Chairman of Rhône-Poulenc in 1986 and Vice-Chairman of the Aventis Management Board in 1999 following the merger between Rhône-Poulenc and Hoechst.

Mr. Fourtou owns 2,449 Schneider Electric SA shares.

Michel François-Poncet
First elected: 1986
Term ends: 2004
67 years old, Vice-Chairman of BNP Paribas.
Other directorships and functions:
Chairman of BNP Paribas (Switzerland); Vice-Chairman of Pargesa Holding SA (Switzerland); Director of LVMH, TotalFinaElf SA, Finaxa, Erbé (Belgium), Power Corporation (Canada), BNP Paribas UK Holdings Limited (UK) and Vittoria Assicurazioni (Italy); Member of the Supervisory Board of Axa.

A graduate of Institut d'Etudes Politiques and Harvard Business School, Michel François-Poncet joined Banque Paribas in 1961. He became Chairman of Compagnie Financière de Paribas and Banque Paribas in 1986 and Chairman of the Supervisory Board of Compagnie Financière de Paribas and Banque Paribas in 1990. From 1998 to 2000, he served as Chairman of the Paribas Supervisory Board. In 2000, he was appointed Vice-Chairman of BNP Paribas.

Mr. François-Poncet owns 300 Schneider Electric SA shares.

Hans Friderichs *
First elected: 1997
Term ends: 2005
70 years old, Corporate Director.
Other directorships and functions:
Chairman of the Supervisory Boards of Goldman Sachs Investment Management GmbH, Leica Camera AG and Swatch Deutschland GmbH; Vice-Chairman of the Supervisory Board of Adidas-Salomon AG.

Hans Friderichs, a German citizen, holds degrees in Law and Political Science. Soon after graduating, he joined Germany's Free Democratic Party (FDP), serving as Deputy Chairman from 1974 to

** Independent non-executive Director, as defined in the Viénot report on corporate governance.*

1977. Mr. Friderichs was a member of parliament from 1965 to 1969, then secretary of state for the Rhineland Palatinate Agriculture and Environment Ministry. In 1972, he was appointed Minister of the Economy. He left the federal government in 1977 and joined the Management Board of Dresdner Bank AG in 1978. In 1985, he became a consultant and corporate director.

Mr. Friderichs owns 500 Schneider Electric SA shares.

James F. Hardymon *
First elected: 1998
Term ends: 2004
66 years old, Corporate Director.
Other directorships and functions:
Director of Air Products & Chemicals Inc., American Standard Inc., Circuit City Stores Inc., Fleet Boston Financial Group and Lexmark International Inc., Member of the Supervisory Boards of Investicorp International, Inc. and Proudfoot Consulting Company.

James F. Hardymon, a United States citizen, has an engineering degree from the University of Kentucky. He spent most of career at Emerson Electric Co., where he held several positions before becoming Director and Chief Executive Officer. In 1989, Mr. Hardymon joined US-based Textron Inc., which has a worldclass reputation in aerospace and automation technology. He served as Chairman and Chief Executive Officer of Textron from January 1993 to January 1999.

Mr. Hardymon owns 1,247 Schneider Electric SA shares.

Willy R. Kissling *
First appointed: 2001
Term ends : 2002
57 years old, Chairman and Chief Executive Officer of Unaxis Corporation.
Other directorships and functions:
Chairman of the Board of Directors of Grand Hotels Bad Ragaz AG; Vice-Chairman of Forbo Holding AG (flooring, belting and adhesives) and SIG Holding Ltd. (packaging machines and systems); Director of Holcim Ltd. (cement) and the Swiss-American Chamber of Commerce.

Mr. Kissling, a Swiss citizen, holds diplomas from the University of Bern and Harvard University. He began his career at Amiantus Corporation and then joined Groupe Rigips, a plasterboard manufacturer, in 1978. He was appointed to the Executive Committee in 1981 and subsequently became Chairman. From 1987 to 1996, Mr. Kissling served as Chairman and CEO of Landis & Gyr Corporation, a provider of services, systems and equipment for building technology, electrical contracting and payphones. In 1998, Mr. Kissling became Chairman of Unaxis Corporation.

Mr. Kissling owns 250 Schneider Electric SA shares.

Gérard de La Martinière
First elected: 1998
Term ends: 2004
58 years old, Executive Vice-President, Finance, Budget Control and Strategy of Groupe Axa.
Other directorships and functions:
Member of the Management Board of Axa; Managing Director of Finaxa; Director or Chairman of several Axa subsidiaries, including Compagnie Financière de Paris and Ateliers de Construction du Nord de la France (ANF); Director of Crédit Lyonnais.

A graduate of Ecole Polytechnique and Ecole Nationale d'Administration, Gérard de la Martinière held several positions at the French Finance Ministry before serving as General Secretary of Commission des Opérations de Bourse and General Manager of Société des Bourses Françaises. In 1989, he joined Groupe Axa, where he was appointed Executive Vice-President, Holding Companies and Corporate Functions in 1993 and Executive Vice-President, Finance, Budget Control and Strategy in 2000.

Mr. de La Martinière owns 606 Schneider Electric SA shares.

** Independent non-executive Director, as defined in the Viénot report on corporate governance.*

James Ross *
First elected: 1997
Term ends: 2003
62 years old, Chairman of The National Grid Group.
Other directorships and functions:
Chairman of Littlewoods plc; Director of McGraw-Hill Inc. and Datacard Inc.

James Ross, a British subject, is a graduate of Oxford. In 1959 he joined BP, where he held several positions before becoming a Managing Director in 1991. He served as Managing Director of Cable & Wireless plc from 1992 to 1995.

Mr. Ross owns 300 Schneider Electric SA shares.

Piero Sierra *
First elected: 1997
Term ends: 2003
66 years old, Special Advisor for the administration of Pirelli SpA's international companies.

Piero Sierra, an Italian citizen with a degree in humanities from the University of Lyon, joined Milan, Italy-based Pirelli SpA in 1962. He held management positions in Italy and abroad before becoming Director and Chief Executive Officer of Pirelli SpA from 1991 to 1995.

Mr. Sierra owns 500 Schneider Electric SA shares.

Organizational and operating procedures of the Board of Directors

The Board of Directors defines and implements the Company's business strategy.

The Remunerations and Appointments Committee makes proposals concerning the appointment of new Directors and term renewals for existing Directors.

In keeping with the recommendations of the Viénot report on corporate governance, more than one-third of the Board members (seven out of fourteen) are independent, non-executive Directors.

The Board also includes five non-French Directors and a Director who represents employee shareholders. The average age is 60.

Board meetings

Six meeting were scheduled in 2001 and ten were held. On average, each meeting lasted two hours. Most of this time was spent reviewing the proposed Schneider-Legrand merger, the financial statements and corporate governance issues.

The proposed merger was on the agenda at all ten meetings and it was the main topic at six of them. A number of experts were called in to give members more information on which to base their decisions.

Following the Audit Committee's report, the Board closed the accounts for 2000 and reviewed the 2001 interim financial statements.

Concerning corporate governance, following the report of the Remunerations and Appointments Committee, the Board decided to eliminate the position of Chief Operating Officer and to appoint two new Directors. Willy Kissling was appointed at the meeting of December 12, 2001 as a non-French, independent, non-executive Director, and René Barbier de La Serre was appointed at the meeting of February 26, 2002. The Board accepted the resignations of Jean-Paul Jacamon and Didier Pineau-Valencienne at the meeting of October 19, 2001. Lastly, the Board examined the annual review of its activity in 2000.

Schneider Electric adopted a code of ethics for Directors and employees designed to prevent insider trading. Under the terms of this code, both Directors and employees are barred from trading shares in companies for which they have information that has not yet been made public. In addition, they may not trade Schneider Electric SA shares during the 30 days preceding publication of the annual and interim financial statements, nor may they engage in any type of speculative trading involving Schneider Electric SA shares. This includes margin trading, trading in options and warrants and purchasing and re-selling securities in a period of less than four months.

Directors and corporate officers hold 0.008% of the Company's capital and voting rights. No agreements have been entered into between the Company and its Directors or officers. No loans or guarantees have been granted to Directors or officers by the Company.

** Independent non-executive Director, as defined*

Committees of the Board of Directors

The Board of Directors has drafted internal rules governing the operating procedures and missions of the Audit Committee and the Remunerations and Appointments Committee. The Board of Directors appoints their members on recommendation from the Remunerations and Appointments Committee.

Audit Committee

In 2001, the Audit Committee comprised:
MM. Gérard de La Martinière, Chairman
Piero Sierra,
René Barbier de La Serre.
It is now also a member.

The Committee is responsible for:

- Verifying that the accounting methods used to prepare the financial statements of the Company and the Group are appropriate and applied consistently and that all significant transactions are properly reflected in the consolidated financial statements.
- Reviewing the scope of the work performed by the Auditors and the results of their audits.
- Making recommendations concerning the renewal or appointment of the Auditors.
- Reviewing internal audit programs and the summarized reports of the internal auditors.
- Examining all financial and accounting issues submitted to the Audit Committee by the Chairman of the Board.
- Presenting the results of the Committee's work, together with recommendations concerning any action to be taken.

In 2001, the Audit Committee met three times under the chairmanship of Gérard de La Martinière, with an attendance rate of 100%. During these meetings, it reviewed the annual and interim financial statements, the internal audit process, the listing of Schneider Electric SA shares on the New York Stock Exchange and the fees paid to the statutory auditors' network. The Audit Committee informed the Board of Directors of its findings on February 28, September 18 and December 12, 2001.

The Board of Directors also asked the Committee to conduct a post-mortem review of the Schneider-Legrand merger, with a special focus on the way in which the notification and negotiation process was handled with the European Commission's anti-trust authorities. The Audit Committee members performed an in-depth due diligence review that entailed reading the main notification documents and interviewing the Schneider Electric executives in charge of the project, as well as the Company's lawyers. The Committee presented its findings to the Board on December 12, 2001.

Remunerations and Appointments Committee

From January 1 to October 19, 2001, the Remunerations and Appointments Committee comprised:
MM. Claude Bébéar, Chairman,
Jean-René Fourtou,
Michel François-Poncet,
Henri Lachmann,
Didier Pineau-Valencienne.
The Committee's current members:
MM. Claude Bébéar, Chairman;
Jean-René Fourtou,
Michel François-Poncet
Henri Lachmann.

The Committee is regularly informed of the Group's compensation policies, especially executive compensation. It reviews stock option plans and employee stock purchase plans decided by the Board and makes recommendations to the Board concerning the remuneration of corporate officers and the appointment of Directors and members of Board Committees. In 2001, the Committee recommended eliminating the position of Chief Operating Officer and appointing Willy Kissling as a Director.

The Remunerations and Appointments Committee met four times in 2001, with an attendance rate of 84%. It informed the Board of Directors of its findings on February 28, October 19 and December 12, 2001.

Remuneration of Corporate Officers and Executive Committee Members

The Remunerations and Appointments Committee makes recommendations to the Board of Directors concerning the remuneration of corporate officers. It also reviews executive compensation, particularly for members of the Executive Committee.

Since reorganizing in October 2001, General Management has been represented by an eight-member Executive Committee chaired by Henri Lachmann.

The Executive Committee members are paid a fixed salary plus a variable bonus representing a certain percentage of their fixed salary. The total remuneration package of each member is set at a competitive level compared with the remuneration paid to members of senior management of similar industrial groups in their respective countries. The amount of each package is determined based on analyses and comparisons performed by international consulting firms specialized in executive remuneration issues.

Executive bonuses are determined based on objectives set at the beginning of the year. They can therefore vary significantly, depending on the degree to which the objectives are met. The objectives concern Schneider Electric's performance (consolidated sales and net income before goodwill) and they also include quantitative targets related to the unit headed by the executive concerned or qualitative targets based on personal performance. The bonuses are paid following approval of the financial statements for the year to which they relate.

To involve senior executives more closely in the growth and development of Schneider Electric's business, their variable bonuses represent a greater proportion of their total remuneration package than is the practice among other industrial groups.

Executive Committee members and corporate officers also benefit from stock option plans.

Executive compensation in 2001

In 2001, Group companies paid a total of €8.0 million to members of the Executive Committee, of which €3.4 million in variable bonuses. This includes the Executive Committee members' fixed salaries and benefits for 2001 and their variable bonuses for 2000, paid in 2001.

The variable bonus was based on three corporate financial criteria, as well as on quantitative and qualitative targets related to the unit headed by the executive concerned.

The corporate financial criteria were as follows:

- Growth in earnings per share, which amounted to 26.9% in 2000.
- Sales growth, which came to 6.9% in 2000 excluding the currency effect and after removing companies acquired after January 1, 2000 from the 2000 reference figure.
- The performance of the Schneider Electric share in relation to a benchmark index of European industrial stocks. In 2000, the share underperformed the index by 0.09%.

The total covers all members of the Executive Committee for the period during which they were members. One member resigned on January 19, 2001 and Jean-Paul Jacamon resigned on October 19, 2001.

Remuneration of corporate officers in 2001

Total remuneration, including attendance fees:

Henri Lachmann	Amounts paid in 2001 - Fixed salary and benefits: €735,600 - Attendance fees: €53,700 - Variable bonuses for 2000 and 1999: €947,600
Jean-Paul Jacamon	Amounts paid in 2001 - Fixed salary and benefits: €386,400 - Attendance fees: €30,700 - Variable bonuses for 2000 and 1999: €628,400

Remuneration of Board Members

At the combined Annual and Extraordinary Shareholders' Meeting of June 11, 2001, the maximum attendance fees payable to Directors were set at €640,000. The Board of Directors decided that the fees would be allocated among Directors as follows:

- Each Director is awarded one half of the theoretical fee per Director.
- Each Director who is a member of one or more Committees of the Board of Directors is awarded an additional one-half of the theoretical fee.
- The balance of the total attendance fees is then shared among all the Directors based on the number of Board Meetings attended during the year.

In application of these rules, attendance fees paid for the year ended December 31, 2001 totaled €532,783.

Attendance fees and other remuneration

Directors	Attendance fees *(in € *)*	Other remuneration *(in €)*
Claude Bébéar	37,400	–
Daniel Bouton	33,700	–
Thierry Breton	36,100	–
Alain Burq (1)	–	118,300
Jean-René Fourtou	51,300	–
Michel François-Poncet	49,000	–
Hans Friderichs	33,700	–
James Franklin Hardymon	33,700	–
Willy R. Kissling	–	–
Gérard de La Martinière	49,000	–
Didier Pineau-Valencienne	45,900	445,000 (2)
James Ross	26,200	–
Piero Sierra	51,300	–

** Attendance fees for 2001 paid at the beginning of 2002.*

(1) Alain Burq has relinquished his share of attendance fees. He has an employment contract with Schneider Electric through which he receives a compensation package comprising a fixed salary and a variable component (bonus and profit-linked incentive plan).

(2) Guaranteed pension payment.

Agreements involving Directors

No agreements involving Directors were entered into during 2001 or after the close of the year.

Claims, litigation and other exceptional events

On August 9, 2001, Schneider Electric SA obtained a 98.1% interest in Legrand through a public offer to exchange Schneider Electric SA shares for Legrand common and preferred shares. On October 10, 2001, the European Commission declared that the alliance was incompatible with the common market under article 8.3 of the EU regulation on mergers. Under article 8.4 of the same regulation, the Commission ordered Schneider Electric SA to separate from Legrand, using the procedure of Schneider Electric SA's choice. Possibilities include selling Legrand to another manufacturer or to financial investors, launching a public offer to sell the Legrand shares held by Schneider Electric SA, or carrying out a de-merger. Schneider Electric SA has appealed the Commission's decisions.

In connection with the divestment of Spie Batignolles, Schneider Electric SA booked contingency reserves to cover the risks associated with certain major contracts and projects. Most of the risks were extinguished during 1997. Reserves for the remaining risks were booked to cover management's estimate of the risk involved.

To the best of the Company's knowledge, no other exceptional event has occurred and no claims or litigation are pending or in progress that are likely to have a material adverse impact on the Group's business, assets and liabilities, financial position or results.

Auditors

	Appointed	Appointment expires
Statutory auditors		
Barbier Frinault et Autres / Andersen 41, rue Ybry - 92576 Neuilly-sur-Seine Cedex represented by Aldo Cardoso and Pierre Jouanne	1992	2004
Befec - Price Waterhouse, Tour AIG - Cedex 105 - 92908 Paris-La Défense 2 Represented by Pascale Chastaing-Doblin and Daniel Chauveau	1995	2004
Substitute auditors		
Jean de Gaulle, 6, rue de Buzenval - 92210 Saint-Cloud	1995	2004
Dominique Paul, 5, rue Alfred-de-Vigny - 75008 Paris	1995	2004

Shareholders' rights and obligations

a) Annual Shareholders' Meetings (article 18 of the bylaws)

All shareholders are entitled to attend Annual Meetings, regardless of the number of shares held. The notice of meeting is sent directly by the Company to holders of registered shares. Holders of bearer shares are sent the notice of meeting by the bank or broker that holds their share account. Holders of both registered and bearer shares are required to provide evidence of their ownership of the shares at the time of the Meeting. The following represent proof of ownership:

- Registered shares: an entry in the Company's share register, made at least five days prior to the date of the Meeting.
- Bearer shares: a certificate issued by the custodian stating that the shares have been placed in a blocked account, to be deposited at the address indicated in the notice of meeting at least five days prior to the date of the Meeting.

The Board of Directors may shorten these deadlines up until the date of the Meeting, which may be held at the Company's head office or at any other location indicated in the notice of meeting.

b) Voting rights (article 19 of the bylaws)

Voting rights attached to shares are proportionate to the equity in the capital represented by each share, assuming that they all have the same par value. Each share carries one voting right, unless there are any unavoidable legal restrictions on the number of voting rights that may be held by any single shareholder.

Notwithstanding the foregoing:

1) Double voting rights are attributed to fully paid-up shares registered in the name of the same holder for at least two years prior to the end of the calendar year preceding the one in which the Annual Meeting takes place, subject to compliance with the provisions of the law. In addition, in the case of a bonus share issue paid up by capitalizing reserves, earnings or additional paid-in capital, each bonus share allotted in respect of shares carrying double voting rights will also have double voting rights.

The minimum holding period to qualify for double voting rights was reduced from four to two years by decision of the combined Annual and Extraordinary Shareholders' Meeting of June 27, 1995.

2) At the Annual Meeting, no shareholder may exercise more than 10% of the total voting rights attached to the Company's shares. The 10% ceiling is calculated on the basis of the single voting rights and proxies held by the shareholder concerned. If the shareholder owns shares carrying double voting rights, the limit may be raised to 15%, provided that the 10% ceiling is exceeded solely by virtue of the double voting rights.

The above ceilings will no longer apply, without it being necessary to put the matter to the vote at a further Annual Meeting, if any individual or legal entity, acting alone or jointly with one or other individuals or legal entities, acquires or increases its stake to at least two-thirds of the Company's capital through a public tender offer for all the Company's shares. In this case, the Board of Directors will place on record the lifting of the above ceilings and will amend the bylaws accordingly.

c) Income appropriation (article 21 of the bylaws)

Net income for the year less any losses brought forward from prior years is appropriated in the following order:

- 5% to the legal reserve (this appropriation is no longer required once the legal reserve represents one tenth of the capital, provided that further appropriations are made in the case of a capital increase).
- To discretionary reserves, if appropriate, and to retained earnings.
- To the payment of a dividend.

The Annual Meeting may decide to offer shareholders the opportunity to receive the dividend in cash or in the form of new shares of common stock. Dividends not claimed within five years from the date of payment become time-barred and are paid over to the State in accordance with the law.

d) Disclosure thresholds (article 7 of the bylaws)

In addition to the legal disclosure thresholds, the bylaws stipulate that any individual or legal entity that owns or controls (as these terms are defined in article L 233-9 of the Commercial Code) directly or indirectly, shares or voting rights representing at least 0.5% of the total number of shares or voting rights outstanding, or a multiple thereof, is required to disclose said interest to the Company by registered letter with return receipt requested, within five trading days of the disclosure threshold being crossed.

In the case of failure to comply with these disclosure obligations, the shares in excess of the disclosure threshold will be stripped of voting rights at the request of one or several shareholders owning at least 2.5% of the Company's capital, subject to compliance with the relevant provisions of the law.

These disclosure thresholds were approved by the combined Annual and Extraordinary Shareholders' Meetings of June 27, 1995 and May 5, 2000.

e) Identifiable holders of bearer shares (article 7.3 of the bylaws)

As approved by the combined Annual and Extraordinary Shareholders' Meetings of June 30, 1988 and May 5, 2000, the Company may at any time request that Euroclear identify holders of bearer shares carrying voting rights either immediately or in the future.

Business Review

2001 was shaped by the sharpest global economic downturn since 1982. The recession began in the United States, fueled to a great extent by excess capital spending in previous years, especially in 2000. After nine years of strong economic growth and rising investment, US companies did not detect signs of slower demand in their final markets and instead excessively increased their capital spending and inventories in 2000.

US companies substantially reduced their investments and inventories as from January 2001 to prop up their operating margins following a decline in profits that reflected the increase in oil prices, a decline in take-home salaries and waning demand. September 11 only amplified this trend.

The effects of the US recession were quickly felt around the world, starting with regions like Mexico, Canada and Asia that depend heavily on the American import market. China, which continued to enjoy strong growth, was the exception.

Latin America experienced considerable difficulties in 2001 due to factors that had little to do with the global economy. Argentina, hurt by its dollar-pegged currency and prohibitive interest rates, went through a third year of recession, while Brazil had to deal with energy shortages that hampered manufacturing output.

Europe did not escape unscathed. Industry, which is particularly exposed to international trade, saw output decline soon after the US recession began. However, the building market held up well and continued to grow in 2001.

Despite an overall contraction in its markets in 2001, Schneider Electric maintained sales at virtually the same level as in 2000 at constant scope of consolidation.

Sales for the period ended December 31, 2001 totaled €9.83 billion, an increase of 1.4% from 2000. At constant scope of consolidation and exchange rates, sales declined 0.4%.

This slight increase over the full year was in line with Company forecasts and reflected Schneider Electric's ability to weather difficult business conditions. Like all its competitors, Schneider Electric was affected by a noticeable downturn in the fourth quarter, particularly in the United States. Excluding production by the Company's business in North America, full-year sales rose 4.6% at constant scope of consolidation and exchange rates.

Fourth-quarter sales were down 7.9% from the year-earlier period, but the comparison was negatively affected by the high level of invoices at end-2000.

By region, sales growth was as follows in 2001:

Sales	Sales at December 31, 2001 (€ bn)	% change (current)	% change (constant)
Europe	3.42	+ 7.7%	+ 2.8%
France	1.48	– 1.7%	– 1.7%
North America	3.04	– 6.2%	– 10.3%
Rest of World	1.89	+ 6.6%	+ 13.2%
Total	**9.83**	**+ 1.4%**	**– 0.4%**

The sales trend at end-December 2001 reflects the Company's solid positions in Europe and the emerging economies. The recession in North America, particularly in the second half, impacted fourth-quarter sales.

In Europe outside France, the Iberian peninsula and Eastern Europe continued to serve as strong growth drivers, with sales increases of nearly 9% and 19%, respectively. Demand in Germany slowed in the fourth quarter.

In France, full-year sales declined 1.7% from 2000 due to a gradual contraction in demand and to inventory drawdowns by our distributors.

In North America, fourth-quarter sales were down 18% from the year-earlier period, reflecting a continued deterioration in capital spending and the non-residential building market.

In the rest of the world, Schneider Electric achieved remarkable sales growth of 13.2% for the full year in a challenging macro-economic environment. Although business slowed in the fourth quarter, sales in China continued to increase very rapidly, by more than 20% for the full year.

Despite less favorable market trends in 2001, Schneider Electric demonstrated its solid endurance supported by a quality product lineup, powerful brands and operations in strong-growth regions.

Highlights of the year

Proposed merger with Legrand

On January 15, 2001, Schneider Electric unveiled a project to join forces with Legrand through a friendly public exchange offer.

A number of Legrand preferred shareholders contested the offer before the Paris appeals court. Schneider Electric proposed more attractive terms for preferred shares following the court's May 3, 2001 decision to annul the market watchdog's approval of the offer.

When the offer closed on July 25, 2001, Schneider Electric had acquired more than 98% of outstanding Legrand shares.

However, on October 10, 2001, the European Commission found the merger incompatible with the common market. This decision put an end to a project with considerable strategic and industrial benefits, designed to create a European enterprise that would have been the world leader in its industry.

On January 30, 2002, the Commission ordered the two companies to separate.

Schneider 2000+ program

- Schneider 2000+ (1999-2001) was an overall success. The majority of the program's targets were already achieved in 2000. Operating margin stood at 11.4% in 2001. Over three years, base costs declined from 43.2% of sales to 39.2%, representing a savings of €373 million, compared with a target of €305 million.

Extension of the product lineup and geographic coverage

Electrical Distribution

- MGE UPS Systems, the world leader in uninterruptible power supply systems, opened a second **plant in China**. Located in Shanghai, the plant produces ***medium power UPS systems*** *for the Asian* and Pacific markets. Schneider Electric owns 32% of MGE UPS Systems.
- Schneider Electric formed two new joint ventures in China: Schneider Suzhou Drives (SSD), to manufacture speed drives, and Schneider Electrical Devices Dongguan (SEDD), to produce wiring devices.
- **Easyplug**, a joint venture with **Thomson multimedia**, introduced its first products that **leverage power line carrier technology** for consumer applications using DSL, video, Internet, interactive TV and home automation systems.
- Schneider Electric signed an agreement to acquire a controlling interest in **New Zealand-based** PDL Holdings Ltd., a manufacturer of final **low voltage equipment** and **high-power speed drives** with annual sales of €40 million in some 20 countries.

Industrial Control and Automation

- **Schneider Toshiba Inverter**, a joint venture with Toshiba Corporation, inaugurated plants in Pacy-sur-Eure, **France** and Mie, **Japan**. The facilities will produce **industrial speed drives** for the Industry and Building markets.
- Schneider Electric formed an international strategic **alliance** with **Adroit Technologies** in **automation** and **industrial control** to develop a comprehensive, highly competitive lineup. A joint research and **technical development center** in Africa is part of the package.

Alliances, agreements and partnerships

- Schneider Electric, Rhodia, Thomson multimedia and Usinor founded **KeyMRO**, a joint **e-procurement** company for non-production goods and services. KeyMRO is the first procurement company created by manufacturers for manufacturers that is not a marketplace.
- Schneider Electric, EDF and Institut National Polytechnique de Grenoble **joined forces** in a consortium known by the French acronym IDEA for **"inventing electrical distribution of the future". Research** *will focus on distributed power* generation, power storage and secure power supply.
- Schneider Electric signed a **framework agreement** with the **French Education Ministry** to enhance their partnership for initial and continuing **professional training** and to develop programs in France's regions.
- Schneider Electric **formed an alliance with** Techniques Nouvelles d'Informatique **(TNI)**, a leading provider of design and simulation tools for **automated systems**, to offer a **comprehensive solution** for developing industrial automation applications.

A new, more responsive organization

- To be even more responsive and customer focused, Schneider Electric streamlined its **organization** during the year, with a smaller Executive Committee. The Company now has **three geographic divisions** (Europe, North America and International), **two corporate divisions** (Strategy and Market Development and Developments-Industry) and **two functional divisions** (Finance and Control - Legal Affairs and Human Resources and Communication).

Outlook for 2002

The deterioration of Schneider Electric's markets in 2001 led to a gradual decline in business that resulted in significantly lower sales in the fourth quarter.

Although the trend did not reverse itself in the first two months of 2002, prospects of further weakening seem unlikely in light of the business indicators in Schneider Electric's markets.

As a result, we anticipate stable sales in 2002 in a situation of slight market contraction. The Company will pursue measures to adapt to the economic environment, notably in Europe and the United States and in industrial control and automation, while aiming for a slight increase in operating income.

The year will be shaped by the divestment of Legrand in compliance with the European Commission's decision. This may be done through a sale, a flotation or a demerger.

Research and development

Schneider Electric devoted €512 million, or more than 5% of sales, to R&D in 2001. To speed growth and ensure profitability, we put controlling technology and innovation at the heart of our lineup's performance.

At Schneider Electric, innovation means inventing new products and services for new markets such as micro-generation, VDI, smart buildings and Transparent Factory. It also means controlling new technologies or manufacturing and assembly processes for materials, mechanical engineering and electronics and enhancing product functionalities by incorporating more software and intelligence.

Research has helped us shorten our range renewal cycles. In 2000-2001, twelve product families representing nearly 20% of sales were renewed. The OsiConcept lineup, for example, renews the entire sensor range with innovative products that are easier to install because self-configuration makes them smarter and more versatile.

A significant portion of R&D also goes to enhancing existing products to improve reliability while reducing production costs.

The Company filed 121 patents in 2001 and looked at ways to draw more value out its portfolio so as to generate recurring revenue from intellectual property.

Schneider Electric's R&D teams work with a large network of partners, including university and industrial laboratories, suppliers and technology start-ups (especially those backed by Schneider Electric Ventures).

We continued to internationalize our R&D resources and expand globally in 2001 by creating a research lab in the US and strengthening our technical teams in China.

Environmental protection

Schneider Electric stepped up its environmental protection programs in 2001.

Starting in the design phase, production site management integrates such concepts as reducing the consumption of natural resources, controlling power consumption and ensuring product recyclability.

At end-2001, 105 of our plants in 20 countries were certified to ISO 14001 standards. Considerable information and training resources support this approach. An intranet site, open to employees worldwide, presents all available information on regulations, materials and best practices. In addition, the Company has a guide that describes processes using Best Available Technology. Research and Purchasing are involved in this strategy.

A corporate team is responsible for defining policy for products and processes, setting objectives and ensuring that the Company complies with regulations. These specialists are supported by a network of correspondents in the product departments and production sites to deploy measures and train employees. In particular, procurement officers are trained to assess suppliers' environmental management capabilities, notably as applied to their processes.

Schneider Electric actively studies cost-effective options for end-of-cycle electrical and electronic recycling, in particular through the ELEN pilot project in France.

Quantitative and qualitative disclosure about market risk

The information provided below contains certain forward-looking statements that involve inherent risks, uncertainties and other factors, principally with respect to unanticipated changes in foreign exchange or interest rates and fluctuations in the level of our exposure to market risks. Actual results may differ from those set forth in any forward-looking statements.

Our major market risk exposures are changing interest rates and fluctuations in currency and metal prices. We use derivative financial instruments to manage these market risk exposures. These financial instruments are usually structured to hedge the underlying exposure associated with specific transactions, assets, liabilities or commitments.

Risk management is centralized at the Corporate Treasury level. The mission of the Corporate Treasury in this field is to contribute to the reduction of the underlying exposure, and not to increase this exposure with speculative transactions. For each market risk, for each trader and each type of financial instrument, risk limits have been established.

Cash management

We have implemented a cash pooling system for all our operating entities in the euro zone, Switzerland, the United Kingdom, the Nordic countries and Hungary. All these entities have short term cash needs for which we issue commercial paper and medium term notes at the Group level. We issue fixed rate commercial paper and, depending on the conditions of the financial markets, we may convert fixed interest rate obligations into variable rate obligations. Some swaps are used to convert the euro issues in the various currencies.

In order to be able to quickly generate cash, we have set up a €2 billion commercial paper program, €750 million in bank facilities and a €2.9 billion medium-term note program. As of December 31, 2001, of these credit lines, we had outstanding euro credit lines amounting to €900 million, including €657 million in commercial paper.

The Corporate Treasury occasionally runs a very short-term cash surplus, related to short term mismatches between cash needs and capital raised. In the event we run any such short term surpluses, we invest only in short term monetary funds, in order to maintain a high degree of liquidity.

Short term interest rate exposure

Our risk policy for short term rate exposure and cash is to minimize the cost of borrowing, depending on market conditions. Some swaps are entered into to hedge our commercial paper exposure, but no hedging instruments are used for other short term investments.

Debt management

Most of our debt is managed through our Central Treasury department. In certain cases, local operating companies have sought and obtained financing outside our general Group-based financing system.

We aim to maintain a well balanced maturity profile and to diversify our sources of debt in terms of markets (such as bank debt, bonds, long term credit lines), maturities and counterparties.

Of our total financial debt as of December 31, 2001, €1,450 million was in the form of euro-denominated bonds, with an average fixed interest rate of 4.49%. These bonds are traded on the Euronext Paris and Luxembourg bond markets. The fair value of the bonds and other fixed rate debts is determined based on quoted prices, when available, or based on borrowing rates currently available to us for loans with similar terms and maturities. The fair value of all current assets and liabilities is considered to be equivalent to their carrying amount due to the short maturity of these items. The same approach is used for variable rate assets and liabilities.

We also have a perpetual debt (TDI) which is accounted as a debt in French GAAP.

Of our borrowings and long term debt as of December 31, 2001, €1,095.7 million had a maturity of less than one year, €1,277.3 million had a maturity between one and five years and €499 million had a maturity greater than five years.

Interest rate risk on long term debt

Interest rate risk arises from both fixed interest rate liabilities which generate risks when market interest rates fall and from variable interest rate liabilities which generate risks when market interest rates rise.

Depending on the conditions of the financial market, we determine whether to use derivative instruments to hedge our interest rate exposure in order to minimize the cost of borrowing. The choice of issuing fixed or variable rate debt depends on (i) the overall exposure of the Group, and (ii) overall market conditions, as we tend to issue fixed rate debt when interest rates are low. On December 31, 2001, our financial debt was primarily in the form of fixed rate debt and variable rate debt converted into fixed rate instruments using interest rate swaps, caps and floors.

Long and short-term debt
As of December 31, 2000

(€ million)	Book Value	Fair Value
TOTAL	**2,872.0**	**2,752.5**
FIXED RATE		
Bonds	1,458.7	1,425.5
- Square D 1992 convertible	8.7	8.7
- Schneider Electric SA 2004	1,000.0	959.7
- Schneider Electric SA 2004	450.0	457.1
Other bank borrowings	35.9	32.8
- Syndicated Loan (Lexel)		
Commercial paper	657.0	657.0
VARIABLE RATE		
Perpetual bonds	179.7	96.1
Other bank borrowings		
- Syndicated loan (Lexel)	105.5	105.5
- Bank loan (Schneider UK)	58.8	58.8
- Syndicated loan (Schneider Electric SA)	–	–
Other bank borrowings		
- Industrial Revenue Bonds (Square D Company)	23.6	23.6
- Other loans (less than €20 million per loan)	51.5	51.5
Bank loans outstanding	88.4	88.4
Obligations under capital leases	14.5	14.5
Bank overdrafts and short-term bank loans	155.2	155.2
Accrued interest	33.5	33.5
Employee profit-sharing	9.7	9.7

Foreign currency risk

We have international operations and thus we are exposed to foreign exchange risk arising from various currency combinations. With the introduction of the euro as of January 1, 1999, the exposure to exchange rate fluctuations has decreased, with the US dollar and the British pound now the most significant sources of currency risk.

Most of our operations around the world are carried out by subsidiaries that trade primarily in their home country. With the exception of some operating subsidiaries domiciled in highly inflationary environments, the functional currency of each of our companies is considered to be its local currency. We are thus exposed to the currency risk associated with translating our functional currency financial statements into our reporting currency, the euro.

In addition, we have foreign exchange transaction exposures related to our global operating activities in currencies other than the functional currency in which our entities operate. This exposure arises from intercompany transactions between "global plants" or "international distribution centers" and local subsidiaries, as well as from direct export sales and purchases.

It is our policy to identify and manage transactional foreign exchange exposure to reduce risk. Our subsidiaries are responsible for identifying accounts receivable and accounts payable denominated in currencies other than their local currency and entering into intercompany hedge contracts with the Corporate Treasury Center. The intercompany hedge contracts have the effect of transferring the currency risk from operating subsidiaries to the Corporate Treasury Center, but do not create any additional market risk to our consolidated results.

Under our policy, net material currency exposure is hedged. Exposure is primarily hedged with forward exchange contracts with a maturity of less than twelve months.

Commodity risk

We are exposed to commodity risk arising from changes in the prices of purchased raw materials (copper, silver and aluminum).

The purchasing departments of our operating entities are responsible for assessing and reporting their forecasted purchases to the Corporate Treasury Center twice a year. The Corporate Treasury Center is responsible for hedging the risk and periodically uses forward contracts, commodity swaps and to a lesser extent options, to hedge commitments to purchase raw materials.

Counterparty risk

Transactions involving foreign exchange hedging, interest rate management or short term investments are carried out using selected counterparties. Our standards for determining appropriate bank counterparties are based on an assessment of the counterparty's financial soundness as demonstrated by shareholders' equity, the availability of state guarantees, a qualitative assessment of the counterparty's importance in our global relationships, and the counterparty's short and long-term rating.

An overall authorized credit limit is set for each counterparty, and all the counterparty limits are reviewed periodically.

Financial instruments

As of December 31, 2001

	Book Value	Fair Value
Perpetual loan swap	–	(100.6)
Other swaps, caps and collars	–	(3.2)
Forward purchases and sales of foreign currencies	(0.4)	(0.4)
Metal price hedges	(1.0)	(24.2)
Total	**(1.4)**	**(128.4)**

The fair value of swaps is estimated either internally by discounting the future differential cash flows at current market interest rate or by third party banks. *For other derivative instruments, fair value has been* obtained from third party banks.

Insurance

The Group currently follows a conventional policy regarding insurance cover, focusing on transferring risks under a global program. The risks transferred include property damage, business interruption, operating and product liability, environmental accidents and transportation risk.

Cover is taken out with insurance companies of good standing. The risks covered and the insured values are comparable to those insured by companies of *the same size operating in the same industry.*

Negotiations concerning the renewal of existing policies at the end of 2001 took place in a period when the industrial risk insurance and reinsurance markets were extremely unsettled. Insurance rates have increased, while the cover provided has been reduced. Faced with the obligation to accept significantly higher premiums and a sharp rise in self-insurance levels, the Group is examining a risk management policy that places greater emphasis on prevention and the use of alternative methods of protection.

Consolidated financial statements

Balance sheet

1) **Consolidated shareholders' equity** came to €8.38 billion at December 31, 2001, compared with €4.55 billion the year before. The increase reflected 1) the loss for the year of €0.99 billion, compared with net income of €0.62 billion in 2000; 2) the issuance of €5.03 billion worth of new shares in connection with the public exchange offer for Legrand; and 3) the translation adjustment, in an amount of €0.16 billion. It also reflected the dividend payment of €0.30 billion and share buyback programs, in an amount of €0.08 billion.

Minority interests stood at €0.08 billion, including minority interests in 2001 net income.

2) **Net indebtedness** (borrowings less cash) amounted to €2.3 billion at December 31, 2001, compared with a year-earlier figure of €2.1 billion.

At year-end, the Company had cash and short-term investments of €0.58 billion versus €0.65 billion at end-2000. The decline resulted primarily from payments made in connection with the public exchange offer for Legrand and from substantial measures to reduce working capital.

Long-term debt decreased by €0.30 billion, reflecting loans that were repaid or that matured. Short-term debt (bank overdrafts and current maturities of long-term debt) rose by €0.40 billion due to events in 2001.

Net cash and cash equivalents (cash and short-term investments less bank overdrafts) declined by €0.06 billion compared with €0.5 billion at December 31, 2000.

3) **Working capital** stood at €0.65 billion at year-end 2001 versus €1.45 billion the year before. The €0.80 billion decrease can be analyzed as follows:

(€ billion)		2001 / 2000
Change in working capital		
Change in property, plant and equipment, net of depreciation and disposals	+	0.05
Change in net goodwill and other intangible assets	+	0.24
Change in investments at cost and other investments	+	4.07
Total changes in fixed assets	**+**	**4.36**
Change in long-term debt	–	0.30
Change in provisions for contingencies and pensions	+	0.03
Change in net assets		
- issuance of shares	+	0.68
- payment of dividends	–	0.32
- change in retained earnings (including net income for the year)	+	3.46
Change in minority interests	+	0.01
Total changes in long-term liabilities and equity	**+**	**3.56**
Net change in working capital	**–**	**0.80**

Consolidated statement of income

Consolidated sales totaled €9.83 billion in 2001, up 1.4% from €9.69 billion the year before. Most of the increase was attributable to acquisitions at the end of 2001. At constant scope of consolidation and exchange rates, the year-on-year increase was 0.4%.

(€ million)	2001	2000	% change
Total	**9,828.2**	**9,695.5**	**+ 1.4%**

Operating income decreased by 14% to €1.12 billion due to the sharp economic slowdown in North America and the impact of the product mix.

(€ million)	2001	2000	% change
Total	**1,116.3**	**1,298.2**	**- 14.0%**

Net interest expense amounted to €120.9 million, compared with €16.2 million in 2000. The difference primarily stems from the absence of certain non-recurring items from 2000, which had a negative impact of €88 million, the increase in overall debt and interest rates, which had negative impact of €33 million, and payment of an interim dividend on Legrand shares, which had a positive impact of €30 million.

Income from continuing operations before tax, representing operating income less net interest expense, declined by 22.4% to €995.4 million from €1,282.0 million the previous year.

Net non-recurring expense amounted to €1,563.9 million in 2001 compared with €118.4 million the year before. The expense reflects capital gains and losses, restructuring costs, provisions for impairment and a €1,400 million provision on Legrand shares.

The net loss of fully consolidated companies before amortization of goodwill amounted to €775.4 million compared with net income of €793.7 million in 2000.

(€ million)	2001	2000
Total	**(775.4)**	**793.7**

Amortization of goodwill totaled €169.3 million compared with €143.4 million in 2000. The increase is primarily attributable to acquisitions during the year (notably Positec and VAS, for €17 million) and the year-end 2000 acquisition of Crouzet (difference of €9 million).

Current and deferred taxes for 2001 totaled €206.9 million versus €369.9 million in 2000.

The net loss of fully consolidated companies totaled €944.7 million, compared with net income of €650.3 million in 2000. After minority interests and the Group's share of losses of companies accounted for by the equity method (€19.3 million on MGE Finance and VAS), **the net loss attributable to Schneider Electric SA** came to €986.4 million versus net income of €625 million the previous year.

Company financial statements

Schneider Electric SA posted total portfolio revenues of €558.1 million in 2001, compared with €318.4 million the previous year. Income from continuing operations before tax rose to €589.8 million from €358.4 million in 2000.

In 2001, the Company had an income tax benefit of €29.2 million compared with a tax charge of €1.5 million the previous year, reflecting the effects of tax consolidation.

The net loss for the year stood at €811.2 million versus net income of €356.7 million in 2000.

Shareholders' equity before appropriation of the net loss rose to €7,082.4 million at December 31, 2001 from €3,157.1 million at the previous year-end, primarily due to the public exchange offer for Legrand (€5,027.5 million) and the €1.4 billion provision on the Legrand shares tendered to the offer.

Subsidiaries

Schneider Electric Industries SA

Strong business lifted sales to €3.18 billion from €3.11 billion in 2000. Operating income rose 19.4% to €286.5 million from €240.1 million and represented 9% of sales.

Net income came to €485.2 million compared with €503.6 million the year before.

Cofibel

Cofibel's portfolio consists entirely of Schneider Electric SA shares.

Income from continuing operations before tax came to €6.52 million compared with €6.58 million in 2000.

Income after tax stood at €5.41 million.

Cofimines

In 2001, income from continuing operations before tax amounted to €1.84 million compared with €1.79 million in 2000.

After taking into account corporate income tax, net income stood at €1.18 million versus €1.44 million in 2000.

Consolidated Statement **of Income**

(in millions of euros for the year ended Dec. 31)	2001	2000	1999
Sales	**9,828.2**	**9,695.5**	**8,378.3**
Cost of sales	(5,878.6)	(5,612.2)	(4,766.0)
Research and development expenses	(512.7)	(474.4)	(443.5)
Selling, general and administrative expenses [1]	(2,320.6)	(2,310.7)	(2,112.3)
Total operating expenses	**(8,711.9)**	**(8,397.3)**	**(7,321.8)**
Of which depreciation and amortization	*(351.3)*	*(318.5)*	*(263.9)*
Operating income [1]	**1,116.3**	**1,298.2**	**1,056.5**
Financial income (expense)- net *(note 19)*	(120.9)	(16.2)	(86.1)
Income from continuing operations before tax [1]	**995.4**	**1,282.0**	**970.4**
Non-recurring items *(note 20)*	(1,563.9)	(118.4)	(34.6)
Income taxes *(note 10)*	(206.9)	(369.9)	(317.7)
Net income of fully consolidated companies before amortization of goodwill	**(775.4)**	**793.7**	**618.1**
Amortization of goodwill	(169.3)	(143.4)	(121.9)
Net income of fully consolidated companies	**(944.7)**	**650.3**	**496.2**
Group share in income/(loss) of equity investments	(19.3)	(3.6)	-
Net income before minority interests	**(964.0)**	**646.7**	**496.2**
Minority interests	(22.4)	(21.7)	(15.2)
Net income (attributable to Schneider Electric SA)	**(986.4)**	**625.0**	**481.0**
Earnings per share *(note 21) (in euros)*	(5.37) [a]	4.18	3.23
Diluted earnings per share *(note 21) (in euros)*	(5.32) [a]	4.13	3.19

(a) Including shares issued for Legrand.
(1) Including employee profit sharing.
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement **of Cash Flows**

(in millions of euros at Dec. 31)	2001	2000	1999
I - Operating activities:			
Net income before minority interests	(964.0)	646.7	496.2
Group share in (income)/loss of equity Investments (net of dividends received)	19.3	2.3	2.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, reserves and accruals (note 1.g)	1,896.5	431.7	400.8
Losses (gains) on disposal of assets - net	10.8	(88.8)	30.2
Other	(1.3)	(1.1)	(1.2)
Net cash provided by operating activities *before changes in operating assets and liabilities*	**961.3**	**990.8**	**928.8**
(Increase) decrease in accounts receivable	132.0	(223.7)	(107.6)
(Increase) decrease in inventories and work in process	51.3	(247.9)	(48.3)
Increase (decrease) in accounts payable	(268.8)	193.1	29.7
Change in other current assets and liabilities	66.8	(1.7)	(73.9)
Change in working capital requirement	**(18.7)**	**(280.2)**	**(200.1)**
Total I	**942.6**	**710.6**	**728.7**
II - Investing activities:			
Disposals of property, plant and equipment and intangible assets	47.1	36.5	47.4
Purchases of property, plant and equipment and intangible assets *(note 3)*	(451.6)	(504.2)	(442.9)
Net cash used by investment in operating assets	**(404.5)**	**(467.7)**	**(395.5)**
Financial investments - net	(448.3) [(a)]	(528.2)	(851.0)
Other long-term investments	11.0 [(b)]	(227.4) [(b)]	(295.3)
Sub-total	**(437.3)**	**(755.6)**	**(1,146.3)**
Total II	**(841.8)**	**(1,223.3)**	**(1,541.8)**
III - Financing activities:			
Increase (reduction) in long-term debt	136.0	289.8	1,109.7
Common stock issued	7.2	11.9	85.2
Dividends paid: Schneider Electric SA	(297.0)	(263.7)	(164.0)
Dividends paid: Minority interests	(18.2)	(21.4)	(17.8)
Total III	**(172.0)**	**16.6**	**1013.1**
IV - Net effect of exchange rate and other changes: Total IV	**14.0**	**25.9**	**46.3**
Net increase/(decrease) in cash and cash equivalents: I + II + III + IV	**(57.2)**	**(470.2)**	**246.3**
Cash and cash equivalents at beginning of year [(c)]	515.0	985.2	738.9
Increase/(decrease) in cash and cash equivalents [(c)]	(57.2)	(470.2)	246.3
Cash and cash equivalents at end of year	**457.8**	**515.0**	**985.2**

(a) The purchase of the Legrand shares (in an amount of €5,027.5 million) was financed through the issue of new Schneider Electric SA shares (a non-cash transaction). Only the cash payment and acquisition costs (cash transactions) are indicated in the statement of cash flows.

(b) Including the purchase of Schneider Electric SA shares for €73.9 million in 2001, €159.9 million in 2000 and €335.7 million in 1999.

(c) The accrued interest is now included in "Increase (reduction) in long term debt" instead of cash and cash equivalents. The 1999 and 2000 figures are restated in consequence.

Consolidated
Balance Sheet

Assets

(in millions of euros at Dec. 31)	2001	2000	1999
Current assets			
Inventories and work in process *(notes 1 et 8)*	1,267.9	1,411.9	1,090.2
Accounts receivable - trade	2,034.6	2,225.0	1,933.1
Other receivables and prepaid expenses *(note 9)*	714.2	946.4	730.2
Deferred taxes	240.7	248.3	291.1
Cash and cash equivalents *(note 11)*	579.5	653.5	1,050.5
Total current assets	**4,836.9**	**5,485.1**	**5,095.1**
Non-current assets			
Other intangible assets - net *(note 3)*	210.4	192.0	85.5
Goodwill - net *(note 4)*	3,840.7	3,620.0	3,374.6
Property, plant and equipment, at cost *(note 3)*	4,197.8	4,011.6	3,627.1
Accumulated depreciation	(2,446.8)	(2,312.7)	(2,085.2)
Property, plant and equipment – net	1,751.0	1,698.9	1,541.9
Share in net assets of equity investments *(note 5)*	124.4	58.0	2.7
Investments at cost *(note 1 g & note 6)*	4,181.8	342.7	112.5
Other investments *(note 7)*	305.1	137.1	80.2
Total investments	4,611.3	537.8	195.4
Total non-current assets	**10,413.4**	**6,048.7**	**5,197.4**
Total assets	**15,250.3**	**11,533.8**	**10,292.5**

The accompanying notes are an integral part of the consolidated financial statements.

Liabilities and shareholders' equity

(in millions of euros at Dec. 31)	2001	2000	1999
Current liabilities			
Accounts payable – trade	1,305.0	1,613.1	1,348.6
Taxes and benefits payable	847.4	838.8	749.7
Other payables and accrued liabilities	879.3	807.6	699.3
Short-term debt *(note 15)*	1,095.7	698.1	700.4
Customer prepayments *(note 1)*	55.5	86.7	107.3
Total current liabilities	**4,182.9**	**4,044.3**	**3,605.3**
Reserves for contingencies *(note 14)*	202.6	218.0	274.4
Accruals for pensions *(note 13)*	628.7	586.7	569.5
Long-term debt *(note 15)*	1,596.6	1,897.9	1,320.0
Of which: ordinary and convertible bonds	*1,458.7*	*1,460.0*	*1,020.8*
Perpetual bonds *(note 15)*	179.7	175.7	202.1
Total long-term debt	**1,776.3**	**2,073.6**	**1,522.1**
Capital stock	1,922.1	1,246.3	1,230.4
Retained earnings	6,458.4	3,299.0	3,030.0
Shareholders' equity *(note 12)*	**8,380.5**	**4,545.3**	**4,260.4**
Minority interests	79.3	65.9	60.8
Total liabilities and shareholders' equity	**15,250.3**	**11,533.8**	**10,292.5**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes **in Shareholders' Equity**

	Shares outstanding (thousands) (1)	Capital (€m)	Additional paid-in capital (€m)	Retained earnings (€m) (2)	Cumulative translation adjustment (€m)	Share-holders' equity (€m)	Minority interests (€m)	Total (€m)
At January 1, 1999	**153,417**	**1,169.4**	**1,156.2**	**1,405.2**	**(93.7)**	**3,637.1**	**58.5**	**3,695.6**
Exercise of stock options	2,239	17.1	68.1			85.2		85.2
Conversion of bonds	5,768	43.9	184.6			228.5		228.5
Appropriation to legal reserve			(0.9)	0.9		–		–
Dividends				(173.2)	–	(173.2)	(17.8)	(191.0)
Increase in treasury stock				(337.2)	–	(337.2)	–	(337.2)
Translation adjustment				(13.6)	352.6	339.0	7.0	346.0
Change in scope of consolidation and other						–	(2.1)	(2.1)
1999 net income				481.0		481.0	15.2	496.2
At December 31, 1999	**161,424**	**1,230.4**	**1,408.0**	**1,363.1**	**258.9**	**4,260.4**	**60.8**	**4,321.2**
Exercise of stock options	212	1.7	3.7			5.4		5.4
Conversion of bonds	152	1.1	4.8			5.9		5.9
Conversion of par value into euros		61.0	(61.0)			–		–
Cancellation of shares	(6,000)	(48.0)	(263.0)	311.0		–		–
Merger with SGTE			28.2	(28.2)		–		–
Appropriation to legal reserve			(6.1)	6.1		–		–
Dividends (including précompte equalization tax)				(263.7)		(263.7)	(21.4)	(285.1)
Increase in treasury stock				(159.5)		(159.5)		(159.5)
Translation adjustment				(72.6)	149.2	76.6	0.1	76.7
Change in scope of consolidation and other				(4.7)		(4.7)	4.7	–
2000 net income				625.0		625.0	21.7	646.7
At December 31, 2000	**155,788**	**1,246.2**	**1,114.6**	**1,776.5**	**408.1**	**4,545.4**	**65.9**	**4,611.3**
Exercise of stock options	228	1.8	5.1			6.9		6.9
Conversion of bonds	3	–	0.2			0.2		0.2
Legrand purchase	84,241	673.9	4,353.6			5,027.5		5,027.5
Appropriation to legal reserve			(6.4)	6.4		–		–
Dividends (including précompte equalization tax)				(297.0)		(297.0)	(18.2)	(315.2)
Increase in treasury stock				(73.9)		(73.9)		(73.9)
Translation adjustment				21.9	135.8	157.7	1.5	159.2
Change in scope of consolidation and other						–	7.7	7.7
2001 net income				(986.4)		(986.4)	22.4	(964.0)
At December 31, 2001	**240,260**	**1,922.0**	**5,467.1**	**447.5**	**543.9**	**8,380.5**	**79.3**	**8,459.8**

(1) Before elimination of treasury stock.
(2) Including €518.5 million in treasury stock/ intra-group cross shareholdings cancelled beginning January 1, 1993.

Accounting **Principles**

1. Basis of presentation

The consolidated financial statements of Schneider Electric SA have been prepared in accordance with French generally accepted accounting principles, including French Accounting Standards Board (CRC) standard 99-02 and 2000-06.

In certain specific cases where the above French accounting principles are appropriate, US principles have been applied.

The financial statements of consolidated subsidiaries, which are prepared in accordance with accounting principles generally accepted in the countries in which they operate, have been restated in accordance with the principles applied by the Group.

a) Consolidation principles

All significant companies that are controlled directly or indirectly by Schneider Electric SA have been fully consolidated. Companies over which Schneider Electric SA exercises significant influence have been accounted for by the equity method. Joint ventures have been consolidated by the proportional method, in accordance with French generally accepted accounting principles.

Goodwill is amortized out of income over a maximum of forty years based on the estimated period of benefit, which is revised for impairment where necessary.

b) Translation of foreign financial statements

The financial statements of foreign subsidiaries are translated into euros as follows:

- Assets and liabilities are translated at year-end exchange rates.
- Statement of income and cash flow items are translated at average exchange rates.
- Differences arising on translation are recorded under shareholders' equity and minority interests.

c) Translation of foreign currency transactions

Foreign currency payables and receivables are translated into the reporting currency at year-end exchange rates. As allowed under French law, foreign currency differences are recorded in the statement of income under exchange gains or losses.

The Group periodically enters into foreign currency contracts to hedge foreign currency transactions. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction.

If the underlying transaction is not completed, the contract is marked to market with any unrealized gains or losses reflected in income. Those unrealized gains or losses offset foreign currency differences from translating foreign currency payables and receivables at the year-end rates into the reporting currency.

d) Interest rate financial instruments

The Group uses financial instruments based on interest rates (note 16). Where these instruments are qualified as speculative, they are marked to market at the year-end, due to the volatility of interest rates. If the instruments' market value is negative in relation to their historical value, a provision for contingencies is booked.

e) Marketable securities

Substantially all marketable securities represent conventional short-term instruments (commercial paper, mutual funds and equivalents). They are stated at the lower of cost and market. In the case of bonds and other debt instruments, cost includes accrued interest.

f) Property, plant and equipment

Land, buildings and equipment are stated at cost. Assets held at the time of a legal revaluation are stated at revalued cost; an equivalent amount is recorded in shareholders' equity, under retained earnings or revaluation reserve, and is written back to income to match the corresponding depreciation and disposals, so that the revaluation has no impact on income.

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings	20 to 40 years
Technical facilities, equipment and tooling	3 to 10 years
Other	3 to 12 years

Assets acquired in transactions that qualify as capital leases are capitalized on the basis of the cost

of assets concerned and accounted for as non-current assets. An obligation in the same amount is recorded as a liability. The current charge for lease is then adjusted in the statement of income to show the split between depreciation and financial charges. Those assets are depreciated in accordance with the above principles.

g) Investments

Non-consolidated equity investments and other investments are stated at the lower of cost and net realizable value. Each year, the carrying value is compared to fair value and any difference is provided for. Fair value is determined by reference to the Group's equity in the underlying net assets, the expected future profitability and business prospects of the investee company and, in the case of listed securities, the market value of the stock.

Concerning Schneider Electric SA's investment in Legrand SA, the principle is as follows. On October 10, 2001, the European Commission invoked article 8.3 of the Merger Regulation to block implementation of Schneider Electric SA's take over of Legrand SA. Financially, the take over had been effective since late July, following the tender of 98.1% of outstanding Legrand shares to Schneider Electric SA's January 15, 2001 public offer to exchange said shares for Schneider Electric SA stock. In application of article 8.4 of the Merger Regulation, the Commission ordered Schneider Electric SA to sell all but a maximum of 5% of its shareholding in Legrand SA, leaving it free to choose the legal form and arrangements of the separation. Terms of the separation will be submitted to the Commission for approval, notably as concerns concentrations and fair competition, as well as for an examination of the viability of the demerger arrangements.

In light of the above, the investment in Legrand SA, which has a book value of €5,415 million, including acquisition costs, should be valued in compliance with accounting rules. Consequently, an estimated value was established taking into account the stock markets' decline since the aquisition date and the different separation scenarios (sale, flotation or demerger). This led the Company to write a €1.4 billion provision on its Legrand Shares.

h) Inventories and work in process

Inventories and work in process are stated at the lower of cost (determined by the FIFO or weighted-average methods) and estimated net realizable value. The cost of work in process, semi-finished and finished products includes direct materials and labor costs, sub-contracting costs incurred up to the balance sheet date and a percentage of production overheads.

i) Long-term contracts

Income from long-term contracts is recognized by the percentage-of-completion method, based on the financial status of the contract. Probable losses upon completion of a given contract are provided for in full as soon as they become known.

The cost of work in process includes costs relating directly to the contracts and a percentage of overheads.

Since January 1, 2001, most long-term contracts have been managed by VAS, a company accounted for by the equity method.

j) Research and development expenditures

Internally-financed research and development expenditures are charged to income for the period.

k) Income taxes

Deferred taxes, corresponding to timing differences between the recognition of income and expenses for consolidated financial reporting and tax purposes, are accounted for by the liability method. Deferred tax assets are recognized in cases where they can reasonably be expected to be realized within a short time frame. Otherwise, a provision is set aside to reflect the timing difference.

Extraordinary credits corresponding to the future tax benefits arising from the utilization of tax loss carryforwards (including amounts available for carryforward without time limit) are recognized only where they can reasonably be expected to be realized within a short time frame.

l) Pensions and retirement obligations

Depending on local practices, the Group participates in pension, insurance and statutory retirement bonus plans. Benefits paid under these plans depend on such factors as seniority, compensation levels and payments into mandatory retirement programs. The

method used to value retirement benefits takes into account future compensation levels.

Two methods are used to fund the Group's liability for statutory retirement benefits:

- Accruals. The accrual is calculated for all eligible employees based on the future liability, taking into account future compensation levels, discounted at a standard rate each year for all Group companies using this funding method.

- External funding under an insured plan. In this specific case, provision is made to cover any deficit between the fair value of plan assets and the estimated future liability, based on future compensation levels as well.

The policy concerning the recognition of changes in accruals for statutory retirement bonuses is as follows:

- Changes resulting from the recurring discounting of the liability and changes in certain variables (length of service, number of eligible employees, etc.) are recognized in full in the statement of income when they arise.

- Changes resulting from periodic actuarial valuations (changes in the discount rate, future salary levels, staff turnover rates) are deferred and recognized over the remaining service of the employees concerned.

m) Accruals for post-retirement benefits

Estimated liabilities are recorded to cover the cost of providing healthcare benefits for retired employees. Detailed information is disclosed in note 13.

n) Perpetual bonds

The perpetual bonds issued in 1991 by Merlin Gerin were originally accounted for as subordinated loans repayable over 15 years. In 1996, the subordination clause was canceled. All other terms and conditions remain unchanged.

o) Statement of cash flows

The consolidated statement of cash flows has been prepared using the "indirect method", showing the reconciliation of net income to net cash provided by operations.

Net cash and cash equivalents represent cash net of bank overdrafts plus cash equivalents (primarily marketable securities).
Changes in short-term assets and liabilities cannot be determined directly by comparing the amounts shown in the balance sheet, since these items are stated before effects of foreign currency translation, which are shown separately for their total amount.

p) Monetary unit

The tables below are presented in millions of euros, unless otherwise indicated.

2. Changes in scope of consolidation

The consolidated financial statements of Schneider Electric SA and subsidiaries at December 31, 2001 include the financial statements of the companies listed in note 25. The scope of consolidation at December 31, 2001 can be summarized as follows:

Number of Companies	Dec. 31, 2001		Dec. 31, 2000	
	France	Abroad	France	Abroad
Parent company and fully consolidated subsidiaries	54	252	53	243
Proportionally consolidated companies	1	–	–	–
Companies accounted for by the equity method	2	4	1	3
Sub-total by region	57	256	54	246
Total	**313**		**300**	

The main changes in 2001 were as follows:

	Newly consolidated	Deconsolidated
France:	Schneider Toshiba Inverter Europe SAS (1)	Société Industrielle Financière et Immobilière de Rueil
	Schneider Toshiba Inverter SAS (1)	EGIC (3)
	Schneider Electrique Foncière SAS (1)	Jeumont-Schneider Transformateurs (3)
	E-Business @ Schneider Electric SAS (1)	Schneider Electric High Voltage (SEHV) (3)
	Berger Lahr Positec SARL (2)	
	Easy Plug SAS (1 subsidiary) (2)	
	Delta Dore Finance SA (2)	
Rest of Europe:	Prodax (Hungary) (2)	Nuova Magrini Meridionale (Italy)
	Berger Lahr GmbH & Co KG (Germany) (2)	Square D Company Italia Spa (Italy)
	Berger Lahr Positec GmbH & Co KG (Germany) (2)	Nuova Magrini Galileo (Italy) (3)
	Gerhard Berger GmbH & Co KG (Germany) (2)	Stem Trento Spa (Italy) (3)
	Positec Automation International GmbH (Germany) (2)	Coelme Spa (Italy) (3)
	Schneider Electric Motion GmbH (Germany) (2)	KL Industri AB (Sweden)
	Selectron Systems GmbH (Germany) (2)	Thorsman GmbH (Germany)
	Berger Lahr Positec GmbH (Austria) (2)	Wibe A/S (Denmark)
	Berger Lahr Positec Ltd (United Kingdom) (2)	Oy Thorsman & Co AB (Finland)
	Pamoco Srl (Italy) (2)	Oy Wibe AB (Finland)
	Berger Lahr Positec AG (Switzerland) (2)	Thorsman & Co (UK) Ltd (United Kingdom)
	Selectron Electronicservice AG (Switzerland) (2)	Eltra Baltic UAB (Lithuania)
	Selectron Services AG (Switzerland) (2)	Industrisitering A/S (Norway)
	Selectron Systems AG (Switzerland) (2)	Aktywa Sp.zo.o (Poland)
	VA Tech Schneider High Voltage -VAS (Austria) (2)	B.A.P.Z. Sp.zo.o (Poland)
		El. Grand Sp.zo.o (Poland)
		El-Handel Sp.zo.o (Poland)
		NEW.CO Poland (Poland)
		ZAO Ahlstrom Elektromaterialy (Russia)
		AB Stockholms Brandskyddskonsulenter (Sweden)
		Scanmast International AB (Sweden)
		Thorsman Industri AB (Sweden)
North America:	E-Business @ Schneider Electric (United States) (1)	
	Berger Lahr Motion Technology Inc. (United States) (2)	
	Powerbox Solutions LLC (W.A. Brown) (United States) (2)	
	Square D Holdings One, Inc. (United States)	
Rest of World:	Schneider Electric Algérie (Algeria)	MEEPCO (Saudi Arabia) (3)
	Schneider Electric Industries Iran (Iran)	Schneider Electric Alta Tensao (Brazil) (3)
	PDL Holdings Ltd (New Zealand) and subsidiaries (12 subsidiaries) (2)	Schneider Electric High Voltage SAE Egypt (Egypt) (3)
	Schneider Electric New Zealand Holdings Ltd	Schneider Electric High Voltage Thaïlande Ltd (Thailand) (3)
	Toshiba Schneider Inverter Corp. (Japan) (2)	

(1) New companies set up to acquire existing assets and business start-ups.
(2) Acquisitions.
(3) Transferred to VA Tech Schneider High Voltage GmbH (VAS).

3. Property, plant and equipment and intangible assets

Property, plant and equipment, including capital leases, and intangible assets can be analyzed as follows:

Intangible assets

	Dec. 31, 2000	Acquisitions/ Allocation	Disposals/ Recapture	Translation adjustment	Other (a)	Dec. 31, 2001
At cost	325.1	46.0	(8.2)	1.0	21.2	385.1
Depreciation and amortization	(133.1)	(50.1)	7.9	(1.5)	2.1	(174.7)
Net value	192.0	(4.1)	(0.3)	(0.5)	23.3 [(a)]	210.4

(a) Of which a net €3.0 million resulting from changes in scope of consolidation.

Property, plant and equipment

At cost	Dec. 31, 2000	Acquisitions	Disposals	Translation adjustment	Other	Dec. 31 2001
Land	162.3	3.7	(6.6)	2.0	(16.5)	144.9
Buildings	874.2	35.6	(42.6)	11.8	(34.8)	844.2
Plant and equipment	2,296.0	223.5	(84.0)	32.1	2.6	2,470.2
Other	679.1	140.8	(55.4)	10.0	(36.0)	738.5
Total	**4,011.6**	**403.6**	**(188.6)**	**55.9**	**(84.7)**	**4,197.8**
Of which leased assets	*123.9*	*21.5*	*(54.0)*	–	–	*91.4*
Depreciation and amortization	**Dec. 31, 2000**	**Allocation**	**Recapture**	**Translation adjustment**	**Other**	**Dec. 31 2001**
Land	(50.7)	(1.8)	2.5	(1.1)	19.8	(31.3)
Buildings	(396.6)	(35.4)	12.8	(2.4)	25.8	(395.8)
Plant and equipment	(1,495.5)	(205.1)	75.3	(15.6)	6.7	(1,634.2)
Other	(370.0)	(58.9)	51.3	(5.6)	(2.3)	(385.5)
Total	**(2,312.8)**	**(301.2)**	**141.9**	**(24.7)**	**50.0**	**(2,446.8)**
Of which leased assets	*(70.4)*	*(3.1)*	*11.6*	–	–	*(61.9)*
Net value	**1,698.8**	**102.4**	**(46.7)**	**31.2**	**(34.7)** [(a)]	**1,751.0**

(a) Of which €16.9 million resulting from changes in scope of consolidation.

4. Goodwill

	Amortization period	Gross	Amortization	Dec. 31, 2001 Net	Dec. 31, 2000 Net
Square D Company	40 years	2,271.1	(589.3)	1,681.8	1,587.9
Groupe Lexel	40 years	1,009.6	(78.0)	931.6	934.8
Telemecanique	40 years	802.0	(299.3)	502.7	522.7
Federal Pioneer Ltd	40 years	93.0	(28.5)	64.5	67.3
Merlin Gerin	30 years	160.7	(62.8)	97.9	103.3
Crouzet Automatismes	20 years	203.6	(11.9)	191.7	176.7
Mita Holding Ltd	20 years	59.5	(6.2)	53.3	54.9
Positec	20 years	171.7	(8.6)	163.1	–
Infra +	10 years	19.5	(2.8)	16.7	18.7
Schneider Automation	10 years	35.4	(21.2)	14.2	17.7
Va Tech Schneider High Voltage (VAS)	5 years	22.5	(4.5)	18.0	–
PDL	20 years	38.8	(1.0)	37.8	–
Other [(a)]	5 - 20 years	242.6	(175.2)	67.4	136.0
Total		**5,130.0**	**(1,289.3)**	**3,840.7**	**3,620.0**

(a) Approximately 25 companies.
The change in net values between December 31, 2000 and December 31, 2001 primarily reflects the €169.3 million standard amortization for the year, the €95 million positive effect of exchange rate fluctuations, and the impact of newly consolidated companies (Positec: €171.7 million, Prodax: €8 million, PDL: €38.8 million, VAS: €22.5 million, other US companies: €19 million and other European companies: €27.3 million).

5. Equity investments

The Group's share in the net assets of equity investments amounted to €124.4 million, while its share of the net loss for the year was €19.3 million, corresponding primarily to interests in two companies:

- 32.29% in MGE Finance and the acquisition holding companies that together comprise the MGE Finance subgroup. Because the MGE Finance subgroup has a September 30 year-end, Schneider Electric SA has consolidated its share of the loss for the period from October 1, 2000 to September 30, 2001, as allowed under French accounting standards.
- 40% in VA Tech Schneider H.V. GmbH (VAS), a company formed with VA Tech (TD) GmbH & Co KEG in high voltage.

The following table presents summarized balance sheet and statement of income data for VA Tech Schneider H.V. GmbH and the MGE Finance subgroup.

MGE Finance – Balance Sheet at September 30, 2001

Non-current assets - net *(of which goodwill: 587.8)*	666.2
Current assets and cash and equivalents	326.3
	992.5
Shareholders' equity including minority interests (of which net loss for the period : *(39.4)*)	328.8
Long-term debt (including provisions)	381.6
Current liabilities and deferred income (44.9)	282.1
	992.5

MGE Finance - Consolidated Statement of Income (Oct. 1, 2000 – Sept. 30, 2001)

Sales	782.9
Cost of sales	(526.7)
Selling, general and administrative expenses	(182.7)
Operating income	**73.5**
Financial income (expense) - net	(41.8)
Amortization of goodwill	(31.9)
Non-recurring items	(22.0)
Income taxes	(14.5)
Net loss of fully consolidated companies	(36.7)
Minority interests	(2.7)
Net loss attributable to MGE Finance	**(39.4)**

VA Tech Schneider H.V. GmbH (VAS) - Balance Sheet at December 31, 2001.
Provisional figures (1)

Non-current assets - net	140.9
Current assets and cash and equivalents	606.5
	747.4
Shareholders' equity including minority interests *(of which net loss for the period: (36.6))*	110.1
Long-term debt (including provisions)	121.3
Current liabilities	516.0
	747.4

VA Tech Schneider H.V. GmbH (VAS) - Consolidated Statement of Income (Jan. 01, 2001 – Dec. 31, 2001)
Provisional figures (1)

Sales	635.8
Operating income	1.6
Financial income (expense) - net	(8.2)
Amortization of goodwill	(5.0)
Non-recurring items	(21.2)
Income taxes	(3.8)
Net loss of fully consolidated companies	**(36.6)**
Restructuring costs restated in acquisition accounting (2)	19.4
Other restatements on consolidation	4.4
Net loss	**(12.8)**

(1) The VAS group has no legal obligation to establish and issue audited consolidated financial statements.
(2) Costs included in goodwill amortized over five years.

6. Investments at cost

	Cost	Reserves	Dec. 31, 2001 Net	Dec. 31, 2000 Net
I - Listed companies				
Legrand (note 1.g)	5,415.2	(1,400.0)	4,015.2	–
Finaxa	58.9	–	58.9	54.8
Clipsal / Goldpeak	53.3	–	53.3	52.5
Other listed investments	1.3	–	1.3	2.8
Total listed investments (1)	**5,528.7**	**(1,400.0)**	**4,128.7**	**110.1**
II - Unlisted companies (2)				
Comipar	16.4	(16.4)	–	–
SIAP	8.1	–	8.1	8.1
Paramer	5.9	–	5.9	5.9
Simak	4.4	–	4.4	4.4
Positec	–	–	–	181.7
Delta Dore	–	–	–	7.0
Inari Inc.	8.2	–	8.2	–
Control.com	5.7	(1.9)	3.8	–
Other unlisted investments (3)	34.9	(12.2)	22.7	25.5
Total unlisted investments	**83.6**	**(30.5)**	**53.1**	**232.6**
Total investments at cost	**5,612.3**	**(1,430.5)**	**4,181.8**	**342.7**

(1) Estimated market value of listed investments, other than Legrand, at Dec. 31 (€ million): 193.1 (2001); 297.8 (2000)
Estimated market value of Legrand shares (average trading price Dec. 2001): 4,152.6
(2) Mainly investments in Group subsidiaries that either do not meet the criteria for consolidation or that will be consolidated in 2002.
(3) Valued at less than €3.0 million each.

7. Other investments

	Cost	Reserves	Dec. 31, 2001 Net	Dec. 31, 2000 Net
Loans to non-consolidated companies	75.5	(2.9)	72.6	82.9
Other investments (1)	235.5	(3.0)	232.5	54.2
Total	**311.0**	**(5.9)**	**305.1**	**137.1**

(1) Including excess contributions to Square D pension plans, previously recorded under current assets (2001: €212.7 million; 2000: €185.6 million).

8. Inventories and work in process

	Dec. 31, 2001	Dec. 31, 2000
Raw materials	636.8	664.4
Work in process	272.9	367.9
Semi-finished and finished products	409.4	421.7
Goods	177.7	137.8
Inventories and work in process at cost	**1,496.8**	**1,591.8**
Reserves	(228.9)	(179.9)
Inventories and work in process - net	**1,267.9**	**1,411.9**

9. Other receivables and prepaid expenses

			Dec. 31, 2001	Dec. 31, 2000
	Cost	Reserves	Net	Net
Operating receivables, tax credits and non-operating receivables	624.2	(49.8)	574.4	653.3
Prepaid expenses (1)	116.4	(33.3)	83.1	247.6
Other	56.7	–	56.7	45.5
Total	**797.3**	**(83.1)**	**714.2**	**946.4**

(1) See note 7 concerning Square D pension plans.

10. Income taxes

Wherever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SA.

Analysis of the tax charge for the year	2001
Current taxes	
France	90.2
International	111.5
Use of tax loss carryforwards	–
Net	201.7
Deferred taxes	5.2
Total	**206.9**

The reconciliation of taxes payable and pre-tax income is as follows:

	2001
Net income attributable to Schneider Electric SA	**(986.4)**
Taxes payable	206.9
Minority interests	22.4
Less: net income of companies accounted for by the equity method	19.3
Pre-tax income	**(737.8)**
Income tax liability calculated at the statutory rate (36.43 %)	**(268.8)**
Reconciliation items:	
Reserve on Legrand investment	510.0
Amortization of goodwill	61.7
Other permanent differences	(39.5)
Tax credits	(2.6)
Difference between French and foreign tax rates	(64.7)
Income taxable at reduced rates	(1.9)
Tax losses arising in current year	5.8
Use of tax loss carryforwards	–
Other	6.9
Net taxes payable	**206.9**

The actual tax charge for 2001 does not take into account the provision on Legrand shares (note 1.g). The non-deductibility of goodwill amortization generated and will continue to generate an increase in the actual tax charge, which is currently partially offset by the benefits of a lower foreign tax rate than the statutory rate.

Deferred taxes break down as follows:

	2001
Tax loss carryforwards and tax credits	27.4
Accruals for pensions	87.7
Other reserves/accruals	75.1
Other deferred tax assets	50.5
Total deferred tax assets	**240.7**
Excess tax depreciation	50.5
Untaxed reserves/accruals	119.7
Other deferred tax liabilities	32.0
Total deferred tax liabilities	**202.2**

Deferred taxes are presented in the balance sheet at December 31, 2001 as follows:

Deferred tax assets	240.7
Accruals for deferred tax liabilities (included in taxes and benefits payable)	(202.2)
Net deferred tax assets	**38.5**

11. Cash and cash equivalents

Marketable securities consist primarily of highly liquid mutual funds. Short-term investments in bonds are stated including accrued interest. Marketable securities are stated at the lower of cost or market value. At December 31, 2001, marketable securities included the following:

	2001	2000
Mutual funds and equivalents	66.6	145.1
Other	67.6	73.7
Short-term investments at cost	**134.2**	**218.8**
Reserves	–	(5.4)
Short-term investments - net	**134.2**	**213.4**
Treasury shares (intended for stock option purchase plans)	**50.9**	**50.9**
Money market instruments and short-term deposits	18.6	20.6
Other cash and equivalents	375.8	368.6
Total cash and equivalents	**394.4**	**389.2**
Total	**579.5**	**653.5**

12. Shareholders' equity

Changes in capital stock

	Number of shares
At December 31, 2000	**155,787,643**
Shares issued in connection with:	
• Employee stock option plans	228,305
• Conversion of Square D convertible bonds	3,026
• Payment of Legrand shares	84,241,055
At December 31, 2001	**240,260,029**

Payment of Legrand SA shares

On January 15, 2001, Schneider Electric initiated a public exchange offer for all outstanding common and preferred shares of Legrand SA. At the end of January, *Conseil des Marchés Financiers* (CMF) declared that the offer was admissible. A number of Legrand SA minority preferred shares holders appealed this decision, which was overturned by the Paris Appeals Court. As a result, Schneider Electric decided on June 7, 2001 to amend certain terms of the offer.

For common shares, the proposal included:

1) A primary offer, with the parity unchanged at seven Schneider Electric SA shares for two Legrand SA shares.

2) A secondary offer, with a parity of 16 Schneider Electric shares for five Legrand SA shares. The Legrand family shareholders, who owned more than 40% of the company's issued capital, agreed to tender all their shares to the secondary offer.

For Legrand SA preferred shares, the offer proposed two Schneider Electric shares plus a cash payment of €55 for one Legrand SA preferred share.

The amended offer closed on July 25, 2001 and CMF announced the results on August 6, 2001. The number of Legrand SA shares held by Schneider Electric SA (including treasury shares) broke down as follows:

- Common shares:

primary offer: 12,501,534 Legrand SA shares

secondary offer: 8,559,190 Legrand SA shares

- Preferred shares: 6,548,139 shares.

This corresponded to 98.3% of outstanding common shares and 97.5% of outstanding preferred shares.

For Schneider Electric SA, the offer led to the creation of 84,241,055 new shares with a par value of €8, cum dividend January 1, 2001. As a result, shareholders' equity increased by €673,928,440 and additional paid-in capital increased by €4,353,577,722.40.

The cash payment for preferred shares amounted to €360,147,645, making for a total acquisition cost of €5,415.2 million, including related expenses.

13. Accruals for pensions

	Dec. 31, 2001	Dec. 31, 2000
Accruals for pensions	311.5	300.4
Accruals for post-retirement health care benefits	317.2	286.3
Total	**628.7**	**586.7**

Retirement bonuses and other statutory benefits are payable to employees on the concerned unit's payroll at the time of retirement. The net charge for the period was €18.7 million. This commitment is primarily covered by accruals.

Square D's commitments for post-retirement health care benefits are fully funded by way of accruals totaling €314,9 million at December 31, 2001 (€286.3 million at December 31, 2000). The impact of these commitments on operating income for the year was a charge of €36.0 million.

Analysis of commitments and coverage

	Dec. 31, 2001	Dec. 31, 2000
Future liability	**1,927.0**	**1,817.1**
Coverage		
Accruals for statutory retirement bonuses	311.5	300.4
Accruals for post-retirement health benefits	317.2	286.3
Hedging instruments held and managed by third parties	1,340.0	1,384.7
Total coverage	**1,968.7**	**1,971.4**

Actuarial assumptions

	Dec. 31, 2001[a]	Dec. 31, 2000
Discount rate	6.71%	5.17%[b]
Rate of compensation increases	2.0 - 5%	2.0 - 4.5%
Rate of return on fund assets	9.6%	Variable

(a) Average rate for the Group.

(b) The discount rate corresponds to the rate of return on the TEC 10 French government bond at November 30, 2000.

14. Reserves for contingencies

	Dec. 31, 2001	Allowances	Releases Used	Releases Unused	Reclassi-fications	Translation adjustment	Dec. 31, 2001
Economic risks	27.2	–	–	–	(8.2)	–	19.0
Financial risks	7.6	–	–	–	13.0	–	20.6
Customer risks	84.7	2.3	–	–	–	5.2	92.2
Technical risks	52.0	10.7	(4.2)	(7.2)	(7.3)	–	29.6
Other risks	46.5	0.6	–	(0.3)	(5.6)	–	41.2
Total	**218.0**	**13.6**	**(4.2)**	**(7.5)**	**(8.1)**	**5.2**	**202.6**

15. Long and short-term debt

Type of debt	Dec. 31, 2001	Dec. 31, 2000
Bonds	1,458.7	1,458.7
Perpetual bonds	179.7	207.2
Bank borrowings	151.2	421.2
Commercial paper	657.0	200.0
Obligations under capital leases *(note 17)*	14.5	40.8
Bank overdrafts and short-term bank loans	243.6	258.1
Total bank debt and equivalents	**2,704.7**	**2,586.0**
Accrued interest	33.5	36.7
Employee profit-sharing	9.7	8.9
Other	124.1	140.1
Total	**2,872.0**	**2,771.7**

Breakdown by maturity	Dec. 31, 2001	Dec. 31, 2000
2001	–	698,1
2002	1,095.7 [(a)]	78.6
2003	80.8	64.3
2004	1,045.9	1,134.5
2005	115.8	125.4
2006	34.8	670.8
2007 and beyond	499.0	
Total	**2,872.0**	**2,771.7**

(a)) Of which overdrafts (€155.2 million), short-term bank loans (€88.4 million) and commercial paper (€657 million).

Breakdown by currency	Dec. 31, 2001	Dec. 31, 2000
Euro	2,594.4	1,993.1
US dollar (1)	48.6	173.4
Canadian dollar (1)	–	0.5
British pound	10.9	118.0
Swedish krona (1)	79.0	163.4
Other	139.1	323.3
Total	**2,872.0**	**2,771.7**

(1) Mostly local borrowings.

The main consolidated borrowings, excluding overdrafts and short-term bank loans, are as follows:

	Outstanding Dec. 31, 2001	Rate	Maturity
a) Perpetual bonds			
Schneider Electric Industries SA (formerly Merlin Gerin) (1)	179.7	Pibor + 0.7% fixed swapped	March 2006
b) Bonds			
Square D 1992 convertible *(note 12)*	8.7	2% + 5% capitalized	January 2003
Schneider Electric SA 2004	1,000.0	3.75% fixed	April 2004
Schneider Electric SA 2007	450.0	6.125% fixed	October 2007
Total	**1,458.7**		
c) Other bank borrowings			
Syndicated loan (Lexel)	105.5	Variable swapped	September 2002
Bank loan (Schneider UK)	58.8	Variable swapped	December 2005
Syndicated loan (Lexel)	35.9	Fixed	December 2005
Industrial Revenue Bonds (Square D Company)	23.6	3.8% to 5,8%	Various 2020
Other loans (less than €20 million per loan)	15.8	Various	
Total	**239.6**		
d) Commercial paper (2)	**657.0**	Fixed	Refinanced overnight
e) Obligations under capital leases	**14.5**	Various	Over periods ranging from 15 to 20 years

The balance of borrowings, €15.8 million, is spread across more than 100 companies for amounts generally of less than €3 million per company.

(1) Perpetual bonds correspond to perpetual subordinated bonds issued in 1991 by Merlin Gerin, for which the subordination clause has been canceled. The bonds were issued for €457 million, generating net proceeds of €345 million. Most of the bonds issued were originally swapped for a fixed rate.
(2) Since January 1991, Schneider Electric SA has issued commercial paper on behalf of the entire Group. The majority of these issues are backed by confirmed lines of credit.

Ordinary bonds

On April 14, 1999, Schneider Electric SA issued €750 million worth of 3.75% bonds due April 14, 2004. On May 28, 1999, a further €250 million worth of bonds were issued at the same interest rate and with the same maturity. The second issue is treated as an extension of the first issue.

On October 19 and 20, 2000, Schneider Electric SA issued two tranches of 6.1275% bonds due October 19, 2007, worth respectively €400 million and €50 million.

All of these bonds are traded on the Paris and Luxembourg stock exchanges.

16. Financial instruments

Schneider Electric uses financial instruments to hedge its exposure to risks related to fluctuations in interest rates, currency rates and metal prices.

Interest rates

The Group chooses to issue fixed- or variable-rate debt instruments depending on its overall exposure and market conditions. To reduce financing costs, and depending on market conditions, the Group hedges its interest rate risk using swaps, caps and floors and other financial instruments.

Currency rates

Because of its international business base, Schneider Electric is exposed to currency risk, notably when subsidiaries carry out transactions in currencies other than their functional currency.

The subsidiaries must declare to the Corporate Treasury Center all liabilities and debts denominated in a currency other than their functional currency. The Corporate Treasury Center is responsible for hedging significant net currency flows with forward purchase and sale contracts.

Metal prices

In its manufacturing operations, the Group uses metals such as copper, silver, aluminum and nickel that are traded on the commodity markets.

Purchasing departments inform the Corporate Treasury Center of their metal purchasing needs twice a year. The Corporate Treasury Center uses forward purchase contracts, swaps and options to hedge the related risk of fluctuations in metal prices.

Counterparty risk

In its hedging operations, Schneider Electric selects counterparties on the basis of 1) their financial soundness, reflected in particular by their short and long-term ratings, and 2) the size of the commitments entered into with each counterparty. Ceilings are set by counterparty and regularly reviewed.

Financial instruments at December 31

	Dec. 31, 2001	Dec. 31, 2000
Long-term interest rate swaps	571.4	429.0
Caps/floors	64.5	68.0
Forward purchases and sales of foreign currencies	608.0	445.6
Currency options	0.4	–
Metal price hedges	124.7	48.0
Metal price options	298.4	418.0
Total	**1,667.4**	**1,408.6**

The main interest rate hedges are as follows:

- SEISA (formerly Merlin Gerin): swap concerning perpetual bonds (€377.8 million at December 31, 2001).
- Lexel: swaps and caps/floors to hedge interest rate risks on the debt taken on in 1998 to finance the acquisition of Thorsman (€135.7 million at December 31, 2001).

The breakdown by interest rate of medium and long-term debt, totaling €1,776 million at December 31, 2001, is as follows:

- Less than 7% €1,609m
- Between 7 and 11% €167m

Forward hedging positions by currency

Currency	Purchases	Sales
USD	255.4	573.7
AUD	4.0	50.3
NZD	2.3	50.4
DKK	2.5	58.7
CHF	–	15.6
SEK	34.1	12.8
GBP	–	73.7
SAR	–	10.2
JPY	3.8	12.6
HUF	–	11.2
HKD	–	28.0
NOK	–	4.0
CAD	24.9	2.8
Other	6.4	37.4
Total	**333.4**	**941.4**

Market value of financial instruments

	Book Value	Market Value
Non-consolidated investments	4,181.8	4,398.9
Cash and marketable securities	305.1	305.1
Other financial assets	579.5	579.5
Long and short-term debt (excl. perpetual bonds)	(2,692.3)	(2,656.0)
Perpetual bonds	(179.7)	(96.1)
Perpetual bond rate swaps	–	(100.6)
Other swaps, caps, floors	–	(3.2)
Forward purchases and sales of foreign currencies	(0.4)	(0.4)
Metal price hedges	(1.0)	(24.2)
Total	**2,193.0**	**2,403.0**

17. Other contingent liabilities

a) Commitments given

	Dec. 31, 2001	Dec. 31, 2000
Contract counterguarantees	225.7	398.6
Discounted notes (1)	85.1	8.1
Mortgages and collateral (2)	30.9	21.3
Guarantees	2.8	4.0
Other commitments given	188.6	218.3
Total	**533.1**	**650.3**

(1) Discounted notes. Some of the Group's subsidiaries sell their receivables to financial institutions, for the purpose of managing their cash and working capital. For the Group as a whole, the balance outstanding under these arrangements was €85.1 million at December 31, 2001 (2000: €8.1 million).

(2) Mortgages and collateral. Certain loans are secured by securities lodged as collateral.

b) Commitments received

	Dec. 31, 2001	Dec. 31, 2000
Guarantees	33.8	23.4
Total	**33.8**	**23.4**

18. Leases

Rentals payable under leases held on property and equipment are subject to periodic adjustments in accordance with contractual indexation and escalation clauses.

Lease payments due at December 31, 2001

Year	Lease
2002	4.3
2003	3.4
2004	3.2
2005	2.6
2006	1.7
2007 and beyond	2.8
Sub-total	**18.0**
Of which capitalized interest	(3.5)
Lease commitments	**14.5**

19. Financial income (expense)- net

	2001	2000
Interest income	26.5	36.3
Interest expense	(164.8)	(141.5)
Other financial income and expense - net	17.4	89.0
Total	**(120.9)**	**(16.2)**

Interest income and expense consist solely of income and expense relating to financial debts and receivables (including cash and short-term investments). Other financial income and expenses can be analyzed as follows:

	2001	2000
Exchange gains - net	14.4	73.9
Dividend income	41.6	5.9
Net gains (losses) on sales of marketable securities	(19.7)	14.5
Other	(18.9)	(5.3)
Total	**17.4**	**89.0**

20. Non-recurring items

	2001
Reserve on Legrand investment *(note 1.g and note 6)*	(1,400.0)
Restructuring costs	(59.6)
Reserves for impairment of value	(50.5)
SPIE (net effect of tax warranty)	(18.0)
Net effect of sale of the High Voltage business	(20.2)
Argentina (devaluation of the peso)	(9.1)
Other	(6.5)
Total	**(1,563.9)**

The Company recorded restructuring expenses of €59.6 million, primarily in the United States and Europe (France, UK, Italy and Germany).

21. Earnings per share

As indicated in note 12, the capital stock of Schneider Electric SA is subject to dilution.

Primary earnings per share are calculated in accordance with the method set forth in SFAS no. 128.

Fully diluted earnings per share are calculated by dividing net income, as adjusted for remuneration paid on quasi-equity, by the weighted average number of common shares (minus shares repurchased by the Company) and share equivalents (represented by convertible bonds, to the extent that their conversion is probable) outstanding during the year in question. The dilutive impact of stock options is determined by calculating the number of shares that could be purchased on the open market using the funds obtained from the exercise of the options.

Earnings per share

(in euros per share)	2001 Primary	2001 Diluted	2000 Primary	2000 Diluted
Income from continuing operations	5.42	5.37	8.58	8.48
Non-recurring items *(note 1.g et note 6)*	(8.51)	(8.44)	(0.79)	(0.78)
Income tax	(1.13)	(1.12)	(2.48)	(2.45)
Amortization of goodwill	(0.92)	(0.91)	(0.96)	(0.95)
Net income of fully consolidated companies	(5.14)	(5.10)	4.35	4.30
Net income attributable to Schneider Electric SA (including Legrand shares)	**(5.37)**	**(5.32)**	**4.18**	**4.13**
Net income attributable to Schneider Electric SA (excluding Legrand shares)	(6.63)	(6.57)	–	–
Excluding the impact of the reserve on Legrand investment:				
Net income attributable to Schneider Electric SA (including Legrand shares)	**2.25**	**2.23**	**4.18**	**4.13**
Net income attributable to Schneider Electric SA (excluding Legrand shares)	2.78	2.75	–	–

Calculation of adjusted earnings per share

(in millions of euros)	2001 Income from continuing operations	2001 Net income attributable to Schneider Electric SA	2000 Income from continuing operations	2000 Net income attributable to Schneider Electric SA
Unadjusted	995.4	(986.4)	1,281.9	625.0
Remuneration of quasi-equity, net of tax	–	–	0.7	0.4
Adjusted	**995.4**	**(986.4)**	**1,282.6**	**625.4**

Determination of the share base used in calculation

(in thousands of shares)	2001 Primary	2001 Diluted	2000 Primary	2000 Diluted
Common shares excluding Legrand (1)	148,686	148,686	149,354	149,354
Convertible bonds, stock options	–	1,537	–	1,883
Share base	148,686	150,223	149,354	151,237
Common stock including Legrand (1)	183,786	183,786	–	–
Convertible bonds, stock options	–	1,537	–	–
Share base	**183,786**	**185,323**	**–**	**–**

(1) Not including treasury stock.

22. Geographic and business segment information

a) Breakdown by region

Sales (in %)	2001	2000
France	15	16
Rest of Europe	35	33
North America	31	33
Rest of World	19	18
Total	**100**	**100**

Operating margin (in %)	2001	2000
France	14.3	14.5
Rest of Europe	12.0	13.1
North America	8.0	14.0
Rest of World	13.5	11.9
Average operating margin	**11.4**	**13.4**

Operating margin equals operating income divided by sales (average: €1,116.3 million divided by €9,828.2 million = 11.4%).

b) Breakdown by business

Sales (in %)	2001	2000
Electrical distribution	70	71
Industrial control and automation	30	29
Total	**100**	**100**

Operating margin	2001	2000
Electrical distribution	12.5	13.2
Industrial control and automation	8.7	13.8
Average operating margin	**11.4**	**13.4**

23. Related party transactions

Significant transactions between Schneider Electric SA and its subsidiaries are as follows:

I
- Provision of services — € 0.6m
- Dividends received from consolidated subsidiaries — € 524.3m
- Net interest received on loans and advances to consolidated subsidiaries — € 140.8m

II
- Loan to Boissière Finance, repayable on demand — € 1,732.4m

24. Employees

Weighted average number of Group employees	2001	2000
Production	33,885	34,332
Administration	37,997	37,812
Total	**71,882**	**72,144**
France	21,549	23,152
Outside France	50,333	48,992

25. List of consolidated companies

	Percent interest Dec. 31, 2001	Percent interest Dec. 31, 2000
France		
Fully consolidated		
Ateliers de Constructions Electriques de Grenoble - ACEG	100.00	100.00
Auxibati SCI	100.00	100.00
BCV Technologies	100.00	100.00
Boissière Finance	100.00	100.00
Citef SAS	100.00	100.00
Crouzet Automatismes (sub-group - 10 subsidiaries)	100.00	100.00
Distrelec	100.00	100.00
E-Business @ Schneider Electric SAS	100.00	–
Electro Porcelaine	100.00	100.00
Elkron France	100.00	100.00
Entreprise Générale d'Installation et de Construction - EGIC	–	100.00
Établissements Bardin	100.00	100.00
Euromatel	100.00	100.00
France Transfo	100.00	100.00
Infra +	38.08	38.50
Jeumont-Schneider Transformateurs	–	100.00
Le Moule Métallique	100.00	100.00
Mafelec	100.00	100.00
Materlignes	100.00	100.00
Merlin Gerin Alès	100.00	100.00
Merlin Gerin Alpes	100.00	100.00
Merlin Gerin Loire	100.00	100.00
Muller & Cie	100.00	100.00
Normabarre	100.00	100.00
Num SA	100.00	100.00
Berger Lahr Positec SARL	100.00	–
Prodipact	100.00	100.00
Rectiphase	100.00	100.00
SAE-Gardy	100.00	100.00
Sarel Appareillage Electrique	99.00	99.00
Schneider Automation SA	100.00	100.00
Schneider Electric High Voltage SA - SEHV	–	100.00
Schneider Electric Industries SA	100.00	100.00
Schneider Electric SA (parent company)	100.00	100.00
Schneider Électrique Foncière SAS	100.00	–
Schneider Toshiba Inverter Europe SAS	60.00	–
Schneider Toshiba Inverter SAS	60.00	–

	Percent interest Dec. 31, 2001	Percent interest Dec. 31, 2000
SCI du Pré Blanc	100.00	100.00
SIMELECTRO	100.00	100.00
Société Alpine de Préfabrication Électro-Mécanique - SAPEM	100.00	100.00
Société d'Application Électro-Mécanique - SAEM	100.00	100.00
Société Dauphinoise Électrique - SDE	100.00	100.00
Société Électrique d'Aubenas - SEA	100.00	100.00
Société Française Gardy SA	100.00	100.00
Sorhodel	100.00	100.00
Sovalmo	100.00	100.00
SPEI	100.00	100.00
Spie-Capag	100.00	100.00
Spring SA	100.00	100.00
Sté Française de Constructions Mécaniques et Électriques - SFCME	100.00	100.00
Sté Industrielle Financière et Immobilière de Rueil - SIFIR	–	100.00
Sté Rhodanienne d'Études et de Participations - SREP	100.00	100.00
Systèmes Equipements Tableaux Basse Tension - SETBT	100.00	100.00
Transfo Services	100.00	100.00
Usibati SCI	100.00	100.00
Proportionally consolidated		
Easy Plug SAS	50.00	–
Accounted for by the equity method		
MGE Finances SAS	32.29	32.31
Delta Dore Finance SA	20.00	–
Rest of Europe		
Fully consolidated		
Berger Lahr GmbH & Co KG (Germany)	100.00	–
Berger Lahr Positec GmbH & Co KG (Germany)	100.00	–
Bub GmbH (Germany)	100.00	100.00
Gerhard Berger GmbH & Co KG (Germany)	100.00	–
May Steffens (Germany)	100.00	100.00
Num Guttinger GmbH (Germany)	100.00	100.00
Positec Automation International GmbH (Germany)	100.00	–
Sarel GmbH (Germany)	99.00	99.00
Schneider Automation GmbH (Germany)	100.00	100.00
Schneider Electric GmbH (Germany)	100.00	100.00
Schneider Electric Motion GmbH (Germany)	100.00	–
Schneider Factoring GmbH (Germany)	100.00	100.00
Selectron Systems GmbH (Germany)	100.00	–
Berger Lahr Positec GmbH (Austria)	51.00	–

	Percent interest Dec. 31, 2001	Percent interest Dec. 31, 2000
Schneider Electric Austria GmbH (Austria)	100.00	100.00
Cofibel (Belgium)	100.00	100.00
COFIMINES (Belgium)	100.00	100.00
Schneider Electric NV/SA (Belgium)	100.00	100.00
Schneider Electric Bulgaria (Bulgaria)	100.00	100.00
Schneider Electric Ltd (Croatia)	100.00	100.00
Schneider Electric AS Denmark (Denmark)	100.00	100.00
EFI Electronics Europe SL (Spain)	100.00	100.00
Himel SA (Spain)	100.00	100.00
Mesa SA (Spain)	100.00	100.00
Schneider Electric España (Spain)	100.00	100.00
Telenum (Spain)	100.00	100.00
Schneider Electric Oy (Finland)	100.00	100.00
Ajax Electrical Ltd (United Kingdom)	51.00	51.00
Berger Lahr Positec Ltd (United Kingdom)	100.00	–
Capacitors Ltd (United Kingdom)	100.00	100.00
Num UK (United Kingdom)	100.00	100.00
Sarel Ltd (United Kingdom)	100.00	100.00
Schneider Electric (UK) Ltd (United Kingdom)	100.00	100.00
Schneider Ltd (United Kingdom)	100.00	100.00
Westinghouse Systems (United Kingdom)	100.00	100.00
Yorshire Switchgear Group Ltd (United Kingdom)	100.00	100.00
Schneider Electric AE (Greece)	100.00	100.00
Merlin Gerin Zala (Hungary)	100.00	100.00
Prodax (Hungary)	100.00	–
Schneider Electric Hungeria Villamassagi RT (Hungary)	100.00	100.00
Schneider Electric Ireland Ltd (Ireland)	100.00	100.00
Schneider Electric Manufacturing Celbridge (Ireland)	100.00	100.00
Square D Company Ireland Ltd (Ireland)	100.00	100.00
Coelme SPA (Italy)	–	100.00
Num SPA (Italy)	100.00	100.00
Nuova Magrini Galileo SPA (Italy)	–	100.00
Nuova Magrini Meridionale SPA (Italy)	–	100.00
Pamoco Srl (Italy)	100.00	–
SAIP SRL (Italy)	100.00	100.00
Schneider Italie SPA (Italy)	100.00	100.00
Schyller SRL (Italy)	100.00	100.00
Square D Company Italia SPA (Italy)	–	100.00
Stem Trento SPA (Italy)	–	100.00
Schneider Electric Industies Italia Spa (formerly Vanossi Sud SpA) (Italy)	100.00	100.00

	Percent interest Dec. 31, 2001	Percent interest Dec. 31, 2000
Schneider Electric Norge A/S (Norway)	100.00	100.00
Schneider Electric BV (Netherlands)	100.00	100.00
Schneider Logistics BV (Netherlands)	100.00	100.00
Schneider Electric Bukowno (Poland)	100.00	100.00
Schneider Electric Polska SP (Poland)	100.00	100.00
Schneider Electric Portugal LDA (Portugal)	100.00	100.00
Schneider Electric Romania SRL (Romania)	100.00	100.00
ZAO Schneider Electric (Russia)	100.00	100.00
Schneider Electric Ltd (Slovenia)	100.00	100.00
Schneider Electric Slovakia Spol SRO (Slovakia)	100.00	100.00
Delta Elektriska AB (Sweden)	100.00	100.00
KL Industri AB (Sweden)	–	100.00
Num Norden (Sweden)	100.00	100.00
Schneider Electric AB (Sweden)	100.00	100.00
Berger Lahr Positec AG (Switzerland)	100.00	–
Feller AG (Switzerland)	83.70	83.70
Num Guttinger AG (Switzerland)	100.00	100.00
Schneider Electric Finances (formerly GMGH SA) (Switzerland)	100.00	100.00
Schneider Electric Switzerland AG (Switzerland)	100.00	100.00
Selectron Electronicservice AG (Switzerland)	100.00	–
Selectron Services AG (Switzerland)	100.00	–
Selectron Systems AG (Switzerland)	100.00	–
Schneider Electric AS (Czech Republic)	98.27	98.27
Schneider Electric SRO (Czech Republic)	100.00	100.00
Schneider Electric Ukraine (Ukraine)	100.00	100.00
Accounted for by the equity method		
VA Tech Schneider High Voltage GmbH (Austria)	40.00	–
North America		
Fully consolidated		
Schneider Canada Inc. (Canada)	100.00	100.00
SHL (Canada)	100.00	100.00
Industricas Electronias Pacifico SA de CV (Mexico)	100.00	100.00
Schneider Electric Mexico SA de CV (Mexico)	100.00	100.00
Square D Company Mexico SA de CV (Mexico)	100.00	100.00
Berger Lahr Motion Technology Inc. (United States)	100.00	–
Cofimines Overseas Corporation (United States)	100.00	100.00
E-Business @ Schneider Electric Inc (United States)	100.00	–
EFI Electronics Inc (United States)	100.00	100.00
Num Corporation (United States)	100.00	100.00

	Percent interest Dec. 31, 2001	Percent interest Dec. 31, 2000
Palatine Hills Leasing Inc (United States)	80.00	80.00
Power Distribution Services Inc (United States)	100.00	100.00
Powerbox Solutions LLC (W.A. Brown) (United States)	100.00	–
Quantronix Inc (United States)	100.00	100.00
Schneider Automation Inc. (United States)	100.00	100.00
Schneider Electric Holdings Inc. (United States)	100.00	100.00
SNA Holdings Inc. (United States)	100.00	100.00
Square D Company (United States)	100.00	100.00
Square D Holdings One. Inc. (United States)	100.00	-
Square D Investment Company (United States)	100.00	100.00
Veris Industries LLC (United States)	100.00	100.00
Rest of World		
Fully consolidated		
Merlin Gerin South Africa (Pty) Ltd (Conlog) (South Africa)	100.00	100.00
Schneider Automation Pty Ltd (South Africa)	100.00	100.00
Schneider Electric South Africa Pty Ltd (South Africa)	100.00	100.00
Schneider Electric Algérie SARL (Algeria)	100.00	–
EPS Ltd (Saudi Arabia)	49.00	49.00
Meepco (Saudi Arabia)	–	49.00
Plasnavi SA (Argentina)	100.00	100.00
Schneider Electric Argentina (Argentina)	100.00	100.00
Nu-Lec Industries Pty Ltd (Australia)	100.00	100.00
Schneider Electric Australia Pty Ltd (Australia)	100.00	100.00
Palatine Ridge Insurance Company Ltd (Bermuda)	100.00	100.00
Primelectrica (Brazil)	100.00	100.00
Schneider Electric Alta Tensao LTDA (Brazil)	–	100.00
Schneider Electric Brasil LTDA (Brazil)	100.00	100.00
Schneider Electric Chile SA (Chile)	99.96	99.00
Schneider Beijing Low Voltage (China)	95.00	95.00
Schneider Beijing Medium Voltage (China)	95.00	95.00
Schneider Electric China Invest Co Ltd (China)	100.00	100.00
Schneider Electric Low Voltage (Tianjin) Cy Ltd (China)	75.00	75.00
Schneider Electric Supply Beijing Co Ltd (China)	100.00	100.00
Schneider Shanghai Industrial Control (China)	80.00	80.00
Schneider Shanghai Low Voltage Term. Apparatus (China)	60.00	60.00
Schneider Shanghai Power Distribution Electric App. (China)	80.00	80.00
Schneider Shanghai Supply Components Ltd (China)	100.00	100.00
Schneider Swire Guangzhou Electrical Equipment Ltd (China)	48.94	48.94
Tianjin Merlin Gerin Co Ltd (China)	60.00	60.00
Schneider de Colombia SA (Colombia)	79.98	79.98

	Percent interest Dec. 31, 2001	Percent interest Dec. 31, 2000
SEP Le Guavio (Colombia)	100.00	100.00
Schneider Electric Korea Ltd (South Korea)	100.00	100.00
Schneider Centroamerica SA (formerly Square D Centroamerica SA) (Costa Rica)	100.00	100.00
Schneider Electric Egypt SA (Egypt)	81.00	81.00
Schneider Electric High Voltage SAE (Egypt)	–	100.00
Schneider Electric FZE (United Arab Emirates)	100.00	100.00
Schneider Electric Hong Kong Ltd (Hong Kong)	100.00	100.00
Schneider Swire Ltd (Hong Kong)	51.00	51.00
Square D Foreign Sales Corporation (Virgin Islands)	100.00	100.00
Schneider Electric India Private Ltd (India)	100.00	100.00
PT Schneider Electric Indonesia (Indonesia)	100.00	100.00
Schneider Electric Manufacturing Batam (Indonesia)	80.00	80.00
Schneider Electric Industries Iran (Iran)	67.00	–
Telemecanique Iran (Iran)	100.00	100.00
Schneider Electric Japan Ltd (Japan)	100.00	100.00
Toshiba Schneider Electric Ltd (Japan)	60.00	60.00
Toshiba Schneider Inverter Corp. (Japan)	29.40	–
Schneider Electric Maroc (Morocco)	100.00	100.00
PDL Holdings Ltd (New Zealand) (sub-group - 12 subsidiaries)	100.00	–
Schneider Electric (NZ) Ltd (New Zealand)	100.00	100.00
Schneider Electric New Zealand Holdings Ltd (New Zealand)	100.00	
Schneider Electric Peru SA (Peru)	100.00	60.00
Schneider Electric Philippines Inc (Philippines)	100.00	100.00
Schneider Electric Export Services (Singapore)	100.00	100.00
Schneider Electric Industrial Development Singapore Pte Ltd (Singapore)	100.00	100.00
Schneider Electric Logistic Asia Pte Ltd (Singapore)	100.00	100.00
Schneider Electric Overseas Asia Pte Ltd (Singapore)	100.00	100.00
Schneider Electric Singapore Pte Ltd (Singapore)	100.00	100.00
Schneider Electric South East Asia (HQ) Pte Ltd (Singapore)	100.00	100.00
Schneider Electric Taiwan Co Ltd (Taiwan)	100.00	100.00
Schneider Electric High Voltage Thailand Ltd (Thailand)	–	100.00
Schneider Electric Thailand Co Ltd (Thailand)	100.00	100.00
Schneider Thailand Ltd (Thailand)	100.00	100.00
Square D Company Thailand Ltd (Thailand)	100.00	100.00
Schneider Elektrik AS (Turkey)	100.00	100.00
Schneider Electric Venezuela SA (formerly Schneider MG SD TE SA) (Venezuela)	91.88	91.58
Schneider Electric Vietnam Ltd (Vietnam)	100.00	100.00

	Percent interest Dec. 31, 2001	Percent interest Dec. 31, 2000
Accounted for by the equity method		
EFI Asia Pacific PTE Ltd (joint venture) (Singapore)	50.00	50.00
Schneider Electric Malaysia Sdn Bhd (Malaysia)	30.00	30.00
Schneider Scott & English Electric Sdn Bhd (Malaysia)	14.70	14.70
Lexel A/S Group		
ELSO GmbH Elektrotechnik (Germany)	100.00	100.00
Thorsman GmbH (ex LK Elektrotechnik GmbH) (Germany)	100.00	100.00
Thorsman GmbH (Germany)	–	100.00
Dalcotech A/S (Denmark)	100.00	100.00
Elmat ApS (Denmark)	100.00	100.00
JO JO A/S (Denmark)	100.00	100.00
JO-EL A/S (Denmark)	100.00	100.00
Lexel A/S (Denmark)	100.00	100.00
Lexel Electric A/S (formerly Thorsman & Co A/S) (Denmark)	100.00	100.00
Lexel Holding A/S (Denmark)	100.00	100.00
Lexinvest A/S (Denmark)	100.00	100.00
LK A/S (Denmark)	100.00	100.00
LK Engineering A/S (Denmark)	100.00	100.00
Polam Holding Danmark A/S (Denmark)	100.00	100.00
Wibe A/S (Denmark)	–	merger
A/S Lexel Electric (Estonia)	100.00	100.00
Elari Oy (Finland)	100.00	100.00
Elko Suomi Oy (Finland)	100.00	100.00
I-Valo (Finland)	100.00	100.00
JO-EL Finland Oy (Finland)	100.00	100.00
Oy Esmi AB (Finland)	100.00	100.00
Oy Lexel Electric AB (formerly Ahlström Sähkotarvikeet Oy) (Finland)	100.00	100.00
Oy Lexel Finland AB (Finland)	100.00	100.00
Oy Thorsman & Co AB (Finland)	–	Merger
Oy Wibe AB (Finland)	–	100.00
Alombard Finance SA (France)	99.99	99.99
Ets Alombard SA (France)	99.88	99.88
Scanelec SA (France)	99.99	99.99
Grawater Ltd (United Kingdom)	100.00	100.00
Grawater of Wakefield Ltd (United Kingdom)	100.00	100.00
JO JO (UK) Ltd (United Kingdom)	100.00	100.00
JO JO Products Ltd (United Kingdom)	100.00	100.00
Lexel Holdings Ltd (United Kingdom)	100.00	100.00
MITA (UK) Ltd (United Kingdom)	100.00	100.00
MITA Holdings Ltd (United Kingdom)	100.00	100.00

	Percent interest Dec. 31, 2001	Percent interest Dec. 31, 2000
Thorsman & Co (UK) Ltd (United Kingdom)	–	Liquidation
Thorsman Ltd (formerly Foxford Eurofast Ltd) (United Kingdom)	100.00	100.00
Walker Mainstay Ltd (United Kingdom)	100.00	100.00
LK India Private Ltd (India)	80.67	77.01
Thorsman Ireland Ltd (Ireland)	100.00	100.00
Thorsman Sales Ireland Ltd (Ireland)	100.00	100.00
Ahlstrom – Remir Elektra SIA (Latvia)	100.00	100.00
Lexel Elektropreces SIA (Latvia)	100.00	100.00
Eltra Baltic UAB (Lithuania)	–	100.00
UAB Lexel Electric (Lithuania)	100.00	100.00
Elektrokontakt A/S (Norway)	100.00	100.00
Elko Holding AS (Norway)	100.00	100.00
ESMI AS (Norway)	100.00	100.00
Industrisitering A/S (Norway)	–	100.00
Lexel Electric A/S (formerly Thorsman & Co A/S) (Norway)	100.00	100.00
Lexel Holding Norway AS (Norway)	100.00	100.00
Norwesco AS (Norway)	100.00	100.00
Telesafe AS (formerly Telesafe Produkter AS) (Norway)	100.00	100.00
Wibe Stiger A/S (formerly Wibe A/S) (Norway)	100.00	100.00
Polam Holding BV (Netherlands)	100.00	100.00
Polinsta Holding B.V. (Netherlands)	100.00	100.00
Sandas Montage BV (Netherlands)	100.00	100.00
Stago BV (Netherlands)	100.00	100.00
Stago Production BV (Netherlands)	100.00	100.00
Stago Thorsman BV (Netherlands)	100.00	100.00
Aktywa Sp.zo.o (Poland)	–	100.00
B.A.P.Z. Sp.zo.o (Poland)	–	100.00
El. Grand Sp.zo.o (Poland)	–	100.00
ELDA Szczecinek SA (Poland)	99.99	99.99
El-Handel Sp.zo.o (Poland)	–	100.00
Eltra S.A. (Poland)	91.33	82.67
NEW.CO Poland (Poland)	–	100.00
Wibe Polska S.z.p.o.o (formerly Thorsman Polska S.z.p.o.o) (Poland)	100.00	100.00
Eltra Kaliningrad Sp.zo.o (Russia)	Liquidation	100.00
OOO Ahlstrom Elektromaterialy (MOW) (Russia)	100.00	100.00
ZAO Ahlstrom Elektromaterialy (Russia)	–	100.00
ZAO Lexel Elektromaterialy (SPB) (Russia)	100.00	100.00
AB Elektrokontakt EKT (Sweden)	100.00	100.00
AB Stockholms Brandskyddskonsulenter (Sweden)	–	100.00
AB Wibe (Sweden)	100.00	100.00

	Percent interest Dec. 31, 2001	Percent interest Dec. 31, 2000
EFAB Electric AB (Sweden)	100.00	100.00
ELJO AB (Sweden)	100.00	100.00
ESMI AB (Sweden)	100.00	100.00
ESMI Multi Signal AB (formerly Multi Signal AB) (Sweden)	100.00	100.00
Exportvärden AB (Sweden)	100.00	100.00
Hebo-Verken AB (Sweden)	100.00	100.00
J.O. Sverige AB (Sweden)	100.00	100.00
JO JO AB (Sweden)	100.00	100.00
Lexel AB (formerly Elmerks AB) (Sweden)	100.00	100.00
Lexel Electric AB (formerly Thorsman Marknad Sverige AB) (Sweden)	100.00	100.00
Multi Signal Service AB (Sweden)	100.00	100.00
Scanmast International AB (Sweden)	–	100.00
Thorsman & Co AB (Sweden)	100.00	100.00
Thorsman Industri AB (Sweden)	–	100.00
Thorsman Växjö AB (Sweden)	100.00	100.00
Wibe Holding AB (Sweden)	100.00	100.00
Wibe Stegar AB (Sweden)	100.00	100.00
Wibe Stegar Holding AB (Sweden)	100.00	100.00
Lexel Amperie (Czech Republic)	51.00	51.00
Metesan Lexel Elektrik Malzemeleri Sanayi Ve Ticaret AS (Turkey)	100.00	100.00

Summary Financial Statements **of Schneider Electric SA**

Only the consolidated financial statements provide a full picture of the Company's activities and results and express its financial and economic reality. The financial statements of the Schneider Electric SA parent company present only a very partial image of this same reality.

The net income submitted for approval at the Annual Shareholders' Meeting is the net income reported by the parent company. Based on this figure, plus any retained earnings and other reserves carried over from the previous year, shareholders then approve the dividend to be paid for the year.

Balance Sheet at December 31, 2001

Assets

(in millions of euros)	2001	2000	1999
Non-current assets	7,397	3,370	3,125
Other assets	1,951	1,739	1,888
Total Assets	**9,348**	**5,109**	**5,013**

Liabilities and Shareholders' Equity

(in millions of euros)	2001	2000	1999
Shareholders' equity	7,082	3,157	3,332
Provisions	28	44	49
Debts	2,142	1,779	1,539
Other liabilities	96	129	93
Total Liabilities and Shareholders' Equity	**9,348**	**5,109**	**5,013**

Statement of Income at December 31, 2001

(in millions of euros)	2001	2000	1999
Net revenue from investments	558	318	251
Interest income – net	44	49	12
Operating expenses	(12)	(9)	(14)
Non-recurring items and income tax	(1,401)	(1)	68
Net income for the year	**(811)**	**357**	**317**

Subsidiaries and Affiliates

(in thousands of euros)

Companies	Capital	Reserves and retained earnings before appropriation of income for the year*	% interest
I. Subsidiaries and affiliates whose book value exceeds 1% of Schneider Electric SA's capital			
A. Subsidiaries (at least 50% owned)			
Schneider Electric Industries SA 89, boulevard Franklin-Roosevelt 92500 Rueil-Malmaison, France	441,314.3	1,459,827.8	100.00
Cofibel 18-20, avenue Winston-Churchill 1180 Brussels, Belgium	55,362.2	78,251.3	99.56
Cofimines 18-20, avenue Winston-Churchill 1180 Brussels, Belgium	41,522.2	28,153.8	99.77
Legrand SA 128, avenue du Maréchal de Lattre-de-Tassigny 87000 Limoges, France	56,000.0	549,000.0	98.10
B. Affiliates (10 to 50% owned)			
Infra + 3, rue des Marronniers 94240 L'Haÿ-les-Roses, France	2,038.2	10,909.8	38.08
II. Other subsidiaries and affiliates			
A. Other subsidiaries:			
a) French subsidiaries (aggregate)			
b) International subsidaires (aggregate)			
B. Other affiliates:			
a) French subsidiaries (aggregate)			
b) International subsidaires (aggregate)			

* *Included prior-year income or loss.*

Book value of shares		Loans and advances	Guarantees	Net sales of the year	Income or loss for the year	Dividends received by the Company for the year	Observations
Cost	Net						
1,531,980.5	1,531,980.5	–	–	3,185,002.5	485,240.0	504,584.3	see note on investments
136,796.8	136,796.8	–	–	Holding company	5,409.1	18,954.1	
82,580.0	82,580.0	–	–	Holding company	1,179.7	–	
5,415,231.4	4,015,231.4	–	–	547,000.0	33,000.0	29,619.3	
23,632.7	23,632.7			27,195.4	2,643.2	508.8	
21,138.9	21,126.8		–			225.0	
–	–	–	–			–	
1,381.1	1,381.1		–			–	
877.8	498.1	–	–			–	

Five-year
Financial Summary

	1997	1998	1999	2000	2001
Capital and potential capital at december 31					
Capital stock (in thousands of euros)	1,159,893.8	1,169,414.4	1,230,443.3	1,246,301.1	1,922,080.2
Shares in issue	152,168,097	153,417,118	161,423,578	155,787,643	240,260,029
Convertible bonds in issue (in thousands)	1,566	1,315	1	–	–
Maximum number of shares to be created (in thousands):					
- through conversion of bonds	8,682	7,668	343	191	–
- through exercise of rights	4,767	4,281	3,512	3,261	4,587
Results of operations (in thousands of euros)					
Sales net of VAT	11,946.4	3,946.1	3,865.3	2,728.5	1,368.1
Investment revenue, interest income and other revenue	246,491.9	264,164.6	312,575.4	443,613.6	740,644.2
Income before tax, depreciation, amortization and provisions	184,350.8	106,320.8	255,739.0	301,958.6	521,908.4
Income tax (IFA)	–	15.2	3.8	–	–
Net income	120,035.0	187,043.9	316,704.3	356,657.1	(811,224.0)
Dividends paid	150,025.8	168,429.7	270,272.7 (a)	249,260.2	312,338.0
Par share data (in euros)					
Net income before depreciation, amortization and provisions	1.66	0.94	1.40	1.94	2.29
Earnings per share	0.79	1.22	1.96	2.29	(3.38)
Dividend per share, net of tax credit	0.99	1.15	1.34	1.60	1.30
Employees					
Average number of employees during the year	12	9	8	6	5
Total payroll for the year (in thousands of euros)	3,578.6	3,128.6	3,198.2	3,975.9	4,468.9
Total employee benefits paid over the year (payroll taxes, others benefits) (in thousand of euros)	1,291.5	1,699.3	1,736.8	901.7	914.1

(a) Dividends paid to shares held in treasury on the dividend payment date and the associated withholding tax are credited to retained earnings.

Auditor's Report **on the Consolidated Financial Statements**

Year ended December 31, 2001

To the Shareholders of Schneider Electric SA,

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we have examined the consolidated financial statements of Schneider Electric SA and its subsidiaries established in euros for the year ended December 31, 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with French generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated results of operations for the year ended December 31, 2001 and the consolidated assets and liabilities and financial position of Schneider Electric SA and its subsidiaries at that date.

We are satisfied that the information given in the report of the Board of Directors concerning the Group is fairly stated and agrees with the consolidated financial statements.

Neuilly-sur Seine and Paris-La Défense, March 7, 2002

The Statutory Auditors

Barbier Frinault & Autres
Andersen
Aldo Cardoso Pierre Jouanne

Befec – Price Waterhouse
Member of PricewaterhouseCoopers
Pascale Chastaing-Doblin Daniel Chauveau

Auditor's Report
on the Financial Statements

Year ended December 31, 2001

To the Shareholders of Schneider Electric SA,

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we hereby submit our report for the year ended December 31, 2001, on:

- Our examination of the financial statements of Schneider Electric SA, presented in euros, as attached to this report.

- The specific procedures and information required by law.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with French generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and financial position of the Company at December 31, 2001 and the results of operations for the year then ended in accordance with French generally accepted accounting principles.

2. Specific procedures and information

We have also performed the specific procedures required by law, in accordance with professional standards applied in France.

We have no comments to make on the fairness of the information given in the report of the Board of Directors and the documents sent to shareholders on the financial position and financial statements or its consistency with those financial statements.

As required by law, we have also verified that details of controlling and other interests acquired during the year and the identity of shareholders (or holders of voting rights) are disclosed in the report of the Board of Directors.

Neuilly-sur-Seine and Paris, March 7, 2002

The Statutory Auditors

Barbier Frinault & Autres
Andersen
Aldo Cardoso   Pierre Jouanne

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Pascale Chastaing-Doblin   Daniel Chauveau

Person Responsible for the Reference Document
Persons Responsible for the Audit of the Accounts

Statement by the person responsible for the reference document

To the best of our knowledge, the information contained in this reference document is correct and includes all information required by investors to make an informed judgement on the assets and liabilities, business, financial position, results and outlook of Schneider Electric SA. No information has been omitted that would be likely to affect an investor's judgement.

Rueil-Malmaison, April 10, 2002
Henri Lachmann
Chairman and Chief Executive Officer

Opinion of the auditors on the reference document

In our capacity as statutory auditors of Schneider Electric SA and as required by Commission des Opérations de Bourse regulation COB 98-01, we have examined in accordance with French professional standards the information about the financial position and the historical accounts included in this reference document.

This reference document is the responsibility of the Chairman of the Board of Directors. Our responsibility is to express an opinion on the fairness of the information about the financial position and the accounts contained in this reference document.

Our procedures, which were performed in accordance with French professional standards, consisted of assessing the fairness of the information about the financial position and the accounts and verifying that this information agrees with the audited financial statements, reading the other information contained in the reference document in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any manifestly incorrect information that came to our attention, based on our overall knowledge of the Company, as acquired during our audit. When reading the forward looking information determined according to a structured process, we took into account the assumptions used by management and the amounts obtained by applying these assumptions.

We also audited the financial statements of the Company for the years 1999, 2000 and 2001 and the consolidated financial statements for the years 1999 and 2001. Our audits were performed in accordance with auditing standards generally accepted in France. Our reports on these financial statements were free of qualifications and observations.

We audited the consolidated financial statements for 2000 in accordance with auditing standards generally accepted in France. Our report on these consolidated financial statements, dated March 1, 2001, was free of qualifications but included an observation mentioning the change of accounting method that resulted from the application, as from January 2000, of the new standard issued by the Comité de la Réglementation Comptable concerning consolidated financial statements.

Based on the procedures described above, we have nothing to report with respect to the fairness of the information about the financial position and the historical financial statements contained in this reference document.

Neuilly-sur-Seine and Paris-La Défense, April 9, 2002

The Statutory Auditors

Barbier Frinault & Autres
Andersen
Aldo Cardoso Pierre Jouanne

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Pascale Chastaing-Doblin Daniel Chauveau

Combined Annual and Extraordinary Shareholders' Meeting
May 27, 2002

Report of the Board of Directors **to the Annual General Meeting**

Approval of the annual financial statements - First resolution -

We ask you to approve the transactions and financial statements for the year, as presented, which show a net loss of €811,224,026. This loss stems from the exceptional provision for the Company's investment in Legrand.

In January 2001, the Company seized a strategic opportunity to join forces with Legrand, leading to the acquisition of 98.1% of Legrand's capital at a cost of €5.4 billion. The Legrand shares were exchanged for 84 million Schneider Electric shares valued at €59.68 per share and €387.5 million in cash, primarily corresponding to the additional payment made to holders of Legrand preferred shares.

On October 10, 2001, the European Commission ruled that the Schneider-Legrand merger was not compatible with the common market. In January 2002, the Company was ordered by the Commission to divest its interest in Legrand.

As a result and in keeping with prudent accounting principles, the investment was written down to its probable realizable value of €4 billion. This value was determined by evaluating the price that would be likely to be obtained according to various possible scenarios (trade sale, sale on the market, demerger), taking into account the overall decline in share prices since the Legrand shares were acquired. The amount of the write-down was €1.4 billion.

Approval of the consolidated financial statements - Second resolution -

As required under the provisions of the "NRE" Act, you are also asked to approve the consolidated financial statements, as presented, which show a net loss after amortization of goodwill of €986 million. This loss is also attributable to the write-down of the Legrand shares...

Appropriation of the loss for the year - Third resolution -

We propose that the loss for the year should be set off against:

1. Unappropriated retained earnings in the amount of €252,048,322.61.

This amount corresponds to unappropriated retained earnings of €231,752,043.20 brought forward from the previous year, plus the unused portion of the précompte equalization tax appropriation made last year, in the amount of €7,828,567.41, and €12,467,712 in unpaid 2000 dividends of shares held in treasury.

2. Reserves (revaluation reserve, untaxed reserves, legal reserve) totaling €264,177,946.96, reducing the balance of these reserves to zero.

The loss remaining to be appropriated will then amount to €294,997,756.88 which we propose to set off against additional paid-in capital.

Distribution: Return of capital in lieu of a dividend, corresponding to a payment of €1.30 - Fourth resolution -

In view of the level of operating income and the exceptional nature of the loss for the year, we are proposing the payment of a dividend of €1.30 per share, to be charged against additional paid-in capital. From a legal standpoint, the distribution will be treated as a return of capital and it will therefore be paid on all shares issued and outstanding on the coupon date. It will not qualify shareholders for any tax credit and will not be subject to personal income tax or the CSG or CRDS taxes in France. If any shares are held jointly by a *non-beneficial and a beneficial shareholder*, the dividend will be paid to the non-beneficial shareholder.

The dividend will be paid on May 31, 2002.

We remind you that dividends paid by Schneider Electric SA for the last three years were as follows:

	Net dividend €	Avoir fiscal tax credit €	Total revenue €
1998	1.15	0.58	1.73
1999	1.34	0.67	2.01
2000	1.6	0.8	2.4

Regulated agreements governed by article L 225-38 - Fifth resolution -

No new agreements governed by articles L 225-38 et seq. of the Commercial Code were signed during the year. You are asked to take note of the agreements governed by article L 225-38 signed in prior years that remained in force during 2001.

Membership of the Board of Directors - Sixth and Seventh resolutions -

You are asked to ratify the appointment as Directors of René Barbier de la Serre and Willy Kissling and to elect them as Directors for the remainder of the term of their predecessors on the Board. Biographical details of René Barbier de la Serre and Willy Kissling are provided in the presentation of the Board of Directors.

Share buybacks - Eighth resolution -

You are asked to authorize the Company to buy back its shares by any appropriate method, including through the use of derivatives, in accordance with the provisions of article L 225-209 of the Commercial Code.

The shares could be bought back to stabilize the Schneider Electric share price, or to reduce dilution, or to optimize the management of the Company's shareholders' equity.

The shares could also be resold by any appropriate method in accordance with the law, for example in addition to or in lieu of a share issue to finance an acquisition.

They could also be used in connection with any stock option plans or employee stock ownership plans established by the Company.

Some of the shares acquired could be cancelled provided that you approve the eleventh resolution tabled at this meeting.

The Company used a similar authorization given in 2001. Details of the related transactions are provided in the annual report.

In accordance with Commission des Opérations de Bourse regulation 98-02, the Company will prepare and publish an information memorandum approved by the Commission, which will be made available to shareholders.

Bond issues - Ninth resolution -

You are asked to renew the authorization granted by shareholders at the Annual and Extraordinary Meeting of June 11, 2001 to issue bonds and related securities in order to broaden the range of financial instruments that may be issued under this authorization.

Amendments to the bylaws - Tenth resolution -

Amendments of the bylaws to reflect the provisions of the "NRE" Act.

This Act provides for the separation of the functions of Chairman of the Board of Directors and Chief Executive Officer. It requires companies to amend their bylaws in order to give the Board of Directors responsibility for deciding whether to combine or to separate these functions. Accordingly, you are asked to approve amendments to Schneider Electric SA's bylaws to:

1. Redefine the powers and duties of the Board of Directors, based on the provisions of the "NRE" Act as follows:

"The Board of Directors shall determine overall strategies for the Company's business and oversee their implementation. Subject to the powers expressly granted to the General Shareholders' Meeting and in accordance with the corporate purpose, the Board of Directors shall deal with any questions relating to the proper operation of the Company and deliberate on issues relating thereto in Board Meetings.

The Board of Directors shall perform any controls and verifications that it considers appropriate. The Board of Directors shall be provided with all necessary information to accomplish its tasks and may receive any documents which it thinks fit" (article 12 of the proposed new bylaws).

2. Set the maximum age limit for holding office as Chairman at 74. However, if the Chairman also serves as Chief Executive Officer, the age limit will be 68, the current limit for Schneider Electric's Chairman (articles 14 and 15 of the proposed new bylaws).

3. Include a definition of the powers of the Chairman of the Board of Directors, based on the provisions of the "NRE" Act, as follows:

"The Chairman represents the Board of Directors. He or she shall organize and direct the work of the Board and report to the shareholders thereon. The Chairman shall also ensure that the Company's corporate governance structures function effectively and, in particular, that the Directors are in a position to fulfil their responsibilities" (article 14 of the proposed new bylaws).

4. Specify in the bylaws that the Chief Executive Officer is responsible for the General Management of the Company. This position may either be held by the Chairman, in which case he or she will hold the title of Chairman and Chief Executive Officer, or by another person appointed by the Board of Directors. The proposed new bylaws also stipulate that if the functions of Chairman and Chief Executive Officer are combined, the provisions of the bylaws concerning

the Chief Executive Officer will apply to the Chairman (article 15 of the proposed new bylaws).

5. Stipulate (article 15 of the proposed new bylaws) that the decision to combine or to separate the functions of Chairman and Chief Executive Officer will be made by the Board of Directors provided that:

- At least two-thirds of the Directors are present or represented at the meeting.

- The agenda of the meeting at which the decision is to be made is sent to all the Directors at least 15 days in advance of the meeting.

6. Include a definition of the powers of the Chief Executive Officer based on the provisions of the "NRE" Act, as follows:

"The Chief Executive Officer shall have the widest powers to act in all circumstances in the name and on behalf of the Company, within the limits of the corporate purpose and except for those matters which, by law, can only be decided on by the shareholders in General Meeting or by the Board of Directors. The Chief Executive Officer shall represent the Company in its dealings with third parties. Any limitations on the Chief Executive Officer's powers decided by the Board of Directors shall be invalid against claims by third parties" (article 15 of the proposed new bylaws).

7. Stipulate that the age limit for holding office as Chief Executive Officer is 65, except if the CEO is also Chairman of the Board of Directors. In this case, the age limit is 68, the current limit for Schneider Electric's Chairman (article 15 of the proposed new bylaws).

8. Stipulate that on the recommendation of the Chief Executive Officer, the Board of Directors may appoint one or several individuals to assist the Chief Executive Officer and who will have the title of Chief Operating Officer (article 16 of the proposed new bylaws).

You are also asked to amend the bylaws to include the new rules contained in the "NRE" Act concerning:

- The possibility to be offered to shareholders to participate in General Meetings by video conference (articles 18 and 19 of the proposed new bylaws).

- The measures to be applied against non-resident shareholders who fail to disclose their identity to the Company (article 7 of the proposed new bylaws).

Lastly, you are asked to approve changes to the bylaws to replace references to the Companies Act with the corresponding references to the Commercial Code (articles 7 and 19 of the proposed new bylaws).

Authorization to cancel treasury stock - Eleventh resolution -

You are asked to give full powers to the Board of Directors to cancel shares representing up to 10% of the Company's capital over a period of 24 months, in order to reduce the dilutive impact of the most recent share issues.

Issuance of shares while a takeover bid is in progress - Twelfth resolution -

You are asked to authorize the Board of Directors to use the authorizations given in the 12th and 13th resolutions of the combined Annual and Extraordinary General Meeting of June 11, 2001 in order to issue shares while a cash-for-stock or stock-for-stock offer for the Company's shares is in progress.

Auditors' Special Report **on Agreements Involving Directors**

Year ended December 31, 2001

To the Shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA, we present below our report on agreements involving directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We were not informed of any new agreements signed during the year that would be governed by article 225-38 of the Commercial Code.

In application of the decree of March 23, 1967, we were advised of the following agreements entered into in prior years, which remained in force during the year.

Agreements with Square D Company

- Schneider Electric SA guaranteed Square D Company's commitments towards the Square D Company Employee Stock Ownership Plan (ESOP). It was not paid any fee for this guarantee. The guarantee expired during 2001 without any claims having been made against it.
- Square D Company has issued USD250 million worth of 2% bonds convertible into Schneider Electric SA shares. The bonds are guaranteed by Schneider Electric SA. In addition, an agreement defines relations between Schneider Electric SA and Square D Company during the life of the bonds, relating in particular to the conversion of the Square D Company bonds into Schneider Electric SA shares. Following the bond conversions carried out at December 31, 2001, the guaranteed principal amount is USD8.07 million.
- Square D Company, Schneider Canada Inc and Schneider Mexico SA de CV obtained a guarantee from American International Group (AIG) on behalf of certain customers, related to contracts with the customers concerned. AIG required a counter-guarantee from Schneider Electric SA. The amount of this guarantee was USD45 million. It expired during 2001 without any claims having been made against it.

Agreements with Spie Batignolles (renamed Spie SA) and Spie Trindel

- A management agreement was signed between Schneider SA and Spie Batignolles (renamed Spie SA) covering the administrative and legal management of contract disputes that remained at the level of Schneider Electric SA at the time of the merger. Schneider Electric SA is required to pay to Spie Batignolles an annual fee equal to 0.75% of the value of the net assets managed on behalf of Schneider Electric SA. This fee is recorded in the accounts on January 1 of each year.

This agreement was not implemented in 2001.

- In addition, Schneider Electric gave certain customary guarantees concerning the 1995 accounts of Spie Batignolles and Spie Trindel, and also gave a guarantee covering the risks associated with contracts executed in the past by Spie Batignolles and/or its subsidiaries, including Spie Trindel and Spie Enertrans. All guarantees covering tax risks were canceled under a transaction dated October 18, 2001, involving the payment by Schneider Electric to Spie Batignolles of a net amount of €32 million. This amount was settled on January 15, 2002. An earlier payment of €10.2 million was made in March 2001.

No payments were made in respect of the other guarantees in 2001.

Agreements with Schneider Capital Management (renamed Washington Group)

In connection with a series of operations designed to group together within a structure placed under the umbrella of Schneider Electric SA, named Schneider Capital Management, all of the non-manufacturing assets and structures of Schneider inherited from the former Empain Schneider Group and Spie Batignolles, on March 23, 1998 the Board of Directors authorized Schneider Electric SA to pay advances of FF250 million (€38.11 million) to this company, repayable only if certain conditions are met.

On May 28, 1998, Schneider Electric paid advances of FF250 million (€38.11 million) to Schneider Capital Management. Repayment of these advances was renegotiated in connection with the sale of the real estate business. The buyer of this business repaid FF161.0 million (€24.54 million) in 1999 and gave a commitment to repay FF14.1 million (€2.15 million) no later than December 31, 2001, plus interest calculated at the rate of 3.5% per year. The balance of the receivable was sold to the buyer for FF10 million (€1.5 million).

At December 31, 2001, in accordance with the agreement renegotiated in 1999, Schneider Capital Management repaid the balance of the advances, with interest, in a total amount of €2.2 million.

We conducted our review in accordance with the standards of our profession. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

Neuilly-sur-Seine and Paris, March 7, 2002

The Statutory Auditors

Barbier Frinault & Autres
Andersen
Aldo Cardoso   Pierre Jouanne

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Pascale Chastaing-Doblin   Daniel Chauveau

Auditors' Special Report on the Reduction of Capital through the Cancellation of Shares Acquired Under the Buyback Program
Extraordinary General Meeting of May 27, 2002

To the Shareholders of Schneider Electric S.A.,

In our capacity as Statutory Auditors of Schneider Electric SA and pursuant to the provisions of Article L 225-209, paragraph 4 of the Commercial Code, we hereby present our report on the canceling of shares bought back.

We have reviewed the proposed capital reduction and performed all the procedures that we considered necessary in accordance with the professional standards generally accepted in France.

This transaction is connected with the proposed acquisition by the Company of up to 10% of its own shares, in accordance with Article L 225-209 of the Commercial Code, under an eighteen month authorization to be given at the Annual General Meeting.

In connection with the authorization to buy back shares, the Board of Directors would be given full powers to cancel the shares acquired, provided that the aggregate number of shares cancelled in any given period of 24 months does not exceed 10% of the Company's capital. These powers would be exercisable for a period of two years.

We have no comment to make on the reasons or terms of the proposed capital reduction, the implementation of which depends on the Ordinary General Meeting approving the buyback of the Company's shares.

Neuilly-sur-Seine and Paris-La Défense, March 7, 2002

The Statutory Auditors

Barbier Frinault & Autres
Andersen
Aldo Cardoso   Pierre Jouanne

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Pascale Chastaing-Doblin   Daniel Chauveau

Resolutions

Resolutions voted on in Annual Shareholders' Meeting

First Resolution

(2001 financial statements)

The General Meeting, acting with the quorum and majority required for Ordinary General Meetings and having heard the reports of the Board of Directors and the Auditors, approves the transactions and financial statements for the year ended December 31, 2001, as presented by the Board of Directors.

Second resolution

(2001 consolidated financial statements)

The General Meeting, acting with the quorum and majority required for Ordinary General Meetings and having heard the reports of the Board of Directors and the Auditors, approves the consolidated financial statements for the year ended December 31, 2001, as presented by the Board of Directors.

Third resolution

(Appropriation of the loss for the year)

The General Meeting, acting with the quorum and majority required for Ordinary General Meetings, approves the allocation to unappropriated retained earnings of €7,828,567.41, representing the unused portion of précompte equalization tax appropriated in the fourth resolution of the Combined Annual and Extraordinary Shareholders' meeting of June 11, 2001, and of €12,467,712, representing the unpaid dividend on shares held in treasury.

The General Meeting resolves to appropriate the loss for the year, in the amount of €811,224,026.45, as follows:

1. €252,048,322.61 will be set off against retained earnings, including the amounts allocated to this account as stipulated above, thereby reducing the balance of retained earnings to zero.
2. €2,858,088.22 will be set off against revaluation reserves, reducing the balance of these reserves to zero.
3. €136,689,744.34 will be set off against untaxed reserves and special long-term capital gains reserves, reducing the balance of these reserves to zero.
4. €124,630,114.40 will be set off against the legal reserve, reducing the balance of this reserve to zero.
5. €294,997,756.88 will be set off against additional paid-in capital.

Fourth resolution

*(Return of capital in lieu of a dividend, corresponding to a payment of **€1.30**, not carrying any right to a tax credit)*

The General Meeting, acting with the quorum and majority required for Ordinary General Meetings, resolves to reimburse part of the premium on shares issued upon exercise of stock warrants, on stock dividends and on Spie Batignolles Contingent Value Rights Certificates, in lieu of paying a dividend. The amount reimbursed will correspond to a payment of €1.30 per share on all the shares outstanding as of the payment date. Shareholders will not be entitled to any tax credit on the payment.

Dividend payments for the last three years were as follows:

	Net dividend €	Avoir fiscal tax credit €	Total revenue €
1998	1.15	0.58	1.73
1999	1.34	0.67	2.01
2000	1.6	0.8	2.4

Fifth resolution

(Agreements governed by article L 225-38 of the Commercial Code)

The General Meeting, acting with the quorum and majority required for Ordinary General Meetings and having heard the Auditors' Special Report on agreements governed by article L 225-38 of the Commercial Code, presented in accordance with article L 225-40 of the Code, notes the information contained in the Auditors' Report.

Sixth resolution

(Approval of the appointment of Mr. René Barbier de la Serre as Director and election for a period of three years)

The General Meeting approves the appointment by the Board of Directors on February 26, 2002 of Mr. René Barbier de la Serre as Director and elects him for a period of three years expiring at the Annual Shareholders' Meeting to be called in 2005 to approve the 2004 accounts.

Seventh resolution

(Approval of the appointment of Mr. Willy Kissling as Director and election for a period of two years)

The General Meeting approves the appointment by the Board of Directors on December 12, 2001 of Mr. Willy Kissling as Director and elects him for a period of two years expiring at the Annual Shareholders' Meeting to be called in 2004 to approve the 2003 accounts.

Eighth resolution

*(Authorization to trade in the Company's shares - **maximum acquisition price: €100, minimum selling price: €50**)*

The General Meeting, acting with the quorum and majority required for Ordinary General Meetings and having heard the report of the Board of Directors and the information memorandum prepared by the Company and approved by the Commission des Opérations de Bourse, authorizes the Board of Directors to purchase Company shares on the stock market in connection with the management of its capital base or any acquisition transactions, or in order to reduce the dilution of capital or to stabilize the market price, as provided for in article L 225-209 of the Commercial Code.

- The maximum number of shares that may be acquired pursuant to this authorization may not exceed 240,260,029 shares, or 10 percent of the issued share capital.
- Shares may not be acquired at a price in excess of €100 nor sold at a price of less than €50, provided that, if all or some of the shares acquired pursuant to this authorization are intended to be allotted on exercise of stock options, in application of articles L 225-177 et seq. of the Commercial Code, the selling price of the shares in question will be determined in accordance with the provisions of the law governing stock options.
- Share purchases may not exceed an aggregate maximum amount of €2,402,600,290.
- The shares may be acquired, sold or otherwise transferred by any appropriate method on the market or over the counter, including through block purchases or sales, the use of all derivatives traded on a regulated market or over the counter and the use of put or call options.
- Shares acquired may also be canceled, subject to compliance with the provisions of articles L 225-204 and L 225-205 of the Commercial Code and in accordance with the eleventh resolution submitted for approval at this meeting.
- Shares may be acquired or sold at any time, including when a takeover bid is in progress.
- In the case of financial transactions, the Board of Directors may adjust the maximum and minimum number and/or selling price of shares sold pursuant to this authorization.
- This authorization will expire at the end of a period of eighteen months from the date of this meeting.

Ninth resolution

(Authorization to issue bonds, related securities and other debt securities within a limit of €2.5 billion)

The General Meeting, acting with the quorum and majority required for Ordinary General Meetings, grants the Board of Directors full discretionary authority to issue, on one or several occasions, in France or abroad, ordinary bonds and related securities such as subordinated, redeemable and perpetual bonds, as well as other debt securities, including warrants, up to an aggregate face value of €2.5 billion. These issues may be denominated in euros, foreign currency or any other monetary unit representing a basket of currencies. The securities may be issued with or without collateral or other security. The Board of Directors shall determine the proportions, formats, timing, rates and terms of issue and amortization.

The General Meeting fully empowers the Board of Directors to carry out one or several issues and specifies that the Board has full latitude to determine the characteristics of the bonds and related securities.

This authorization will expire at the end of a period of five years from the date of this meeting and replaces all earlier authorizations for the unused amounts.

Resolutions voted on in Extraordinary Shareholders' Meeting

Tenth resolution

(Changes to the bylaws)

The General Meeting, acting with the quorum and majority required for Extraordinary General Meetings and having heard the report of the Board of Directors, resolves to amend the bylaws:

1. To comply with the provisions of the "NRE" Act (Act no. 2001-420 of May 15, 2001).
2. To reflect the incorporation of the Companies Act in the Commercial Code.

Accordingly, the Meeting resolves to amend articles 1, 7, 12, 13, 14, 15, 16, 18 and 19 of the bylaws, as follows:

Article 1 :

Amendment of the third paragraph of article 1 to read as follows:

"It is governed by the applicable laws and regulations and by these bylaws."

Article 7:

In the second paragraph of article 7, replacement of *"356-1-2 of the Companies Act"* by *"L 233-9 of the Commercial Code."*

Addition of the following paragraph:

"In the case of failure by shareholders or their bank or broker to make the disclosures required in the above paragraph, the undisclosed shares may be stripped of voting and dividend rights, temporarily or permanently, in accordance with the provisions of the law."

Article 12:

Amendment of article 12 to read as follows:

"The Board of Directors shall meet as frequently as necessary in the interests of the Company, at the Company's headquarters or any other venue decided by the Chairman. Meetings shall be called by the Chairman in accordance with the law, by any appropriate method including orally, at the Chairman's initiative or at the request of the Chief Executive Officer or at least one-third of the Directors.

Except in the cases dealt with in article 15, decisions of the Board shall be adopted according to the quorum and majority voting rules prescribed by law. In the case of a split decision, the Chairman of the meeting shall have a casting vote.

The Board shall designate a secretary, who may or may not be a shareholder.

Minutes of Board meetings shall be drawn up and copies or extracts thereof shall be issued and certified in accordance with the law."

Article 13 :

Amendment of article 13 to read as follows:

"The Board of Directors shall determine and monitor the implementation of the overall business strategy of the Company, examine any and all matters related to the efficient operation of the business and make decisions about any and all issues concerning the Company, within the limits of the corporate purpose and except for those matters which, by law, can only be decided on by the shareholders in General Meeting.

The Board of Directors shall perform any controls and verifications that it considers appropriate. The Board of Directors shall be provided with all necessary information to accomplish its tasks and may receive any documents that it thinks fit.

The Board of Directors may give special authority to one or several Directors or to any other person, who may or may not be a shareholder, to fulfil one or several specific purposes, and may or may not authorize said person to delegate all or part of their authority to another person.

The Board of Directors may set up committees of the Board to examine matters submitted to them by the Board or the Chairman. The Board of Directors shall determine the membership and the terms of reference of these committees.

The General Meeting may award fixed annual fees to Directors, the amount of which shall be included in the Company's operating expenses.

These fees shall be allocated among the Directors at the discretion of the Board.

The Board of Directors may award exceptional compensation to Directors for the performance of specific tasks or for their membership on committees of the Board. Any such compensation shall be included in the Company's operating expenses and shall be submitted to the Ordinary General Meeting of shareholders for approval in accordance with the law."

Article 14 :

Amendment of article 14 to read as follows:

"The Board of Directors shall select one of its members to act as Chairman for a period to be decided by the Board provided that it does not exceed the Chairman's term as Director, and shall determine the Chairman's compensation.

The Chairman of the Board may be re-elected.

The age limit for the Chairman is the same as that applying to Directors.

The Chairman represents the Board of Directors. He or she shall organize and direct the work of the Board and report to the shareholders thereon. The Chairman shall also ensure that the Company's corporate governance structures function effectively and, in particular, that the Directors are in a position to fulfil their responsibilities.

The Board of Directors may also designate one or two Directors to act as Vice-Chairmen for a period

to be decided by the Board, not to exceed their term as Director."

Article 15 :

Amendment of article 15 to read as follows:

"The Chief Executive Officer is responsible for the General Management of the Company. This position may either be held by the Chairman in which case he or she shall hold the title of Chairman and Chief Executive Officer, or by another person appointed by the Board of Directors.

The decision to combine or to separate the functions of Chairman and Chief Executive Officer shall be made by the Board of Directors, provided that:

- *The agenda of the meeting at which the said decision is to be made is sent to all the Directors at least 15 days in advance of the meeting,*
- *At least two-thirds of the Directors are present or represented at the meeting.*

Shareholders and third parties shall be notified of the Board's decision in accordance with the applicable regulations.

If the functions of Chairman and Chief Executive Officer are combined, all the provisions of these bylaws concerning the Chief Executive Officer shall apply to the Chairman.

The Chief Executive Officer shall have the widest powers to act in all circumstances in the name and on behalf of the Company, within the limits of the corporate purpose and except for those matters which, by law, can only be decided on by the shareholders in General Meeting or by the Board of Directors. The Chief Executive Officer shall represent the Company in its dealings with third parties. Any limitations on the Chief Executive Office'rs powers decided by the Board of Directors shall be invalid against claims by third parties.

The Board of Directors shall determine the compensation of the Chief Executive Officer and his or her term of office, which may not exceed either the period for which the decision has been made to separate the functions of Chairman and Chief Executive Officer or his or her term as Director, where applicable.

The Chief Executive Officer's term of office will expire at the latest at the end of the Annual General Meeting called to approve the accounts for the financial year during the year in which he or she reaches the age of 65. However, if the Chief Executive Officer is also the Chairman of the Board of Directors, the age limit is extended to 68."

Article 16 :

Amendment of article 16 to read as follows:

"On the recommendation of the Chief Executive Officer, the Board of Directors may appoint one or several individuals to assist the Chief Executive Officer. These individuals shall have the title of Chief Operating Officer. The Board of Directors shall determine jointly with the Chief Executive Officer the terms of office and the powers of the Chief Operating Officers. The Board of Directors shall determine the compensation paid to the Chief Operating Officers."

Article 18 :

Addition of the following text to the second paragraph of Article 18:

"The Board may decide, when each meeting is called, to organize the public retransmission of all or part of the meeting by video conference and/or using teletransmission techniques."

Amendment of the third paragraph to read as follows:

"To be entitled to participate in Ordinary and Extraordinary General Meetings, in person or by proxy:

- *Holders of registered shares must have their shares recorded in the Company's registered share accounts.*
- *Holders of bearer shares must file, at the address specified in the notice of meeting, a certificate issued by their bank or broker confirming that their shares have been placed in a blocked account preventing their sale prior to the Meeting. They may also be required to submit to the Company any and all documents required to establish their identity, in accordance with the applicable laws and regulations."*

Addition of the following paragraph after the fourth paragraph:

"If so decided by the Board of Directors when the General Meeting is called, shareholders may be offered the opportunity to participate in General Meetings and take part in the vote by video conference or by any telecommunication method allowed by law, subject to compliance with the applicable laws and regulations."

In the fifth paragraph, insertion between the words "absence" and "by" of the words "by the Vice-

Chairman or failing that by the Chief Executive Officer or".

In the final paragraph, replacement of the words *"a Director holding office as"* by *"the"*.

Article 19 :

In the eighth paragraph, replacement of the words *"355-1 of the Companies Act"* and *"356-1 et seq. of the Act"* by *"L 233-3 of the Commercial Code"* and *"L 233-7 et seq. of the Code"* respectively.

The General Meeting gives full powers to the Board of Directors to decide, at the first meeting held after this General Meeting, whether to combine or separate the functions of Chairman and Chief Executive Officer.

Eleventh resolution

(Authorization to cancel the shares purchased under the shareholder-approved buyback program, within the limit of 10% of the capital)

The General Meeting, acting with the quorum and majority required for Extraordinary General Meetings and having heard the report of the Board of Directors and the Auditor's special report, resolves, in accordance with article L 225-209 of the Commercial Code, to authorize the Board of Directors to cancel the shares of the Company acquired under the authorizations given by shareholders in General Meeting, as provided for in article L 225-209 of the Commercial Code, as follows:

- The Board shall have full discretionary authority to cancel, on one or several occasions, all or some of the shares purchased under the shareholder-approved buyback programs, provided that the total number of shares canceled in the 24 months following the date of this Meeting does not exceed 10% of the total number of shares outstanding, and to reduce the Company's capital accordingly.
- The difference between the purchase price of the shares and their par value will be charged against additional paid-in capital and, if appropriate, against the legal reserve for the portion of the difference representing 10% of the capital reduction.

This authorization is given for a period of 24 months from the date of this Meeting. The Board of Directors shall have full powers to carry out any and all actions, formalities and filings required to cancel the shares, reduce the capital and amend the bylaws to reflect the new capital, either directly or through a duly authorized representative.

Twelfth resolution

(Use of authorizations to issue Schneider Electric SA shares or share equivalents while a takeover bid is in progress)

The General Meeting, acting with the quorum and majority required for Extraordinary General Meetings and having heard the report of the Board of Directors, authorizes the Board of Directors to utilize, in full or in part, the authorizations given in the twelfth and thirteenth resolutions of the Combined Annual and Extraordinary General Meeting of June 11, 2001 when one or several bids to purchase or exchange Schneider Electric SA securities is (are) in progress, subject to compliance with the law.

This authorization will be valid until the General Meeting to be called to approve the financial statements for the year ending December 31, 2002.

Thirteenth resolution

(Powers)

The General Meeting gives full powers to the bearer of a copy or extract of the minutes of the meeting to carry out all legal filing and other formalities.

This Annual Report has been published
by the Schneider Electric Corporate Communication Department

Financial Communication
Tel.: +33 (0)1 41 29 70 42
Fax: +33 (0)1 41 29 71 42

Picture credits
Photographers: Yann Geoffray, Patrice Tourenne, Véronique Vedrenne
Agencies: *DDB nouveau monde*, *DPPI agence de presse* Benoît Stichelbaut
Photo libraries: Schneider Electric, Conlog, Getty Images, Masterfile
Photo: Groupe Maison Phénix

Illustrations CBJ Créations, n.b. nota bene
Translation: ICC
Design: **w** Printel – Laurent Borderie
Printing: **w** Printel Editeur – Conseil à Paris
Tel.: +33 (0)1 42 61 50 86

Cross-references to COB Regulations
(COB regulation no. 98-01)

The annual report has been registered as a reference document approved by the Commission des Opérations de Bourse. The following table shows, for each section provided for in the COB regulations governing reference documents, the numbers of the pages on which the corresponding information is supplied.

	Pages Magazine	Pages Financial Report
1.1 Name and title of the person responsible for the reference document	–	103
1.2 Certificate issued by the person responsible for the reference document	–	103
1.3 Name and address of the auditors	–	52
1.4 Information policy	–	44
3.1 General information about the issuer	–	34 to 52
3.2 General information about the issuer's capital	11	38, 39, 40
3.3 Current ownership structure	11	40, 41, 42
3.4 Market for the issuer's shares	10	43, 44
3.5 Dividends	10 and 11	100, 106, 112
4.1 Presentation of the Company and the Group	1	36, 37
4.3 Claims, litigation and other exceptional events	–	51
4.4 Number of employees	6	37, 88
4.5 Capital spending policy	9	55, 56, 57
5.1 Financial statements of the issuer and the Group	6 to 9	64 to 102
6.2 Directors' interests	–	42, 44 to 51
7.1 Recent developments	–	54, 55, 56
7.2 Outlook	18 to 31	56, 57

COB

This reference document was registered with the Commission des Opérations de Bourse on April 10, 2002 in compliance with regulation 98-01/95-01. It may not be used in connection with any financial transactions unless it is accompanied by an Offering Circular approved by the Commission.

Schneider Electric SA
Headquarters
43-45 boulevard Franklin-Roosevelt
F-92500 Rueil-Malmaison (France)
Tel: +33 (0) 1 41 29 70 00
Fax: +33 (0) 1 41 29 71 00
Internet: www.schneider-electric.com

Incorporated in France with issued
capital of €1,922,080,232
Registered in Nanterre, RCS 542 048 574
Siret no. 542 048 574 01775

w *printel* PREED2002EN

025231

April 2002